As filed with the Securities and Exchange Commission on April 24, 2000


                                                     Registration No. 333-56817
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         Brand Scaffold Services, Inc.

             (Exact Name of Registrant as Specified in Its Charter)

                            -----------------------

      Delaware                       735915                     133909681
      --------                       ------                     ---------
  (State or other             (Primary Standard              (I.R.S. Employer
  jurisdiction of           Industrial Classification     Identification Number)
  incorporation or               Code Number)
   organization)

                       15450 South Outer Highway 40, #270
                          Chesterfield, Missouri 63017
                                 (636) 519-1000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                 John M. Monter
                      Chief Executive Officer and President
                       15450 South Outer Highway 40, #270
                          Chesterfield, Missouri 63017
                                 (636) 519-1000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             -----------------------

                                   Copies to:
                                Joseph P. Hadley
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

                             -----------------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            -----------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================

                                EXPLANATORY NOTE


     This Registration Statement contains a prospectus which is to be used by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices at the time of sale.

===============================================================================


PROSPECTUS

BRAND LOGO

                          BRAND SCAFFOLD SERVICES, INC.
                         10 1/4% Senior Notes Due 2008

-------------------------------------------------------------------------------

This prospectus is to be used by Donaldson, Lufkin & Jenrette Securities Corporation in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Donaldson, Lufkin & Jenrette Securities Corporation may act as principal or agent in such transactions and has no obligation to make a market in the notes, and may discontinue its market-making activities at any time without notice, in its sole discretion. If Donaldson, Lufkin & Jenrette Securities Corporation conducts any market-making activities, it may be required to deliver a "market-making prospectus" when effecting offers and sales in the notes because of the equity ownership of affiliates of Donaldson, Lufkin & Jenrette Securities Corporation. Certain affiliates of Donaldson, Lufkin & Jenrette Securities Corporation hold in the aggregate a 64.4% equity interest in us. We will not receive the proceeds of the sale of such notes.


-------------------------------------------------------------------------------

The Company:

o We are the largest North American provider of industrial scaffolding rental, erection, dismantlement and design services.

o    Our executive offices are located at:
     Brand Scaffold Services, Inc.
     15450 South Outer Highway 40, #270
     Chesterfield, MO 63017
     (636) 519-1000

Market for Trading:

o    There is currently no established market for trading of the notes.

Terms of the Notes:

o    Maturity

     The notes will mature on February 15, 2008.

o    Interest Payment

     Interest on the notes is payable semiannually on February 15 and August 15 of each year.

o    Optional Redemption

     We may redeem some or all of the notes at any time on or after February 15, 2003 at the prices set forth in this prospectus.

     Before February 15, 2001, we may redeem up to 35% of the principal amount of the notes at the prices set forth in this prospectus with the proceeds of certain types of offerings of equity in our company that we make.
o    Change of Control

     You may require us to repurchase the notes upon the occurrence of certain change of control events, at the prices set forth in this prospectus.

o    Ranking

     The notes are general senior unsecured obligations and rank pari passu with all of our existing and future senior unsecured indebtedness and all of our other obligations. The notes are effectively subordinated to all existing and future liabilities of our subsidiaries. In addition, the notes are effectively subordinated to all existing and future senior secured indebtedness, including a bank facility which is secured by a pledge of substantially all of our and our subsidiaries' assets and is also guaranteed by our U.S. subsidiaries.

     As of December 31, 1999:

    o     our subsidiaries had no outstanding
          indebtedness (other than intercompany debt and certain capital lease obligations);


    o $27.4 million of indebtedness was outstanding under the bank facility;


    o we had $15.4 million in availability under the bank facility; and

    o     we had no indebtedness junior to the notes.

           --------------------------------------------------------
    This investment involves risks. See "Risk Factors" beginning on page 10.

-------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined if this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------


                 The date of this Prospectus is April 27, 2000

                               PROSPECTUS SUMMARY

     Because this is a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision. Unless we indicate otherwise, the words "Company," "Brand," "we," "our," "ours" and "us" mean Brand Scaffold Services, Inc. together with its subsidiaries. Unless we indicate otherwise, references to industry size and statistics contained in this prospectus are derived from information provided by Cook, Holmlund & Co., Inc.

Overview

     We are the largest North American provider of industrial scaffolding services. Our services facilitate access to tall structures for on-going maintenance, turnarounds (major maintenance projects which require the complete or partial shutdown of a facility) and capital projects, principally in the refining, petrochemical, chemical, utility and pulp and paper industries. Our turnkey services include equipment rental, labor for the erection and dismantlement of scaffolding and scaffolding design services. We deliver our services through an extensive field service organization of approximately 4,200 employees in 30 field offices located throughout the United States and two in Canada. We also provide scaffolding services to the commercial market (primarily nonresidential construction) and sell a small amount of scaffolding. For the year ended December 31, 1999, we generated revenues of $218.9 million and a net loss of $1.9 million.

     Approximately 79%, 83% and 80% of our 1999, 1998 and 1997 revenues, respectively, were attributable to on-going maintenance, turnarounds and capital projects of industrial facilities. We typically provide our on-going maintenance services under long-term contracts; the duration of these contracts ranges between one and five years. Turnarounds occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of such facilities. We believe that the necessity for on-going maintenance and turnarounds provides us with a stable, recurring revenue base.

     Our main customers include major integrated oil companies, independent refiners, large chemical companies, utilities and large engineering and construction firms. Our largest customer, Exxon Corporation, accounted for approximately 13%, 15% and 17% of our revenues in the years ended December 31, 1999, 1998 and 1997, respectively. The loss of this customer could have a material adverse effect on us. It is unclear what effect the announced mergers and consolidations in the oil industry (such as the merger between Exxon Corporation and Mobil Corporation and between British Petroleum P.L.C. and Amoco Corporation) and the paper industry will have on us.

     We believe our position as the largest supplier of industrial scaffolding services provides us with a number of competitive advantages including:

     o    the ability to offer national coverage to large customers;

     o the ability to provide required personnel and scaffolding to process major turnarounds and unanticipated plant outages;

     o higher asset use through the shifting of assets across regions and across our large customer base;

     o    purchasing leverage with scaffolding manufacturers; and

     o comprehensive safety training programs which have resulted in an accident incident rate which is well below the industry average and have enabled us to reduce insurance costs and accident-related expenses.

     Our size also enables us to maintain our own trucking fleet and to provide a design department that specializes in the custom design of industrial scaffolding, which we use to minimize the amount of scaffolding used and to maximize labor efficiency, thereby providing us with a competitive advantage.

The Industry

     The scaffolding services industry consists of the industrial market and the commercial market, each of which requires different types of scaffolding equipment and levels of expertise. Industrial applications generally require systems scaffolding, which is highly versatile, can be quickly erected and dismantled, is capable of conforming to irregularly shaped structures and requires a higher level of skill to erect and dismantle. Commercial applications generally require frame and brace scaffolding which is not as versatile as systems scaffolding and requires a lower level of expertise.

     Industrial Market. The North American industrial scaffolding market is approximately $650 million and is serviced predominantly by scaffolding specialists such as Brand. We estimate that the top six scaffolding specialists service almost 70% of the total industrial market. Industrial customers use scaffolding for on-going maintenance, turnarounds and capital projects. Among industrial applications, maintenance represents approximately 50% and turnarounds represent approximately 35% of the market. Since turnarounds may require the complete shutdown of a facility (which may lose up to $1 million of revenues per day during a turnaround), speed and reliability are key customer considerations. Safety is another important consideration for industrial customers as scaffolding contractor accident incidents are counted against a facility's safety record and may cause increases in both insurance premiums and attention by the Occupational Safety and Health Administration ("OSHA").

     Commercial Market. The North American commercial scaffolding market is approximately $725 million. Commercial scaffolding is used primarily in nonresidential construction and renovation projects. Commercial applications are generally characterized by regularly shaped structures with few contoured or angled surfaces. Due to the simple shapes required, commercial jobs generally utilize frame and brace scaffolding, a less versatile type of equipment which is not suited to industrial applications. Commercial scaffolding requires a less skilled work force and has historically been less focused on safety issues. These factors combine to make the commercial market highly fragmented with low barriers to entry.

Business Strategy

     We have developed a business strategy which we believe will enable us to profitably increase future revenues and cash flow. The key components of this strategy are:

     Leverage existing strengths. Our existing strengths include longstanding customer relationships, extensive equipment resources, significant labor capacity and an industry-leading safety record. These strengths have enabled us to gain our current market share and to expand our business. We intend to utilize these strengths to retain our maintenance contracts and to aggressively pursue turnarounds and capital projects with our existing customers and to expand scaffolding services to such customers' other facilities.

     Target underpenetrated industrial segments. Due to our leading market position and extensive service infrastructure, we have the capacity to service several industries in which, due to limited historical focus, we have had a relatively low market share. These include the chemical, utilities and pulp and paper industries. To increase our penetration in these markets, we have expanded our sales force, initiated incentive and training programs and created a sales management function to target opportunities and monitor the effectiveness of the sales force.

     Pursue complementary acquisitions. We intend to pursue complementary acquisitions where significant consolidation savings and economies of scale can be achieved. The scaffolding industry is characterized by single-office or regional companies, many of which are undercapitalized and have limited scaffolding inventories. We intend to focus our acquisition strategy on companies which have long-term contracts or an expertise in a certain industry or scaffolding application.

     Expand our commercial scaffolding operations. We intend to use our existing infrastructure to expand our position in the commercial market. To increase our penetration of the commercial market, we have targeted large-scale new construction and renovation projects, which require relatively complex scaffolding. We believe our industry-leading safety record provides us with a competitive advantage in pursuing these commercial scaffolding market opportunities in the future. In November 1996, OSHA enacted stricter regulations regarding training and safety in the commercial scaffolding industry. As a result, safety has become a key consideration for commercial customers.

Company History and Structure

     On September 30, 1996, DLJ Merchant Banking Partners, L.P. and certain of its affiliates ("DLJMB") and Carlisle-Brand Investors, L.P. ("Carlisle") acquired indirectly, through a series of mergers, an 80.1% equity interest in the Company from WMI Technologies, Inc. ("WMI"). As a result of the acquisition, we became a wholly owned subsidiary of DLJ Brand Holdings, Inc. ("Holdings"), in which DLJMB, Carlisle and Rust Industrial Services Inc. ("Rust Industrial"), a majority owned subsidiary of WMI, hold equity interests. In connection with the acquisition, DLJ Capital Funding, Inc. ("DLJ Capital") and Bank of America National Trust and Savings Association ("BofA") provided us $190.0 million of financing (the "Bank Facility"), comprised of senior secured term loans and a revolving loan facility. As of December 31, 1999, DLJMB and Carlisle owned 64.4% and 9.2%, respectively, of Holdings. See "Principal Stockholders."

     We are a Delaware corporation. Our executive offices are located at 15450 South Outer Highway 40, #270, Chesterfield, Missouri 63017, and our telephone number is (636) 519-1000.

                        SUMMARY DESCRIPTION OF THE NOTES

Notes........................ 10 1/4% Senior Notes due 2008

Principal Amount............. $130,000,000

Maturity Date................ February 15, 2008

Interest Payment Dates....... February 15 and August 15 of each year

Optional Redemption ......... We may redeem some or all of the notes on or after February 15, 2003, at the redemption prices set forth elsewhere in this prospectus. In addition, prior to February 15, 2001, we may redeem up to 35% of the principal amount of the notes at the redemption prices set forth elsewhere in this prospectus with the proceeds from certain equity offerings in our company that we make. See "Description of Notes--Optional Redemption."

Mandatory Redemption......... Except as set forth herein, we are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Ranking of the Notes ........ The notes are general senior unsecured obligations and rank pari passu with all of our existing and future senior unsecured indebtedness and all of our other obligations. The notes are effectively subordinated to all existing and future liabilities of our subsidiaries, including trade payables.

                              In addition, the notes are effectively
                              subordinated to existing and future senior secured indebtedness, including a bank facility, which is secured by a pledge of substantially all of our and our subsidiaries' assets and is also guaranteed by our U.S. subsidiaries.

                              As of December 31, 1999:

                              o   our subsidiaries had no outstanding
                                  indebtedness other than intercompany
                                  indebtedness and certain capital lease
                                  obligations;


                              o $27.4 million of indebtedness was outstanding under the bank facility;


                              o we had $15.4 million in unused senior secured borrowing capacity under the bank facility;


                              o   we had outstanding approximately $157.4
                                  million in aggregate principal amount of senior indebtedness, of which approximately $27.4 million was secured indebtedness; and

                              o we had the ability to incur up to $30 million in senior indebtedness based upon the covenants with which we must comply. See "Description of Notes--General."

Change of Control............ You may require us to repurchase the notes upon the occurrence of certain change of control events, at the prices set forth in this prospectus. However, our ability to repurchase the notes may be limited by contractual obligations existing at the time proposed for repurchase. Also, we may not have sufficient money to repurchase the notes. See "Description of Notes--Change of Control" and "Risk Factors--Possible Inability to Repurchase Notes Upon a Change of Control - We may not have the ability to raise the funds necessary to finance the change of control offer required by the notes."

Certain Covenants............ The indenture governing the notes contains covenants limiting our ability and our
                              subsidiaries' ability to:

                              o   pay dividends or make certain other
                                  payments;
                              o   make certain investments;
                              o   incur additional indebtedness;
                              o   permit liens;
                              o incur dividend and other payment restrictions affecting subsidiaries;
                              o enter into consolidation, merger, conveyance, lease or transfer transactions;
                              o make asset sales, enter into transactions with certain affiliates; and
                              o   engage in unrelated lines of business.

                              In addition, the indenture imposes restrictions on the ability of our subsidiaries to issue guarantees. These covenants are subject to certain exceptions and qualifications. See "Description of Notes--Certain Covenants" and "--Consolidation, Merger, Conveyance, Lease or Transfer."

                                  RISK FACTORS

     Prospective investors in the notes should carefully consider the factors discussed in detail elsewhere in this prospectus under the caption "Risk Factors."

                             SUMMARY FINANCIAL DATA


     The following table presents summary historical financial data of Brand after the acquisition by DLJMB and Carlisle of a majority of our common stock (the "Acquisition"), as of and for the years ended December 31, 1997, 1998 and 1999. The summary historical financial data has been derived from the audited financial statements of Brand. You should read the financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.


                                           Year Ended        Year Ended        Year Ended
                                          December 31,      December 31,      December 31,
                                              1997              1998              1999
                                          -------------     -------------     -------------
                                                       (Dollars in thousands)
Income Statement Data: (1)
Revenue................................      $160,660          $205,304          $218,916
Operating Expenses.....................       122,638           157,673           171,630
                                             --------          --------          --------
  Gross Profit.........................        38,022            47,631            47,286
Selling and Administrative Expenses....        25,840            29,568            31,550
Nonrecurring Start-up Expenses.........         2,498            --                --
                                             --------          --------          --------
Operating Income.......................         9,684            18,063            15,736
Interest Expense.......................        15,422            17,728            17,758
Interest Income........................          (397)             (249)             (159)
Other Expense, Net (2).................        --                --                --
                                             --------          --------          --------
  Pretax Income (Loss).................        (5,341)              584            (1,863)
Provision for Income Tax...............        --                --                --
Extraordinary Loss.....................        --                 4,329            --
                                             --------          --------          --------
  Net Income (Loss)....................       $(5,341)          $(3,745)          $(1,863)
                                             ========          ========          ========
Other Data: (1)
EBITDA (3).............................       $22,009           $34,572           $39,505
Cash Flow from Operations..............        11,983            26,753            21,148
Depreciation and Amortization..........        13,294            17,234            24,491
Cash Interest Expense (4)..............        14,453            17,003            17,036
Capital Expenditures...................         9,720            14,831            19,642
Ratio of Earnings to Fixed Charges and
 Preferred Stock Dividends (5).........           .5x               .8x               .7x

                                                                                           Brand
                                                                            -------------------------------------
                                                                                      At December 31,
                                                                            -------------------------------------
                                                                             1997            1998          1999
                                                                             ----            ----          ----
                                                                                  (Dollars in thousands)
Balance Sheet Data: (1)
Working Capital......................................................        $4,207        $12,080         $5,553
Total Assets.........................................................       197,543        211,060        210,872
Long-term Debt (including current portion and revolving loan)........       154,250        158,500        157,460
Notes Payable and Capital Lease Obligation
  (including current portion)........................................            --          5,007          4,402
14.5% Senior Exchangeable Preferred Stock............................        31,140         35,907         41,404
Stockholder's Equity (Deficit).......................................        (5,176)       (14,483)       (20,968)

-------------------
(1) The Acquisition had a significant impact on our financial position and results of operations. Consequently, the financial data for and as of dates prior to the Acquisition may not be directly comparable to corresponding information for and as of dates after the Acquisition.
(2) Since the Acquisition, we have not separately classified other income and expense and have included it in selling and administrative expenses because such amounts have been immaterial.
(3) EBITDA is defined as earnings before interest income, cash interest expense, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(4) Cash interest expense represents total interest expense less amortization of deferred financing fees of $772,000, $725,000 and $969,000 for the years ended December 31, 1999, 1998 and 1997, respectively.
(5) For the purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends.

                                  RISK FACTORS

     In addition to the other matters described in this prospectus, you should carefully consider the risks described below before making an investment decision.

     This prospectus includes forward-looking statements that involve a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this prospectus to reflect future events or developments.

Substantial Leverage -- Our substantial indebtedness could adversely affect the financial health of the Company and prevent us from fulfilling our obligation to service our current indebtedness.


     We are highly leveraged. As of December 31, 1999, our total indebtedness was $157.4 million, which constitutes the Company's aggregate amount of senior debt outstanding. Our estimated annual payment obligation for 2000 with respect to our indebtedness is comprised of approximately $6 million of principal payments and $17 million of interest payments. Our payment obligation for 1999 consisted of $5 million of principal payments and $16.2 million of interest payments.


     Our substantial indebtedness could have important consequences to you. For example, it could:

     o limit our ability to fund future working capital, capital expenditures, acquisitions and other general corporate activities;

     o require us to dedicate a substantial portion of our operating cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund other areas of our business; and

     o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

     Our borrowings under the Bank Facility are at floating rates of interest, which could result in higher interest expense in the event of an increase in interest rates. Further, our management's business decisions will be limited by covenants contained in the Bank Facility and the indenture under which the notes were issued.

Ability to Service Debt -- To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

     Our ability to pay interest on the notes and to satisfy our other debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. In addition, our access to payments and advances from our subsidiaries in amounts and at times sufficient to fund our debt obligations, including payments on the notes, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to make scheduled payments on the notes or to meet our other obligations, we will need to refinance, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service requirements, including payments on the notes.

Restrictive Covenants -- Our debt agreements contain provisions which restrict the business decisions that may be made by our management.

     Among other things, the operating and financial restrictions and covenants contained in our debt agreements restrict, condition or prohibit us from:

     o    incurring additional indebtedness;

     o    creating liens on our assets;

     o    making certain asset dispositions;

     o    entering into transactions with affiliates;

     o    merging or consolidating with any other person; or

     o selling, assigning, transferring, leasing, conveying or otherwise selling certain of our assets.

     In addition, the Bank Facility contains financial and operating covenants and prohibitions, including requirements that we maintain certain financial ratios and use a portion of excess cash flow and proceeds of assets sales to repay indebtedness under the Bank Facility.

     The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of these restrictions or covenants could cause a default under other debt. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

     We have previously sought and obtained waivers and consents from the lenders under the Bank Facility. We may be required to seek waivers or consents in the future. We cannot assure that these waivers or consents will be granted. See "Description of Bank Facility."

Subordination -- Your right to receive payments on the notes is junior to our existing current and future senior indebtedness.


     The notes are effectively subordinated to all current and future senior secured indebtedness, including indebtedness under the Bank Facility, to the extent of any pledged assets. Our obligations under the Bank Facility are secured by a pledge of substantially all of our and our subsidiaries' assets. In the event of a bankruptcy, liquidation or reorganization of the Company, our assets would be available to pay obligations on the notes only after all indebtedness under the Bank Facility has been paid in full. There may not be sufficient assets remaining to make any payments on the notes. The indebtedness under the Bank Facility will become due prior to the time principal obligations under the notes become due. Our U.S. subsidiaries have issued guarantees under the Bank Facility. As of December 31, 1999, we had $157.4 million of senior indebtedness outstanding. In addition, as of December 31, 1999, we had $15.4 million in unused senior secured borrowing capacity under the Bank Facility.


Dependence on Subsidiaries -- The notes will effectively rank junior to our subsidiaries' liabilities.

     Our subsidiaries conduct substantially all of our operations. Therefore, our ability to make required principal and interest payments with respect to our indebtedness, including the notes, depends on the earnings of our subsidiaries and on our ability to receive funds from our subsidiaries through dividends or other payments. Our subsidiaries are not obligated or required to make any payments on the notes, or to make funds available to us for payment on the notes or otherwise. Furthermore, the notes will effectively be subordinated to all outstanding indebtedness and other liabilities and commitments (including trade payables and operating lease obligations) of our subsidiaries. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of holders of notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are recognized as a creditor of the subsidiary. If we are recognized as a creditor of the subsidiary, our claims will still be subordinate to any security interest in the subsidiary's assets and any of the subsidiary's indebtedness senior to that which we hold. As of December 31,1999, our subsidiaries had no indebtedness outstanding other than intercompany indebtedness and certain capital lease obligations.

Effects of Seasonality and Cyclicality -- There are seasonal fluctuations in demand for our services. Further, we have experienced a degree of cyclicality in the market we service.

     The market for industrial scaffolding services experiences seasonal fluctuations in demand. In particular, because of high demand for gasoline for automobiles during the summer, most refineries prefer to close down for turnarounds during the spring and fall. Similar patterns are evidenced for utilities.

     We may be able to take advantage of differing seasonal patterns in other markets we service, such as the commercial scaffolding market, but seasonality may still lead to:

     o    low inventory use during periods of low demand;

     o an inability to service all of our customers during periods of high demand;

     o    price fluctuations; and

     o    periods of low cash flow.

     Historically, the market for industrial scaffolding services has experienced a degree of cyclicality. In particular, demand for nonresidential construction and capital projects is highly cyclical. In addition, when refining products are in high demand or the price of pulp is high, refineries and pulp and paper mills often delay turnarounds. It does not appear that any areas of our business exhibit a significant degree of counter-cyclicality that would offset these effects. This cyclicality could have a material adverse effect on us.

Concentration of Customers -- Losing certain customers could materially affect our revenues.

     Our top ten customers accounted for approximately 35% of total revenues during 1999. Our largest customer, Exxon Corporation, accounted for approximately 13%, 15% and 17% of our revenues in the years ended December 31, 1999, 1998 and 1997, respectively. The loss of any of these customers could have a material adverse effect on us.

Competition -- We cannot assure that we will be able to maintain our current market share.

     We currently face competition from other existing scaffolding services providers, including entities providing substantially similar services, some of which have significantly greater resources than we do. We also compete with larger engineering and construction firms. While we believe that we currently have a strong position in the industrial scaffolding market, we cannot assure that we will be able to increase or maintain our market share.

Dependence on Labor -- Decreases in the labor force or increases in the cost of labor could materially affect the Company.

     Our business has a high labor content and, as a result, our financial performance is affected by the availability of qualified personnel and the cost of labor. In recent years, unemployment rates have reached unusually low levels leading to lower availability of labor and to wage inflation. In particular, the supply of labor has been low relative to demand in the Gulf Coast Region, in which we have significant operations. While we have been successful in hiring workers for our projects and we do not believe that the reduced availability of labor has had a material adverse effect on our financial performance, we cannot assure that sufficient labor will be available in the future or that the cost of labor will not rise, either of which could have an adverse effect on the Company.

     Approximately 24% of our employees are represented by labor unions. We cannot assure that strikes or other types of conflicts with unions or personnel will not arise or that we will not become a target for further union organizing activity. Since our business has a high labor content, any such activity could have a material adverse effect on the Company.

Dependence on Certain Industries -- Our performance depends upon the stability of a small group of industries.

     Our financial performance is dependent upon the continued viability and financial stability of our customers, which are in turn substantially dependent on the viability and financial stability of the oil, petrochemical, chemical, utilities, pulp and paper and construction industries. In addition, many of our customers are affected by general economic conditions. The factors affecting these industries in general, and our customers in particular, could have a material adverse effect on the Company.

Dependence on Key Personnel -- Losing certain employees could materially affect the Company.

     Our continued success depends to a large extent upon the continued services of our senior management and certain individuals with critical client relationships. The loss of the services of any of these employees could have a material adverse effect on the Company. We do not maintain "key man" insurance with respect to any individuals.

Acquisition Strategy -- There are various risks associated with our plan to acquire other scaffolding providers.

     We intend to expand our business by acquiring other scaffolding providers.

     We cannot assure that:

     o    suitable acquisition candidates will be available;

     o    acquisitions can be completed on reasonable terms;

     o    we will successfully integrate the operations of any acquired entity;
          or

     o we will have the ability to raise the funds necessary to make acquisitions.

     Some of the risks associated with this acquisition strategy include problems inherent in integrating new businesses such as a potential loss of customers and key personnel and a potential disruption in operations. In addition, acquisitions may be limited by restrictions contained in our debt agreements.

Possible Inability to Repurchase Notes Upon a Change of Control -- We may not have the ability to raise the funds necessary to finance the change of control offer required by the notes.

     Upon the occurrence of certain specific kinds of change of control events, you will have the right to require us to repurchase some or all of the notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of purchase. However, our ability to make the repurchase may be limited by the terms of our and our subsidiaries' then existing contractual obligations. Furthermore, under the Bank Facility, the occurrence of certain specific kinds of change of control events would constitute an event of default, possibly causing acceleration of all payments required under the Bank Facility. We may not have sufficient funds to make the required repurchase, and we cannot assure that we would be able to obtain such resources. If we fail to repurchase all of the notes tendered for purchase, such failure will constitute an event of default under the indenture.

     With respect to the sale of assets referred to in the definition of "Change of Control" as it applies to the notes, the phrase "all or substantially all" as used in such definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under the relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in determining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a change of control has occurred and whether the notes are subject to an offer to repurchase.

     The change of control provision may not necessarily protect you in the event of certain important corporate events, including a reorganization, restructuring, merger or other similar transaction involving the Company that may adversely affect you. This is because such events may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to trigger such provisions. Except as described under "Description of Notes--Change of Control," the indenture does not contain provisions that permit you to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Fraudulent Transfer Statutes -- In certain circumstances, fraudulent transfer laws may permit a court to take action detrimental to you.

     Federal or state fraudulent transfer laws permit a court, if it makes certain findings, to

     o    avoid all or a portion of our obligations to you;

     o subordinate our obligations to you to other existing and future indebtedness, entitling other creditors to be paid in full before any payment is made on the notes; and

     o take other action detrimental to you, including, in certain circumstances, invalidating the notes.

In that event, there would be no assurance that you would ever be repaid.

     Under federal and state fraudulent transfer laws, in order to take any of the actions described above, courts will typically need to find that, at the time the notes were issued, we:

     (a) issued the notes with the intent of hindering, delaying or defrauding current or future creditors; or

     (b) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the notes and

          (1) were insolvent or were rendered insolvent by reason of the issuance of the notes,

          (2) were engaged, or about to engage, in a business or transaction for which our assets were unreasonably small; or

          (3) intended to incur, or believed (or should have believed) we would incur, debts beyond our ability to pay as such debts mature (as all of the foregoing terms are defined in or interpreted under such fraudulent transfer statutes),

     Different jurisdictions define "insolvency" differently. However, we generally would be considered insolvent at the time we incurred the indebtedness constituting the notes if (a) the fair market value (or fair saleable value) of our assets is less than the amount required to pay our total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute or matured or (b) we were incurring debts beyond our ability to pay as such debts mature. We cannot assure you as to what standard a court would apply in order to determine whether we were "insolvent" as of the date the notes were issued, and we cannot assure you that, regardless of the method of valuation, a court would not determine that we were insolvent on that date. Nor can we assure you that a court would not determine, regardless of whether we were insolvent on the date the notes were issued, that the payments constituted fraudulent transfers on another ground.

Lack of Trading Market for the Notes -- We cannot assure that an active trading market will develop for the notes.

     There is no established trading market for the notes, and we cannot assure you about the future development of a market for the notes or your ability to sell the notes or the price at which you may be able to sell your notes. If such market were to develop, the notes could trade at prices that may be higher or lower than their initial offering price depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. Although it is not obligated to do so, Donaldson, Lufkin & Jenrette Securities Corporation currently makes a market in the notes. Any such market-making activity may be discontinued at any time, for any reason, without notice at the sole discretion of Donaldson, Lufkin & Jenrette Securities Corporation. No assurance can be given as to the liquidity of or the trading market for the notes.

                                USE OF PROCEEDS

     This prospectus is delivered in connection with the sale of the notes by Donaldson, Lufkin & Jenrette Securities Corporation in market-making transactions. We will not receive any of the proceeds from such transactions.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of December 31, 1999. This table should be read in conjunction with the consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                      As of December 31, 1999
                                                      -----------------------
                                                       (Dollars in thousands)
Long-term Debt (including current portion):
 Bank Facility
   Term Facilities.........................................        23,500
   Revolving Facility(1)...................................         3,960
   10 1/4% Senior Notes due 2008...........................       130,000
                                                                  -------
   Total Long-term Debt....................................       157,460
 14.5% Senior Exchangeable Preferred;
  1,250,000 shares authorized; 1,042,460 shares issued(2)..        41,404
Stockholder's Deficit......................................       (20,968)
                                                                  -------
   Total Capitalization....................................       177,896
                                                                  =======

-------------------
(1) The Company has $10.6 million of letters of credit outstanding to cover insurance commitments for the policy year ended December 31, 1999.

(2) The Company's 14.5% Senior Exchangeable Preferred Stock due 2008, par value $0.01 per share (the "14.5% Preferred Stock"), has an initial liquidation preference of $25.00 per share. Dividends accrete to the liquidation value at the rate of 14.5% per annum until the later of September 30, 2001 and the first date upon which cash dividends are permitted under the terms of the Company's then outstanding indebtedness. The Company is required to redeem the 14.5% Preferred Stock on March 31, 2008. See "Description of Preferred Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents (i) selected historical financial data of Rust as of and for the year ended December 31, 1995, and for the nine months ended September 30, 1996, and (ii) selected historical financial data of Brand, for the three months ended December 31, 1996, and the years ended December 31, 1997, 1998 and 1999. The selected historical financial data as of and for the year ended December 31, 1995, and for the nine months ended September 30, 1996 has been derived from the audited financial statements of Rust. The selected historical financial data as of and for the three months ended December 31, 1996, and the years ended December 31, 1997, 1998 and 1999, has been derived from the audited financial statements of Brand. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this prospectus.

                                                   Rust                                              Brand
                                         ---------------------------   ------------------------------------------------------------
                                                         Nine Months   Three Months
                                         Year Ended         Ended          Ended         Year Ended      Year Ended      Year Ended
                                          December        September    December 31,       December        December        December
                                          31, 1995         30, 1996        1996           31, 1997        31, 1998        31, 1999
                                         ----------      -----------   ------------      ----------      ----------      ---------
                                                                          (Dollars in thousands)
Income Statement  Data: (1)
Revenue................................   $193,829         $124,769        $44,412        $160,660        $205,304        $218,916
Operating Expenses.....................    138,968           89,073         34,170         122,638         157,673         171,630
                                          --------         --------     ----------      ----------      ----------      ----------
  Gross Profit.........................     54,861           35,696         10,242          38,022          47,631          47,286
Selling and Administrative Expenses....     25,807           15,825          4,743          25,840          29,568          31,550
Nonrecurring Start-up Expenses.........      --               --            --               2,498           --              --
                                          --------         --------     ----------      ----------      ----------      ----------
Operating Income.......................     29,054           19,871          5,499           9,684          18,063          15,736
Interest Expense.......................      9,444            7,872          4,504          15,422          17,728          17,758
Interest Income........................     (1,012)            (482)          (195)           (397)           (249)           (159)
Other Expense, Net (2).................        853              708         --               --              --              --
                                          --------         --------     ----------      ----------      ----------      ----------
  Pretax Income (Loss).................     19,769           11,773          1,190          (5,341)            584          (1,863)
Provision for Income Tax...............      8,300            4,813            525           --              --              --
  Extraordinary Loss...................      --               --            --               --              4,329           --
  Net Income (Loss)....................    $11,469           $6,960           $665         $(5,341)        $(3,745)        $(1,863)
                                          ========         ========     ==========      ==========      ==========      ==========
Other Data: (1)
EBITDA (3).............................    $36,803          $25,832         $8,398         $22,009         $34,572         $39,505
Cash Flow from Operations..............     35,587           28,478          4,966          11,983          26,753          21,148
Depreciation and Amortization..........      8,602            6,669          3,567          13,294          17,234          24,491
Cash Interest Expense (4)..............      9,444            7,872          3,836          14,453          17,003          17,036
Capital Expenditures...................      8,602            1,810            208           9,720          14,831          19,642
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends (5)........       3.0x             2.4x           1.2x             .5x             .8x             .7x

                                                                     Rust                         Brand
                                                                   --------   -------------------------------------------
                                                                                   At December 31,
                                                                   --------------------------------   -------------------
                                                                     1995       1996        1997        1998       1999
                                                                   --------   --------    --------    --------   --------
                                                                                   (Dollars in thousands)
Balance Sheet Data: (1)
Working Capital................................................     $30,227    $12,656     $4,207     $12,080      $5,553
Total Assets...................................................     178,201    204,266    197,543     211,060     210,872
Long-Term Debt (including current portion and revolving loan)..       --       158,000    154,250     158,500     157,460
Notes payable and capital lease obligation (including current
 portion)......................................................       --         --          --         5,007       4,402
14.5% Senior Exchangeable Preferred Stock......................       --        25,906     31,140      35,907      41,404
Stockholder's Equity (Deficit).................................     141,374      4,247     (5,176)    (14,483)    (20,968)

-------------------
(1) The Acquisition had a significant impact on our financial position and results of operations. Consequently, the financial data for and as of dates prior to the Acquisition may not be directly comparable to corresponding information for and as of dates after the Acquisition.

(2) Since the Acquisition, we have not separately classified other income and expense and have included it in selling and administrative expenses because such amounts have been immaterial.

(3) EBITDA is defined as earnings before interest income, cash interest expense, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(4) Cash interest expense represents total interest expense less amortization of deferred financing fees of $772,000, $725,000 and $969,000, for the years ended December 31, 1999, 1998 and 1997, respectively.

(5) For the purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herewith.

Overview

     The Company is the largest North American provider of industrial scaffolding services which facilitate access to tall structures for maintenance, turnarounds and capital projects, principally in the refining, petrochemical, chemical, utility and pulp and paper industries. The Company provides turnkey services which include equipment rental, labor for the erection and dismantlement of the scaffolding and scaffolding design services. The Company also provides scaffolding services to the commercial market (primarily nonresidential construction) and sells a small amount of scaffolding.

     In April 1999, the Company acquired the operating assets of Philip Scaffold Corporations ("Philip") for a purchase price of $875,000. Philip operates out of Denver and Grand Junction, Colorado and is an industrial scaffold operation with its major customers being power companies and refineries. In August 1999, the Company acquired the stock of Scaffold-Jax, Inc. for a purchase price of $1.2 million ($1.0 million in cash and $200,000 in a note to be paid two years after closing). There was no excess cost of assets acquired over the amounts assigned to net tangible assets at the date of acquisition. Scaffold-Jax, Inc. is a Jacksonville, Florida based company and services both the industrial and commercial market.

     Approximately 79%, 83% and 80% of the Company's 1999, 1998 and 1997 revenues, respectively, were attributable to on-going maintenance, turnarounds and capital projects of industrial facilities. The Company typically provides on-going maintenance services under long-term contracts; the duration of these contracts is usually one and five years. Turnarounds typically occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of such facilities. While the postponement of scheduled turnarounds causes fluctuations in the Company's quarterly and annual results, the Company believes the necessity for on-going maintenance and turnarounds provides a stable, recurring revenue base.

     Revenues from capital projects, which represented approximately 11%, 18% and 14% of 1999, 1998 and 1997 revenues, respectively, result from new plant construction, plant expansions and modifications. Capital projects can and have had material impacts on the Company's results of operations.


     Commercial scaffolding revenues, which represented approximately 21%, 14% and 15% of 1999, 1998 and 1997 revenues, respectively, are related to the level of nonresidential construction and renovation. Demand for commercial scaffolding services has recently been high due to the recent strength in the commercial construction industry. In 1997, the Company increased its penetration of the commercial market by opening four new offices.


     In November 1997, the Company implemented a cost reduction program that reduced its annual operating overhead and selling, general and administrative expenses by approximately $5.3 million. The major initiatives included (i) eliminating 63 administrative and support positions and consolidating certain administrative functions, (ii) restructuring and renegotiating benefits programs, (iii) renegotiating the Company's insurance premiums to reflect continued improvements in its safety record, (iv) negotiating company-wide procurement contracts in order to take advantage of volume pricing, and (v) implementing a new management information system to improve inventory utilization and reduce equipment transportation expenses. The Company recorded a one-time expense in the fourth quarter of 1997 of $437,000 to reflect severance and other expenses of the cost reduction program.

     In connection with the Acquisition, WMI agreed to pay the Company a quarterly fee of $725,000 for transition services for three years beginning on December 31, 1996. Such payments continued through September 30, 1999. In addition, WMI agreed to pay for all historical accident-related claims in which the accident occurred prior to the

Acquisition. Because cash expenditures related to accidents are paid out over time but accident-related expenses are accrued in the period in which the accident occurs, the Company has a significant non-cash claims expense ($2.6 million in 1999, $2.6 million in 1998 and $2.9 million in 1997) which it anticipates will decline over time.

     The Company's business is seasonal. End-use industries such as the refining and utility industries experience increased demand for their products during the summer months. Consequently, turnarounds are generally scheduled during the first and fourth quarters of the year.

     The following discussion of results of operations is presented for the years ended December 31, 1999, 1998 and 1997.

Results of Operations

     The following tables set forth, for the periods indicated, certain operating data expressed in dollar amounts and as a percentage of revenue:

                    Summary of Historical Financial Results
                                 (In thousands)

                                                  Year Ended December 31,
                                              --------------------------------
                                                1999        1998        1997
                                              --------    --------    --------
Income Statement Data:
Revenue...................................    $218,916    $205,304    $160,660
Operating Expenses........................     171,630     157,673     122,638
                                              --------    --------    --------
 Gross Profit.............................      47,286      47,631      38,022
Selling and Administrative Expenses.......      31,550      29,568      25,840
Nonrecurring Start-up Expenses............          --          --       2,498
                                              --------    --------    --------
Operating Income..........................      15,736      18,063       9,684
Interest Expense..........................      17,758      17,728      15,422
Interest Income...........................        (159)       (249)       (397)
                                              --------    --------    --------
 Pre-Tax Income (Loss)....................      (1,863)        584      (5,341)
Provision for Income Tax..................          --          --          --
Extraordinary loss on debt extinguishment.          --       4,329          --
                                              --------    --------    --------
 Net Income (Loss)........................     $(1,863)    $(3,745)    $(5,341)
                                              ========    ========    ========
Other Data:
EBITDA....................................     $39,505     $34,572     $22,009

       Summary of Historical Financial Results as a Percentage of Revenue

                                                            Brand
                                                  --------------------------
                                                   Year Ended December 31,
                                                  --------------------------
                                                   1999      1998      1997
                                                   ----      ----      ----
Income Statement Data:
Revenue.........................................  100.0%    100.0%    100.0%
Operating Expenses..............................   78.4      76.8      76.3
                                                   ----      ----      ----
 Gross Profit...................................   21.6      23.2      23.7
Selling and Administrative Expenses.............   14.4      14.4      16.1
Nonrecurring Start-up Expenses..................    --         --       1.6
                                                   ----      ----      ----
Operating Income................................    7.2       8.8       6.0
Interest Expense................................    8.1       8.6       9.6
Interest Income.................................    0.0      (0.1)     (0.2)
                                                   ----      ----      ----
 Pre-Tax Income (Loss)..........................   (0.9)      0.3      (3.3)
Provision for Income Tax........................    --         --        --
Extraordinary loss on debt extinguishment.......    --        2.1        --
                                                   ----      ----      ----
 Net Income (Loss)..............................   (0.9)%    (1.8)%    (3.3)%
                                                   ====      ====      ====
Other Data:
EBITDA..........................................   18.0%     16.8%     13.7%


    Year Ended December 31, 1999 as Compared to Year Ended December 31, 1998

     Revenue. Revenue for the year ended December 31, 1999, increased 6.6% to $218.9 million from $205.3 million for the same period in 1998. Labor revenue increased 6.1% to $158.5 million for the year ended December 31, 1999, as compared to the same period in 1998. Rental revenue increased 9.0% to $54.7 million for the year ended December 31, 1999, as compared to the same period in 1998. The increase in revenues was primarily attributable to a full year of contributions from 1998 acquisitions, 1999 acquisition contributions, and to increased activity in our commercial scaffolding divisions. The increase in rental revenue is also attributable to a stronger move into the commercial market.

     Gross Profit. Gross profit for the year ended December 31, 1999, decreased 0.7% to $47.3 million from $47.6 million for the same period in 1998. Labor gross profit (labor revenue less labor cost) increased 14.3% to $28.3 million for the year ended December 31, 1999, as compared to the same period in 1998. Gross profit as a percentage of revenue for the year ended December 31, 1999, decreased to 21.6% from 23.2% for the same period in 1998. This decrease was primarily due to a $6.8 million increase in depreciation expense for scaffolding equipment from 1998 to 1999. Depreciable lives of steel scaffold were changed from 25 years to 20 years in January 1998 and wood plank was changed from 7 years to 2 years in July 1998. Increased capital purchases over the past two years also contributed to the increase in depreciation expense.

     Selling and Administrative Expenses. Selling and administrative expenses for the year ended December 31, 1999, increased 6.7% to $31.6 million from $29.6 million for the same period in 1998. Selling and administrative expenses as a percentage of revenue for the year ended December 31, 1999, remained constant at 14.4% for the same period in 1998. The increase in selling and administrative expenses resulted from the additional expenses assumed with the acquired companies. Also, we added eight new salespeople during 1999, increasing our selling and administrative expenses.

     Operating Income. Operating income for the period ended December 31, 1999, decreased to $15.7 million from $18.1 million for the same period in 1998. The decrease in operating income is directly related to the increase in depreciation expense and overhead expenses from 1998 to 1999.

     Interest Expense. Interest expense for the year ended December 31, 1999, increased 0.2% to $17.8 million from $17.7 million for the same period in 1998. The increase was mainly due to a higher weighted average interest rate on all outstanding debt. For 1999 and 1998, the weighted average interest rate was 9.9% and 9.8%, respectively.

     Extraordinary Items. There are no extraordinary items to report for the year ended December 31, 1999.

     Net Loss. Net loss (before accretion of preferred stock dividends) improved to $1.9 million loss from $3.7 million loss for the same period in 1998.

   Year Ended December 31, 1998 as Compared to Year Ended December 31, 1997

     Revenue. Revenue for the year ended December 31, 1998, increased 27.8% to $205.3 million from $160.7 million for the same period in 1997. Labor revenue increased 33.2% to $149.4 million for the year ended December 31, 1998, as compared to the same period in 1997. Rental revenue increased 22.7% to $50.0 million for the year ended December 31, 1998, as compared to the same period in 1997. The increase in revenues was primarily attributable to increased activity in the industrial scaffolding market, and to a lesser extent, attributable to the acquisitions made in 1998. Increased turnaround and capital maintenance activity and unplanned utility outages in the U.S. Gulf Coast as well as utility plant renovation, maintenance work and an increase in refinery turnarounds in the northern part of the country, resulted in a positive variance for the year.

     Gross Profit. Gross profit for the year ended December 31, 1998, increased 25.3% to $47.6 million from $38.0 million for the same period in 1997. Labor gross profit (labor revenue less labor cost) increased 40.2% to $24.8 million for the year ended December 31, 1998, as compared to the same period in 1997. Gross profit as a percentage of revenue for the year ended December 31, 1998, decreased to 23.2% from 23.7% for the same period in 1997. This decrease was primarily due to a higher mix of labor revenue to total revenue for the period. Labor profit margins are lower than rental and sale profit margins. Much of the increased revenue was from industrial projects requiring a high percentage of labor, thus causing overall profit margins to be lower.

     Selling and Administrative Expenses. Selling and administrative expenses for the year ended December 31, 1998, increased 14.7% to $29.6 million from $25.8 million for the same period in 1997. Selling and administrative expenses as a percentage of revenue for the year ended December 31, 1998, decreased to 14.4% from 16.1% for the same period in 1997. For the year ended December 31, 1998, the savings realized from a cost reduction program implemented in 1997 were offset by a $4.0 million increase in payroll expense.

     Operating Income. As a result of the above, operating income for the period ended December 31, 1998, increased to $18.1 million from $9.7 million for the same period in 1997. The operating income results from 1997 were affected by certain nonrecurring start-up expenses incurred by the Company as a result of the Company's efforts to establish itself as a stand-alone entity.

     Interest Expense. Interest expense for the year ended December 31, 1998, increased 15.0% to $17.7 million from $15.4 million for the same period in 1997. The increase was mainly due to a higher weighted average interest rate on all outstanding debt. For 1998 and 1997, the weighted average interest rate was 9.8% and 8.9%, respectively.

     Extraordinary Item. The extraordinary item for the year ended December 31, 1998, was $4.3 million that represented the writeoff of the pro rata share of deferred financing costs related to the portion of the debt repaid with proceeds from the original issuance by the Company of the 10 1/4% Senior Notes in February 1998.

     Net Loss. Net loss (before accretion of preferred stock dividends) improved to $3.7 million loss from $5.3 million loss for the same period in 1997.

Liquidity and Capital Resources

     The Company has historically utilized internal cash flow from operations and borrowings under the Bank Facility to fund its operations, capital expenditures, and working capital requirements. As of December 31, 1999, the Company had working capital of $5.6 million including cash and cash equivalents of $0.24 million.

     Historically, the principal uses of cash have been capital expenditures (primarily scaffolding) and working capital. The Company has also used cash to repay term loans for which payments amounted to $8.3 million in 1997. In February 1998, $119.8 million of the term loans were repaid with proceeds from the original offering of the notes and $500,000 in payments were made in June 1998. The Company paid $6.3 million in interest relating to the notes in August 1998. Additionally the Company paid approximately $6.7 million in interest relating to the notes in February 1999 and $6.7 million in interest relating to the notes in August 1999.

     For the years ended December 31, 1999, 1998 and 1997, cash provided by operating activities was $21.1 million, $26.8 million and $12.0 million, respectively.

     The Company's capital expenditure requirements are comprised of maintenance and expansion expenditures. Net capital expenditures for the Company were $19.6 million, $14.8 million and $9.7 million, for the years ended December 31, 1999, 1998 and 1997, respectively.

     Borrowings under the revolving loan facility are governed by a borrowing base equal to 85% of eligible accounts receivable. A $15.0 million sub-facility is available for the issuance of letters of credit. In addition, in March 1999, the Company amended the Credit Agreement to allow additional borrowings of $10.0 million for ongoing working capital and general corporate needs. As of December 31, 1999, the Company had $22.6 million in unused senior secured borrowing capacity under the Bank Facility. The interest rate on each loan facility under the Bank Facility is variable. During the year ended December 31, 1999, the interest rate on loans outstanding under the term loan facility was an annual dollar-weighted rate of 9.9%. Total payments for interest and principal by the Company under the Bank Facility in 1997 were $14.1 million and $8.3 million, respectively. During the year ended December 31, 1998, total payments for interest were $11.5 million. During the year ended December 31, 1998, $121.3 million of the term loans were repaid of which $119.8 million was from the proceeds of the original 10 1/4% Senior Note offering. During the year ended December 31, 1999, total payments for interest were $16.2 million and $5.0 million of the term loans were repaid.

     The Bank Facility contains financial and operating covenants, including among other things, that the Company maintain certain financial ratios and satisfy certain financial tests, and imposes limitations on the Company's ability to make capital expenditures, to incur indebtedness and to pay dividends. The Company was in compliance with the loan covenants at December 31, 1999.

     In March 1999, the Company secured a $30 million Term B Loan commitment to enable it to make future acquisitions. Certain provisions contained in the credit agreement governing the Bank Facility were amended to eliminate a requirement that revolving loans be periodically reduced. Also, certain of the covenants contained in the credit agreement were amended to permit the Company to incur certain additional indebtedness, engage in a broader range of business, make certain additional investments and capital expenditures and reinvest asset disposition proceeds within 180 days, rather than prepay the term loan facilities with such proceeds.

Net Operating Losses

     At December 31, 1999, the Company had net operating loss carryforwards, resulting primarily from depreciation timing differences, of $88.7 million, for federal income tax purposes. As a result of such loss carryforwards, cash paid for income taxes in 1999 was minimal. The Company does not expect to expend cash for taxes in the next several years.

Effect of Inflation; Seasonality

     Inflation has not generally been a material factor affecting the Company's business. In recent years, the cost of scaffolding equipment has remained relatively stable due to competitive pressures within the industry. The Company's general operating expenses, such as salaries, employee benefits and facilities costs are subject to normal inflationary pressures.

     The operations of the Company are generally subject to seasonal fluctuations coinciding with the spring and fall turnaround schedules of its major customers.

Accounting Standard Not Yet Implemented

     In June 1998, the Financial Accounting Standards Board (FASB) adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company has not yet quantified the impacts of adopting SFAS No. 133 on its consolidated financial statements nor has it determined the timing or method of its adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

                                    BUSINESS

Overview

     The Company is the largest North American provider of industrial scaffolding rental, erection, dismantlement and design services. The Company's services facilitate access to tall structures for on-going maintenance, turnarounds and capital projects, principally in the refining, petrochemical, chemical, utility and pulp and paper industries. The Company's turnkey services include equipment rental (accounting for approximately 25%, 24% and 25% of total revenue for the years 1999, 1998 and 1997, respectively), labor for the erection and dismantlement of the scaffolding (accounting for approximately 72%, 73% and 70% of total revenue for the years 1999, 1998 and 1997, respectively) and scaffolding design services. The Company delivers its services through an extensive field service organization of approximately 4,200 employees in 30 field offices located throughout the United States and two in Canada. The Company also provides scaffolding services to the commercial market (primarily nonresidential construction) and sells a small amount of scaffolding. For the year ended December 31, 1999, the Company generated revenues and a net loss of $218.9 million and $1.9 million, respectively. See "Selected Consolidated Financial Data."

     Approximately 79%, 83% and 80% of the Company's 1999, 1998 and 1997 revenues, respectively, were attributable to on-going maintenance, turnarounds and capital projects of industrial facilities. The Company typically provides on-going maintenance services under long-term contracts; the duration of these contracts ranges between one and five years. Turnarounds occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of such facilities. The Company believes that the necessity for on-going maintenance and turnarounds provides it with a stable, recurring revenue base.

     The Company believes its position as the largest supplier of industrial scaffolding provides it with a number of competitive advantages including (i) the ability to offer national coverage to large customers, (ii) the ability to provide required personnel and scaffolding to process major turnarounds and unanticipated plant outages, (iii) higher asset use through the shifting of assets across regions and across its large customer base, (iv) purchasing leverage with scaffolding manufacturers, and (v) comprehensive safety training programs which have resulted in an accident rate which is well below the industry average and have enabled the Company to reduce insurance costs and accident-related expenses. The Company's size also enables it to maintain its own trucking fleet and to provide a design department that specializes in the custom design of industrial scaffolding, which the Company uses to minimize the amount of scaffolding used and to maximize labor efficiency thereby providing the Company with a competitive advantage.

Business Strategy

     The Company has developed a business strategy which it believes will enable it to profitably grow future revenue and cash flow. The key components of this strategy are:

     Leverage existing strengths. The Company's existing strengths include longstanding customer relationships, extensive equipment resources, significant labor capacity and an industry-leading safety record. These strengths have enabled the Company to gain its current market share and to expand its business. The Company will utilize these strengths to retain its maintenance contracts and to aggressively pursue turnarounds and capital projects with its existing customers and to expand scaffolding services to such customers' other facilities.

     Target underpenetrated industrial segments. Due to the Company's leading market position and extensive service infrastructure, the Company has the capacity to service several industries in which, due to limited historical focus, the Company has had a relatively low market share. These include the chemical, utilities and pulp and paper industries. To increase its penetration in these markets, the Company has expanded its sales force, initiated incentive and training programs and created a sales management function to target opportunities and monitor the effectiveness of the sales force.

     Pursue complementary acquisitions. The Company intends to pursue complementary acquisitions where significant consolidation savings and economies of scale can be achieved. The scaffolding industry is characterized by single-office or regional companies, many of which are undercapitalized and have limited scaffolding inventories. The Company intends to focus its acquisition strategy on companies which have long-term contracts or an expertise in a certain industry or scaffolding application.

     Expand its commercial scaffolding operations. The Company intends to utilize its existing infrastructure to expand its position in the commercial market. To increase its penetration of the commercial market, the Company has targeted large-scale new construction and renovation projects, which require relatively complex scaffolding. The Company believes its industry-leading safety record provides it with a competitive advantage in pursuing these commercial scaffolding market opportunities in the future. In November 1996, OSHA enacted stricter regulations regarding training and safety in the commercial scaffolding industry. As a result, safety has become a key consideration for commercial customers.

The Industrial Scaffolding Market

      Overview

     The North American industrial scaffolding market represents approximately $650 million of the $1.5 billion scaffolding market. Industrial customers generally require systems scaffolding, which is highly versatile, can be quickly erected and dismantled, is capable of conforming to irregularly shaped structures and requires a higher level of skill to erect and dismantle. Principal end-use industries and their estimated percent of the total industrial market for 1999 were: (i) refineries-36%; (ii) petrochemical and chemical plants-24%; (iii) utilities-19%; (iv) pulp and paper mills-13%; and
(v) other industrial users including aerospace, ship building and other miscellaneous industrial applications-8%. Scaffolding is used by industrial customers for on-going maintenance, turnarounds and capital projects. Since turnarounds may require the complete shutdown of a facility, speed and reliability are key customer considerations. Safety is another important consideration for industrial customers. The industrial scaffolding market is fragmented and is serviced predominantly by scaffolding specialists such as the Company.

      End-Use Industries

     The primary end-use industries for both the Company and the industrial scaffolding market in general are refineries, petrochemical and chemical plants, utilities, pulp and paper mills and other industries such as the aerospace, ship building and certain miscellaneous industries.

     Refining Industry. The refining industry, the Company's and the industrial scaffolding market's largest end-use industry, accounted for approximately 36% of the 1999 industrial scaffolding market and represented approximately 36% of the Company's revenues for 1999. A maintenance contract at a refinery generates between $250,000 and $2.0 million of scaffolding revenues annually, depending on the size of the refinery and the scope of the contract (i.e., rentals and labor or rental only). A major turnaround typically generates between $2.0 and $4.0 million of revenues to the scaffolding services provider, while a minor turnaround typically generates in excess of $1.0 million. Turnarounds are essential at refineries as the failure to overhaul equipment may ultimately jeopardize the safe and efficient operation of a plant. Capital projects include greenfield construction, plant expansions, restoration of mothballed refineries, upgrading the heavy crude capability of refineries and compliance with new environmental regulations. Capital projects have generated as much as $24.1 million in scaffolding revenues for the Company on a single project.

     It is not likely that any refineries will be closed permanently in the near future, due to high exit barriers caused by strict environmental laws which make it prohibitively expensive to abandon a refinery. In addition, refineries are generally run at full capacity due to the high fixed costs, and therefore maintenance operations are not significantly affected by demand.

     Petrochemical and Chemical. The petrochemical and chemical industries accounted for approximately 24% of domestic industrial scaffolding revenues and represented approximately 15% of the Company's total revenues for

1999. The petrochemical and chemical industries also use scaffolding services primarily for maintenance and turnarounds, as well as capital projects. Engineering and construction firms often provide on-going general maintenance at facilities which they originally constructed. As part of such maintenance services, engineering and construction firms either erect their own scaffolding or, to a lesser extent, subcontract such services out to scaffolding specialists such as the Company. The turnaround schedules of petrochemical and chemical plants generally are similar to refineries, but depending on the type of chemical being produced at a plant, turnarounds may be more frequent. Turnarounds at petrochemical and chemical plants typically generate revenues between $1.0 and $2.0 million.

     Utilities. The utility industry accounted for approximately 19% of industrial scaffolding revenues and represented approximately 11% of the Company's revenues for 1999. Since plant maintenance has historically been incorporated into a utility's rate base, utilities have maintained regular turnaround schedules. A turnaround at a utility typically generates $75,000 to $175,000 in scaffolding revenues; however, turnarounds may generate substantially more revenues depending on the extent of a project. Scaffolding services for on-going maintenance are often completed in-house.

     Pulp and Paper. The pulp and paper industry accounted for approximately 13% of industrial scaffolding revenues and represented approximately 2% of the Company's revenues for 1999. Scaffolding services for on-going maintenance are generally provided in-house. A turnaround at a major facility can generate scaffolding revenues in excess of $1.0 million while a small facility will typically generate revenues of $50,000 to $100,000.

      Industrial Scaffolding Job Types

     Industrial uses for scaffolding services include on-going maintenance, turnarounds and capital projects.

     On-going Maintenance. On-going maintenance work is typically performed under long-term contracts which range between one and five years. On-going maintenance represented approximately 50% of the total industrial scaffolding market in 1999. On-going maintenance contracts often cover planned outages, whereby typically one or a few devices in the plant are taken down for a short period of time. Performance and customer relationships at all levels are critical to maintaining these contracts. Having a maintenance contract in place is an important competitive advantage when seeking future turnaround or emergency scaffolding jobs.

     Turnarounds. Turnarounds are major equipment overhauls which involve shutting down all or a significant portion of a plant. Turnarounds represented approximately 35% of the total industrial scaffolding market in 1999. Turnarounds occur on a regular basis, typically every one to two years for minor turnarounds and every four years for major turnarounds. However, turnarounds are often delayed during periods of high operating profit for end users, but they eventually must be completed. Though contracts for planned turnarounds are typically bid out, the scaffold specialist with the maintenance contract is frequently awarded the turnaround contract. Contracts for emergency outages due to an explosion or natural disaster are generally handled by the contractor who can mobilize a large amount of equipment and labor most effectively.

     Capital Projects. Capital projects represented approximately 15% of the industrial scaffolding market in 1999; however, this type of revenue is cyclical. For instance, a single project has generated $24.1 million in revenues and certain clean fuel acts resulted in $8.6 million of revenues. The amount of revenues from capital projects fluctuates from year to year, depending on the fundamentals of the end users, but can contribute significantly to the Company's revenues.

     A majority of the capital projects in the 1990s have been related to reactivation of mothballed refineries and compliance with the clean air acts in California. Plant expansions require two to three years to construct and generally produce several million dollars of scaffolding revenues. The Company believes that at least ten companies, including several of its customers, are currently planning major plant expansions.

The Commercial Scaffolding Market

     The $725 million commercial scaffolding market is characterized by few national and many regional competitors. Commercial scaffolding is used primarily in nonresidential construction and renovation. Commercial applications are generally characterized by regularly shaped structures with few contoured or angled surfaces. Due to the simple shapes required, commercial jobs generally utilize frame and brace scaffolding, a less versatile type of equipment which is not suited to industrial applications. Commercial scaffolding requires a less skilled work force and has historically been less focused on safety issues. These factors combine to make the commercial market highly fragmented with low barriers to entry. In November 1996, OSHA enacted stricter regulations regarding training and safety in the commercial scaffolding industry. As a result, safety has become a key consideration for commercial customers.

Equipment

     The Company maintains a substantial inventory of scaffolding at its 32 field offices as well as at customer sites throughout the United States and in Canada. In order to maximize profitability, the Company monitors asset utilization daily and can quickly move scaffolding between sites. The Company's size and national coverage gives it a significant advantage in this respect. The type of scaffolding used by the Company for a project depends on a number of factors, including the preference of local tradespeople based on their familiarity with a particular type of scaffolding and the availability in the customer's inventory of a particular kind of scaffolding which the client has requested that the Company utilize. The Company utilizes three types of scaffolding: systems, tube and clamp and frame and brace. The Company also offers Sky Climber motorized scaffolding.

     Systems scaffolding consists of interlocking horizontal, vertical and platform pieces which can be assembled and dismantled quickly and with less labor than the other types of scaffolding. Systems scaffolding is very versatile because its pieces can be connected in a variety of ways to conform to the contours of the area in which the scaffolding is required. For this reason, systems scaffolding is particularly well-suited for refineries which contain pipes and vessels around which the scaffolding must be erected.

     Tube and clamp scaffolding offers similar versatility to systems scaffolding and thus can be used in similar applications. However, tube and clamp scaffolding must be bolted together with clamps and is therefore more difficult and time consuming to assemble. Tube and clamp scaffolding was the predecessor to and is generally being superceded by systems scaffolding.

      Frame and brace scaffolding generally uses pre-constructed pieces consisting of vertical supports and platforms and is predominantly used for commercial projects. Frame and brace scaffolding may be assembled and dismantled quickly but does not offer the versatility of systems or tube and clamp scaffolding.

     Motorized scaffolding consists of motors, platforms and rigging equipment and the rigging is performed by either the Company or the customer. The Company sells, rents and provides maintenance services for motorized scaffolding under the "Sky Climber" brand name. The majority of Sky Climber customers are commercial users such as painters, window washers, waterproofers, building restorers and construction companies.

Competition

     The Company is the largest North American provider of industrial scaffolding services with an approximately 28% market share and 1999 industrial scaffolding revenues that were larger than the industrial scaffolding revenues for its three largest competitors combined. In 1999, the next five largest scaffolding specialists after the Company, Aluma Systems USA, Inc., Safway Steel Products, Patent Construction Systems, Interstate Scaffolding, Inc. and BET, accounted for approximately 27% of the total market, engineering and construction firms accounted for approximately 23% and numerous small, thinly capitalized, local competitors accounted for approximately 24%. Engineering and construction firms often subcontract scaffolding services to scaffolding specialists including the Company.

Safety

     Safety is an important consideration in the selection and continued employment of a scaffolding services provider. The Company maintains workforce expertise through extensive internal and external training and safety programs. The Company believes that its highly skilled workforce translates into lower accident rates that benefit both the Company and its customers through lower insurance and accident-related expenses. The Company has the best safety record of any scaffolding company in the United States. The Company's rate of total OSHA recordable injuries per 200,000 man hours was 2.0 for the year ended December 31, 1998, and 1.75 for the year ended December 31, 1999 as compared to an industry average (according to National Safety Council 1999 accident statistics) for the year ended December 31, 1999 of 10.67. Compensation plans for the Company's project managers have been designed to include incentives to reduce the numbers of accidents, lost work days and lost time rates.

Sales and Marketing

     The Company's selling organization consists of 47 sales team members. These individuals are located throughout the Company's network of service locations. Each sales team member reports to the respective Division Manager, who is responsible for managing day-to-day sales activities.

     The Company's sales force is charged with identifying and pursuing target accounts, estimating and bidding on work, closing the sale and coordinating the initial work relationship with the Company's broader operating team. In 1997, the Company established a National Sales Manager position, which is charged with the development and implementation of an overall sales reporting program.

     As identified through its strategic planning process, the Company has developed a comprehensive database of all potential scaffolding opportunities and a sales plan for each of its Divisions. Using this customer database as a foundation, the most promising target accounts are then assigned to individual sales team members. The sales plans consist of two interactive elements. The broader element is an assessment of the market segments that exist within a given territory and the identification of those segments that offer the best opportunity for growth in the territory. The more focused element is the identification of the individual customer accounts that make up the local population of each of the target market segments. Annual incremental revenue goals are established for each sales team member, and actual sales results will be tracked using the several databases that are being installed.

Customers

     Brand's primary customers include large oil refineries and petrochemical plants. The Company's top ten customers account for over one third of 1999 revenues. The Company's ten largest customers, when measured by 1999 revenue to the Company, were Exxon Corporation, Arco, Mobil Corporation, Texaco Inc., Phillips, Citgo Petroleum Corporation, Lyondell Petrochemical Company, DuPont, Houston Lighting & Power Company and Shell Oil. Exxon, the Company's largest customer, accounted for approximately 13% of the Company's 1999 revenues. The Company has contractual relationships with all of its primary customers. Each of these contracts contains terms and conditions specific to each customer and are cancellable by either party by 30 day written notification. Because the contracts are entered into on a project-by-project basis and typically have a defined scope of work, they do not have minimum purchase requirements. The percentage of total Company revenues accounted for by each customer varies greatly from year to year.

Property

     The Company operates facilities in 33 locations (32 field offices and one headquarters location). The Company owns two locations in Canada, two in Texas, one in Alabama and one in Louisiana. The Company leases its remaining 26 facilities as well as one site used for its corporate headquarters. The Company's facilities typically include a small office, warehouse and yard and range in size from 2,000 to 40,000 square feet under roof with yards from half an acre to more than four acres. The Company's headquarters are located in a 9,500 square foot facility in Chesterfield, Missouri. The Company's facilities are concentrated near its customers to minimize transportation costs, to shorten lead times and to strengthen oversight and project management abilities.

Employees

     As of December 31, 1999, the Company employed approximately 4,200 full-time employees, of which 24% were represented by a labor union. The Company cannot assure that strikes or other types of conflicts with unions or personnel will not arise or that it will not become a target for further union organizing activity. Since the Company's business has a high labor content, any such activity could have a material adverse effect on the Company. The Company believes that it has a good relationship with its employees.

     The Company's business has a high labor content and, as a result, its financial performance is affected by the availability of qualified personnel and the cost of labor. In recent years, unemployment rates have reached unusually low levels leading to lower availability of labor and to wage inflation. In particular, the supply of labor has been low relative to demand in the Gulf Coast Region, in which it has significant operations. While the Company has been successful in hiring workers for its projects and it does not believe that the reduced availability of labor has had a material adverse effect on its financial performance, the Company cannot assure that sufficient labor will be available in the future or that the cost of labor will not rise, either of which could have an adverse effect on the Company.

Insurance

     The Company maintains standard insurance for commercial general liability, workers compensation and automobile liability, as well as, specialty insurance coverage for directors' and officers' liability, wrongful employment practices, commercial crime, architects' and engineers' liability and an umbrella liability through several insurers.

Litigation

     The Company is not party to litigation which, in the opinion of the Company's management, could have a material adverse effect on the Company's financial position, results of operations or liquidity.

                                   MANAGEMENT

Directors and Executive Officers

     The following table sets forth certain information with respect to directors and executive officers of the Company. Each director and officer holds office until a successor is elected and qualified or until his earlier death, resignation or removal.

     Name                 Age  Position and Offices
     ----                 ---  --------------------

     David L. Jaffe        41  Chairman of the Board
     John M. Monter        52  Chief Executive Officer, President and Director
     Ian R. Alexander      53  Chief Financial Officer, Vice President, Finance
     David R. Cichy        49  Vice President, Operations--Northern Region
     Raymond L. Edwards    46  Vice President, Administration and Secretary
     Guy S. Huelat         38  Vice President, Resource Management
     James "Marty" McGee   43  Vice President, Operations--Southeast Region
     Scott M. Robinson     52  Vice President, Operations--Southwest Region
     Robert Bonczek        54  Director
     James S. Carlisle     57  Director
     Donald R. Chappel     48  Director
     Vincent Langone       56  Director
     Karl R. Wyss          59  Director

     David L. Jaffe, Chairman of the Board: Mr. Jaffe joined DLJ Merchant Banking, Inc. ("DLJMB, Inc.") in 1984 and became a Managing Director in 1995. He has been Chairman of the Board of the Company since the Acquisition. He has 15 years experience in investing private equity capital, in mergers and acquisitions and in structuring and arranging financing for leveraged transactions. Mr. Jaffe also serves on the board of directors of Duane Reade, Inc. (NYSE:DRD), OSF Holdings Inc., (TSX:OSF), Shoppers Drug Mart Inc., Target Media Partners and Terra Nova Group (NYSE:TNA) and previously served as a director of Cambridge Industries Group, Inc., NACOLAH Corp., Pharmaceutical Fine Chemicals S.A., EZ Buy and EZ Sell Recycler Corporation and OHA Financial, Inc. He also serves as a director and a member of the Executive Committee of Project A.L.S., a non-profit organization funding directed research for treatments of Amyotrophic Lateral Sclerosis (Lou Gehrig's disease).

     John M. Monter, Chief Executive Officer, President and Director: Mr. Monter has served as a director, Chief Executive Officer and President since the Acquisition. Prior to joining the Company at the time of the Acquisition, Mr. Monter held a variety of corporate and operating assignments at Cooper Industries, Inc. ("Cooper") where he began his career in 1977. Mr. Monter was President of the Bussmann Division of Cooper, which manufactures electrical overcurrent fuses, from 1992 to 1996.

     Ian R. Alexander, Chief Financial Officer, and Vice President, Finance:
Prior to joining the Company as Chief Financial Officer, and Vice President, Finance in April 1998, Mr. Alexander had a variety of assignments with BP Oil Company from 1973 until 1993 in Europe, Africa and the U.S.A. He then became Chief Financial Officer and Executive Vice President of Purina Mills, Inc. until it was sold to Koch Industries in March, 1998.

     David R. Cichy, Vice President, Operations-- Northern Region: Mr. Cichy was appointed Vice President, Operations--Northern Region in 1996. Beginning in 1978, Mr. Cichy served in various construction management functions with Rust Industrial including Vice President, Resource Management from 1993 to 1996.

     Raymond L. Edwards, Vice President, Administration and Secretary: Mr. Edwards joined the Company in his current role in November 1996. Prior to joining the Company, he held a variety of management positions, most recently, with Cooper from 1984 to 1996, including Vice President, Human Resources from 1990 to 1996.

     Guy S. Huelat, Vice President, Resource Management: Mr. Huelat joined the Company in January 1997 in his current position. Prior to joining the Company, Mr. Huelat was a Plant Manager from 1989 to 1994 and a

Materials Manager from 1994 to 1996 at Cooper. From 1996 to 1997, he was Director of Logistics for Planning and Customer Service for Kimble Glass, Inc.

     James "Marty" McGee, Vice President, Operations -- Southeast Region: Mr. McGee has held his current position since the Acquisition. From 1993 until the Acquisition, Mr. McGee held various Region Management positions with Rust Industrial and Waste Management Technologies (WMX). Mr. McGee has been with the Company in various management positions since 1981 including President, Southern Regional Scaffolding in 1993, Southern Region Manager in 1994 and Vice President, Southern Operations for WMX Services group (29 locations, 5 different Rust companies), from 1995 to 1996.

     Scott M. Robinson, Vice President, Operations -- Southwest Region: Mr. Robinson joined the Company as Vice President, Marketing in March 1997 and in December of 1997 he assumed the position of Vice President, Operations - Central Region. In January 1998 he took over his current assignment over the Southwest Region. Prior to joining the Company, Mr. Robinson held various positions at Cooper, including Vice President, Sales from 1993 to 1997 and Vice President, Marketing from 1987 to 1993.

     Robert Bonczek, Director: Mr. Bonczek has been President and a director of AspenTree Capital, a private money management firm since 1991, and has been a director of the Company since the Acquisition. He is a legal consultant to Wilmer, Cutler and Pickering. Mr. Bonczek is a director of DCV, Inc. He is also serving as Acting Chief Administrative Officer and Acting CFO for Trimeris, Inc., a NASDAQ listed biotech company.

     James S. Carlisle, Director: Mr. Carlisle has been Chief Executive Officer of Carlisle Enterprises, LLC, a private equity investment firm engaged in the acquisition and management of leveraged buyout companies since 1989, and has been a director of the Company since the Acquisition.

     Donald R. Chappel, Director: Mr. Chappel has been a director of the Company since 1999. Mr. Chappel was Executive Vice President and Chief Financial Officer of Waste Management, Inc. from August, 1999 through February, 2000, when he resigned to pursue other opportunities. Prior to his most recent position, Mr. Chappel was Senior Vice President - Operations and Administration since the consummation of the WM Holdings Merger in July 1998. Prior thereto, Mr. Chappel held several positions at WM Holdings, including serving as Acting Chief Financial Officer since October, 1997, Vice President - Financial Services since November, 1996 and Vice President and Controller (North American operations) since August 1995. From 1991 to July, 1995, Mr. Chappel was Vice President and Controller - West and Mountain Areas of Waste Management of North America, Inc., and from July to August, 1995 served as Vice President and Controller of Chemical Waste Management, Inc. Prior thereto he had served as Vice President and Controller - WMI Urban Services, beginning in June, 1987 when he joined WM Holdings.

     Vincent P. Langone, Director: Mr. Langone has been a director of the Company since the Acquisition. Mr. Langone has been Chairman, President and Chief Executive Officer of Formica Corporation since May 1998. From 1995 to 1997, Mr. Langone served as President of Interbuild International, Inc., which provides operational management and general consulting services. Mr. Langone is a director of United Retail Group and Summit Bank. From 1989 to 1995, Mr. Langone served as Chairman, President and Chief Executive Officer of Formica Corporation.

     Karl R. Wyss, Director: Mr. Wyss is a Managing Director of DLJMB, Inc. and has been a director of the Company since the Acquisition. Prior to joining DLJMB, Inc. in 1993, he was Chairman and Chief Executive Officer of Lear Siegler Inc. from 1989 to 1993. He serves on the boards of CommVault Systems, Inc., EZ Buy & EZ Sell Recycler Corp., Localiza Rent A Car S.A., OSF, Inc., Mallory Limitada, Pharmaceutical Fine Chemicals, S.A. and Von Hoffman Press, Inc.

Compensation of Directors

     Directors of the Company do not receive cash compensation for serving as directors; however, in March 1997, pursuant to Holdings' Stock Option Plan for Outside Directors, directors who were not employees of Holdings, the Company or any of their institutional shareholders, were each awarded options (the "Director Options") to purchase 40,000 shares of the common stock of Holdings, which options vested in March 1999.

Compensation Committee and Insider Interlocks

     Compensation of the Company's management is determined by a committee comprised of Messrs. Jaffe, Monter and Wyss. Mr. Monter is the Chief Executive Officer and President of the Company. In March 1997, Mr. Monter purchased 386,406 newly-issued shares of the common stock of Holdings and 17,500 newly-issued shares of 14.5% Preferred Stock for an aggregate purchase price of $823,905. In connection with such purchase, Holdings extended Mr. Monter a recourse loan of $167,000, which matures in March 2002 (subject to prepayment in the event any shares are disposed of prior to such time) and bears interest at a rate of 7.03% per annum. The loan is secured by a pledge of the shares purchased.

     Messrs. Jaffe and Wyss are Managing Directors of DLJMB, Inc., the general partner of DLJMB. Pursuant to a shareholders agreement dated as of September 30, 1996 between DLJMB, Carlisle, Rust, the Company, Holdings and certain other individuals, Holdings' board consists of seven members, up to five of whom are nominated by DLJMB. In addition, the shareholders agreement provides for certain rights of first refusal in favor of DLJMB, certain rights and obligations on the part of shareholders to participate in transfers of shares by DLJMB and preemptive rights for DLJMB under certain circumstances. The shareholders agreement further provides that DLJMB has the right, subject to certain conditions, to request that Holdings register securities that they own under the Securities Act, and to participate in other registrations of Holdings' and the Company's securities, in each case at Holdings' expense.

     In addition, the shareholders agreement provides for certain advisory relationships and the payment of management advisory fees. For five years after the date of the agreement, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), an affiliate of DLJMB, Inc., is engaged as the exclusive financial and investment banking advisor for Holdings, on customary terms. Pursuant to the shareholders agreement, DLJMB, Inc. receives an annual advisory fee of $250,000 from Holdings. DLJSC received customary fees in connection with the original underwriting, purchase and placement of the 10 1/4 Senior Notes.

     DLJ Capital, the Syndication Agent and a lender under the Bank Facility, is an affiliate of DLJMB. For a description of the Bank Facility, see "Description of Bank Facility." The proceeds from the original sale of the 10 1/4 Senior Notes were used to repay indebtedness under the Bank Facility, $1.6 million of which was owed to DLJ Capital on the date of the 10 1/4 Senior Note offering. In connection with an amendment to the existing Bank Facility, the Company will pay customary fees to DLJ Capital, as the Syndication Agent and as a lender under the Bank Facility.

Executive Compensation

     The following table sets forth the compensation earned by the Chief Executive Officer and the six other most highly paid executive officers for services rendered in 1999.

                           Summary Compensation Table

                                              Annual Compensation              Long-Term Compensation Awards
                                      -----------------------------------     -----------------------------
                                                                               Securities           All
                                                                 Other         Underlying          Other
                                      Salary      Bonus      Compensation     Options/SARs     Compensation
Names and Principal Position           ($)         ($)            ($)              (#)              ($)
----------------------------          -------     -------     -----------     ------------     ------------
John M. Monter, Chief Executive
      Officer....................     375,000     283,263        14,452              -            1,600 (1)
Ian Alexander, Chief Financial
      Officer....................     180,253     136,157            -               -            1,600 (1)
Raymond L. Edwards, Vice
      President, Administration..     149,406     112,856            -               -            1,600 (1)
Guy Huelat, Vice President,
      Resource Management........     133,494     102,172            -               -            1,600 (1)
Scott Robinson, Vice President
      Operations - Southwest
      Region.....................     148,408      40,000         1,454              -            1,600 (1)
Dave Cichy, Vice President
      Operations - Northern
      Region.....................     127,123     133,269         6,058              -            1,600 (1)
James McGee, Vice President
      Operations - Southeast
      Region.....................     140,005     106,567            -               -            1,600 (1)

------------------
(1)  Represents the Company's matching 401(k) contributions.

     Stock Option Grants in Last Fiscal Year.

     No stock options were granted in the year ending December 31, 1999.

     The following table summarizes options exercised during the last fiscal year under the Restricted Stock Purchase Agreement and the value of options for persons named in the Summary Compensation Table.


Name                        RSO Granted      RSO Vested      RSO Exercised
----                        -----------      ----------      -------------

John M. Monter.........       437,500          175,000           87,500
James "Marty" McGee....        42,000           16,800            8,400
Raymond L. Edwards.....        42,000           16,800            8,400
Scott Robinson.........        40,000           16,000            8,000
Guy Huelat.............        42,000           16,800            8,400
David Cichy............        40,000           16,000            8,000

     For each one-year period ending on December 31, the annual vesting opportunity will be the achievement of the annual operating budget and/or financial targets approved by the Board of Directors of the Company.

Employment Agreement

     Mr. Monter entered into an employment agreement with the Company on June 1, 1999, pursuant to which he serves as President and Chief Executive Officer. The employment agreement terminates on March 31, 2003, and provides for an annual salary of not less than $375,000. Mr. Monter is also eligible for a bonus of up to 120% of his base salary. The Company undertakes to pay up to $2,000 of premiums annually under Mr. Monter's life insurance policy. In the event the Company terminates Mr. Monter's employment without cause or he becomes disabled, he is entitled to his (i) base salary through the date of termination, earned bonus for prior fiscal year but not yet paid, and any unreimbursed business expenses;
(ii) base salary through the last day of the 24th month following the date of termination ("the Severance Period"); (iii) continued coverage under the Company's welfare benefits for up to the end of the Severance Period or such time as he is eligible to receive comparable welfare benefits, and in the case of termination without cause, a bonus equal to $12,500 multiplied by the number of months remaining in the Severance Period. Any unvested stock options held by Mr. Monter shall vest upon a change in control of the Company. As a part of the employment agreement, Mr. Monter has entered into covenants prohibiting him from competing with the Company, working for any of the Company's competitors or using proprietary information for a twelve-month period following his departure from the Company.

                             PRINCIPAL STOCKHOLDERS

     All of the issued and outstanding common stock of the Company is held by Holdings (and pledged to secure the Bank Facility). The following table sets forth certain information with respect to the beneficial ownership of the common stock of Holdings as of December 31, 1999 by (i) each person or group known to the Company who beneficially owns more than five percent of the common stock of Holdings and (ii) all directors and executive officers of the Company as a group:

                                                                          Number of            Percentage
                                                                          Shares of                of
                Name and Address of Beneficial Owner                     Common Stock             Class
                ------------------------------------                     ------------          ----------
DLJ Merchant Banking Partners, L.P. and related investors(1)........       8,762,500               64.4%

Rust Industrial Services, Inc.(2)
 3003 Butterfield Road
 Oakbrook, IL 60521.................................................       2,487,500               18.3%

Carlisle-Brand Investors, L.P.(3)
 7777 Fay Avenue
 La Jolla, California 92037.........................................       1,250,000 (4)            9.2%

David L. Jaffe(5)
 DLJ Merchant Banking Partners, Inc.
 277 Park Avenue
 New York, New York 10172...........................................             --                   --

Karl R. Wyss(5)
 DLJ Merchant Banking Partners, Inc.
 277 Park Avenue
 New York, New York 10172...........................................             --                   --

James S. Carlisle(6)
 Carlisle Enterprises
 7777 Fay Avenue
 La Jolla, California 92037.........................................             --                   --

All directors and officers as a group(5)(6).........................       1,097,773 (7)            8.1%

-------------------
(1) Consists of shares held by DLJMB, DLJ Offshore Partners, C.V. ("Offshore"), DLJ Merchant Banking Funding, Inc. ("Funding") and DLJ International Partners, C.V. ("International"), each of which is affiliated with DLJSC. See "Certain Relationships and Related Transactions." The address of each of DLJMB and Funding is 277 Park Avenue, New York, New York 10172. The address of each of Offshore and International is John B. Gorsivaweg 6, Willemstad, Curacao, Netherland Antilles. As a general partner of DLJMB, Offshore and International, DLJMB, Inc. may be deemed to beneficially own indirectly all of the shares held by DLJMB, Offshore and International, and as the parent of each of DLJ Merchant Banking, Inc. and Funding, Donaldson, Lufkin & Jenrette, Inc. may be deemed to beneficially own indirectly all of the shares held by DLJMB, Offshore, International and Funding. Donaldson, Lufkin & Jenrette, Inc. is a majority owned subsidiary of The Equitable Companies Incorporated. The address of DLJ Merchant Banking, Inc. and Donaldson, Lufkin & Jenrette, Inc. is 277 Park Avenue, New York, New York 10172.

(2) Rust Industrial is a wholly owned subsidiary of Rust International, Inc. ("RII") which is majority owned by WMI. As a result, WMI and RII may be deemed to beneficially own all of the shares held by Rust Industrial. The address for each of WMI and RII is 1001 Fannin, Houston, TX 77002.

(3) As the general partner of Carlisle, Carlisle Group, L.P. ("Carlisle Group") may be deemed to beneficially own indirectly all of the shares held by Carlisle. As the general partner of Carlisle Group, Carlisle Enterprises, LLC may be deemed to beneficially own indirectly all of the shares held by Carlisle. The address of Carlisle Group and Carlisle Enterprises, LLC is 7777 Fay Avenue, La Jolla, California 92037.

(4) Does not include (i) 47,500 shares issuable upon the exercise of currently exercisable options held by Carlisle Group and (ii) up to 871,250 shares issuable upon exercise of options held by Carlisle Group.

(5) Messrs. Jaffe and Wyss are officers of DLJ Merchant Banking, Inc., an affiliate of DLJMB and DLJSC. Share data shown for such individuals excludes shares shown as held by DLJMB and related investors, as to which such individuals disclaim beneficial ownership.

(6) Mr. Carlisle is a managing partner of Carlisle Enterprises, LLC, the sole general partner of the sole general partner of Carlisle. Share data shown for Mr. Carlisle excludes shares shown as held by Carlisle, as to which Mr. Carlisle disclaims beneficial ownership.

(7) Does not include shares which may be purchased upon exercise of Director Options or options awarded pursuant to the Company's employee benefit plans.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to the shareholders agreement dated as of September 30, 1996 between DLJMB, Carlisle, Rust, the Company, Holdings and certain other individuals, Holdings' board consists of seven members: up to five nominated by DLJMB, one nominated by Carlisle and one nominated by Rust Industrial. The shareholders agreement also provides for certain restrictions on transfers of Holdings' common stock. In addition, the shareholders agreement provides for certain rights of first refusal in favor of DLJMB, certain rights and obligations on the part of shareholders to participate in transfers of shares by DLJMB and preemptive rights for DLJMB, Carlisle and Rust Industrial under certain circumstances. The shareholders agreement further provides that DLJMB, Carlisle and Rust Industrial each have the right, subject to certain conditions, to request that Holdings register securities that they own under the Securities Act, and to participate in other registrations of Holdings' and the Company's securities, in each case at Holdings' expense.

     The shareholders agreement provides for certain advisory relationships and the payment of management advisory fees. For five years after the date of the agreement, DLJSC is engaged as the exclusive financial and investment banking advisor for Holdings, on customary terms. Pursuant to the shareholders agreement, DLJMB, Inc., the sole general partner of DLJMB, and Carlisle Group, the sole general partner of Carlisle, each receive an annual advisory fee of $250,000 from Holdings. DLJSC received customary fees in connection with the original underwriting, purchase and placement of the notes.

     Holdings has entered into a stock option agreement with Carlisle Group. The stock option agreement gives Carlisle Group the right to acquire up to 918,750 shares of the common stock of Holdings for $1.00 per share. The exact number of shares that may be acquired pursuant to the stock option agreement depends upon Holdings' financial performance, equity financings by Holdings and other factors. Carlisle Group's rights under the stock option agreement vest progressively throughout the term of the agreement. The stock option agreement will terminate on or, under certain circumstances, before September 30, 2006.

     DLJ Capital, the Syndication Agent and a lender under the Bank Facility, is an affiliate of DLJMB and DLJSC. For a description of the Bank Facility, see "Description of Bank Facility." The proceeds from the original sale of the notes was used to repay indebtedness under the Bank Facility, $1.6 million of which was owed to DLJ Capital. In connection with an amendment to the existing Bank Facility, the Company paid customary fees to DLJ Capital, as the Syndication Agent and as a lender under the Bank Facility.

     In connection with the Acquisition, WMI and the Company entered into a transition services agreement. Pursuant to such agreement, WMI paid the Company a fee for transition services of $725,000 quarterly. The first such payment was made on December 31, 1996 and such payments continued through September 30, 1999. In addition, the Company provides computer support to WMI and receives a payment of $75,000 per month for such service.

     In March 1997, certain officers and employees of the Company purchased a total of 878,364 newly-issued shares of Holdings' common stock for $1 per share and 42,832 shares of 14.5% preferred stock for $25 per share. In connection with such purchases, Holdings extended recourse loans to executive officers in the aggregate amount of $341,000. In July 1999, Holdings extended recourse loans to the members of the Brand advisory team (John Monter, Ian Alexander, Raymond Edwards, Guy Huelat, Scott Robinson, Dave Cichy and James McGee) in the amount of $515,000, and received cash in the amount of $129,000, both of which were used as consideration for the exercise of certain stock options of Holdings' common stock. The 1997 and 1999 loans earn interest at 7.03% and 5.22% respectively and mature in 2002 and 2006, respectively. These loans are secured by 643,500 shares owned by such officers and employees.

                          DESCRIPTION OF BANK FACILITY

     Although all of the material elements of the Credit Agreement are stated herein, the following summary does not purport to be complete and is qualified in its entirety by the Credit Agreement, copies of which may be obtained upon request from the Company.

     The Company entered into a credit agreement (the "Credit Agreement") relating to the Bank Facility, with DLJ Capital, as Syndication Agent, and BofA, as Administrative Agent, on September 30, 1996, which Credit Agreement was amended on November 21, 1997 and February 20, 1998, amended and restated as of March 17, 1999 and supplemented by an additional Term-B Loan Addendum on March 9, 2000. As so amended, amended and restated and supplemented, the Bank Facility includes, after giving effect to amortization payments through December 31, 1999, $58.0 million of senior secured credit facilities. A $30.0 million senior secured revolving loan facility (the "Revolving Facility") is available to the Company for working capital and other general corporate purposes. This facility matures on September 30, 2002. Borrowings under the Revolving Facility are governed by a borrowing base equal to 85% of eligible accounts receivable. A $15.0 million sub-facility of the Revolving Facility is available for the issuance of letters of credit. The issuance of letters of credit constitutes usage under the Revolving Facility and reduces availability of the Revolving Facility dollar for dollar. Interest on loans under the Revolving Facility is determined by a leverage-based pricing grid. A commitment fee is payable on the unused portion of the Revolving Facility at a rate also determined by a leverage-based pricing grid.


     In addition, the Bank Facility, as amended, amended and restated and supplemented, includes two term loan facilities. The first term loan facility was fully drawn at the closing of the bank facility (the "Bank Closing") in the amount of $160.0 million to partially fund the Acquisition. $130.0 million of such Term Facility was repaid with the proceeds of the original issuance by the Company of the notes, leaving $30.0 million of loans outstanding under this facility, of which $6.5 million has been repaid through December 31, 1999 in regularly scheduled amortization payments. Interest on loans under this term loan facility is determined by a leverage-based pricing grid. The portion of such term loan facility that remained outstanding after such repayment had an average life of 3.05 years at the Bank Closing Date. This term loan facility has and will amortize quarterly in amounts aggregating $1.5 million in 1998, $5.0 million in 1999, $6.0 million in 2000, $8.5 million in 2001 and $9.0 million in 2002, with a final maturity of September 30, 2002.


     A second term loan facility was added to the Bank Facility on March 15, 2000. This second term loan facility is in the amount of $5.0 million and was fully drawn on March 15, 2000. Interest on loans under this facility is also determined by a leveraged-based pricing grid. This term loan facility amortizes quarterly in amounts aggregating $50,000 in each of 2000, 2001 and 2002 and $4.85 million in 2003, with a final maturity of September 30, 2003.

     Loans outstanding under the Bank Facility are required to be prepaid from 100% of the net proceeds from debt issuances, 100% of the net proceeds from certain asset sales that are not reinvested in the Company's business within a specified period, 50% of the net proceeds from certain issuances of equity securities and 75% of the Company's consolidated annual excess cash flow.

     The Bank Facility is secured by (i) a first priority perfected lien on all material tangible and intangible assets of the Company and its U.S. subsidiaries, (ii) a first priority pledge of all notes evidencing intercompany indebtedness owed to the Company or its U.S. subsidiaries and (iii) a first priority pledge of 100% of the capital stock of the Company and all of its U.S. subsidiaries and 65% of the capital stock of all of its non-U.S. subsidiaries. The Bank Facility is also supported by guarantees from Holdings and all U.S. subsidiaries of the Company.

     The Credit Agreement contains the following financial covenants, which are computed quarterly on a rolling four-quarter basis: (i) maximum leverage (ranging from 5.25:1 as of December 31, 1999, decreasing thereafter to 4.50:1 on December 31, 2001 and thereafter); (ii) minimum interest coverage (ranging from 1.80:1 as of December 31, 1999 increasing thereafter up to 2.10:1 at December 31, 2001 and thereafter); (iii) minimum fixed charge coverage (ranging from 1.0:1 as of December 31, 1999 increasing thereafter up to 1.10:1 at December 31, 2001 and thereafter); (iv) minimum net worth (equal to $20 million plus an amount equal to 50% of cumulative positive net income from January 1, 1998 to the end of the fiscal quarter most recently ended on or prior to such date of determination); and (v) maximum capital expenditures (not in excess of $10.0 million in any fiscal year, with the ability to carry forward up to $5.0 million to the next succeeding fiscal year to the extent the amount of capital expenditures permitted to be made in any fiscal year exceeds the amount actually made in such fiscal year, in addition to an aggregate amount not in excess of $5.0 million in any fiscal year used to acquire industrial scaffolding, with the ability to carry forward up to $2.5 million to the next succeeding fiscal year to the extent the amount of capital expenditures permitted to be made in any fiscal year to acquire industrial scaffolding exceeds the amount actually made in such fiscal year). In addition, the Credit Agreement restricts the Company's ability, among other things, to (i) incur debt, sale-leasebacks and contingent liabilities; (ii) pay dividends, make distributions or repurchase stock; (iii) incur liens; (iv) sell assets other than in the ordinary course of business; (v) make investments or acquisitions;
(vi) consummate mergers, consolidations or combinations; or (vii) engage in transactions with affiliates. As of December 31, 1999 the Company was in compliance with the covenants under the Credit Agreement.

                         DESCRIPTION OF PREFERRED STOCK

     The Company is authorized to issue 1,250,000 shares of the 14.5% Senior Exchangeable Preferred Stock due 2008, par value $0.01, of which 1,042,460 are issued and outstanding. The following is a summary of the principal terms of the 14.5% Preferred Stock, which is governed by the Certificate of Designations, Preferences and Rights relating thereto (the "Certificate of Designations").

     Each share of 14.5% Preferred Stock has an initial liquidation preference of $25.00 per share, plus accrued and unpaid dividends. The 14.5% Preferred Stock ranks senior to all classes or series of equity securities of the Company. The holders of the 14.5% Preferred Stock are entitled to receive dividends, when, as and if declared by the Board at the rate of 14.5% per annum. Dividends on the 14.5% Preferred Stock accrete to the liquidation value of the 14.5% Preferred Stock until the later of (i) September 30, 2001 (the "Fifth Anniversary") and (ii) the first date on which dividends on the 14.5% Preferred Stock would be permitted to be paid in cash pursuant to the terms of the Company's then outstanding indebtedness (such later date, the "Cash Pay Date"). The Company is restricted from declaring dividends on other securities and from redeeming or repurchasing certain junior securities unless full cumulative dividends have been paid on the 14.5% Preferred Stock.

     After September 30, 2001, the Company may, at its option, redeem any or all outstanding shares of 14.5% Preferred Stock at a price of 107.25% of the liquidation value in 2001 declining annually ratably to 100% in 2004 and thereafter. In the event of a Change of Control (as defined in the Certificate of Designations), the Company is required to make an offer to redeem all shares of 14.5% Preferred Stock at a redemption price equal to 101% of the liquidation value. In addition, the Company is required to redeem all shares of 14.5% Preferred Stock on March 31, 2008 at a price equal to the liquidation value at such date.

     The holders of 14.5% Preferred Stock voting as a class are entitled to elect two directors if and whenever (i) six consecutive quarterly dividends after the Fifth Anniversary have not been paid in full, (ii) the Company has not redeemed the 14.5% Preferred Stock on March 31, 2008, (iii) the Company has not offered to redeem the 14.5% Preferred Stock in a timely manner following a change of control event, (iv) dividends have been paid on other securities or junior securities have been redeemed or repurchased while full cumulative dividends have not been paid on the 14.5% Preferred Stock or (v) the Company's Certificate of Incorporation has been amended in a manner adverse to the holders of 14.5% Preferred Stock without such holder's consent.

Exchange Debentures

     Subject to certain conditions, the Company may, at its option, issue 14.5% Junior Subordinated Exchange Debentures due 2008 ("Exchange Debentures") in exchange for any or all outstanding shares of 14.5% Preferred Stock, at an exchange ratio of $1.00 of liquidation value of 14.5% Preferred Stock for $1.00 principal amount of Exchange Debentures. On and after the date of any exchange, dividends will cease to accrue on the 14.5% Preferred Stock and all rights of holders of the 14.5% Preferred Stock shall cease.

     The Exchange Debentures, if issued, will be issued pursuant to an indenture (the "Exchange Indenture") and will be limited in amount to the aggregate liquidation value of the 14.5% Preferred Stock outstanding at the time of the exchange. The Exchange Debentures will mature on March 31, 2008. The Exchange Debentures will pay interest at an effective annual rate of 14.5%, payable quarterly. Prior to the Cash Pay Date, interest will be payable in additional Exchange Debentures.

     The Exchange Debentures will be general unsecured obligations of the Company and will be subordinated in right of payment to the prior payment of all indebtedness of the Company that is not expressly made pari passu with or junior to the Exchange Debentures.

     After September 30, 2001, the Company would be allowed, at its option, to redeem any or all outstanding Exchange Debentures at a price of 107.25%, in 2001, of the principal amount thereof, plus accrued and unpaid interest, declining annually ratably to 100% in 2004 and thereafter. In the event of a Change of Control, the

Company would be required to make an offer to redeem all of the Exchange Debentures at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon.

     The Exchange Indenture would contain covenants that, among other things, would limit the ability of the Company to make certain payments and to merge, consolidate or sell substantially all of its assets.

                              DESCRIPTION OF NOTES

General

     The 10 1/4% Senior Notes due 2008 (the "Notes") have been registered under the Securities Act of 1933, as amended, and were issued in exchange for the 10 1/4% Senior Notes due 2008 (the "Old Notes") issued by the Company on February 25, 1998. The Notes were issued under an indenture, dated as of February 25, 1998 (the "Indenture") by and between the Company and U.S. Trust Company of Texas, N.A., as trustee under the Indenture (the "Trustee"). The Notes are subject to the terms stated in the Indenture and to the terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms. Although all of the material elements of the Notes and the Indenture are stated herein, the statements and definitions of terms under this caption relating to the Notes and the Indenture described below are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. Copies of the Indenture are available as set forth under "--Additional Information." Certain terms used herein are defined below under "--Certain Definitions."


     The Notes represent general senior unsecured obligations of the Company and rank pari passu with all existing and future senior unsecured Indebtedness and other obligations of the Company. The Notes are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including trade payables. As of December 31, 1999, the Company's subsidiaries had no outstanding Indebtedness other than intercompany Indebtedness and certain capital lease obligations. In addition, the Notes are effectively subordinated to existing and future senior secured Indebtedness, including the Bank Facility, which is secured by a pledge of substantially all of the assets of the Company and its subsidiaries and is also guaranteed by the Company's U.S. subsidiaries. As of December 31, 1999, $27.4 million of Indebtedness was outstanding under the Bank Facility. In addition, as of December 31, 1999, the Company had $15.4 million in unused senior secured borrowing capacity under the Bank Facility. Further, as of December 31, 1999, the Company had outstanding approximately $157.4 million in aggregate principal amount of senior Indebtedness, including approximately $27.4 million of secured Indebtedness.


Principal, Maturity and Interest

     The Notes are limited in aggregate principal amount to $130.0 million, mature on February 15, 2008, and bear interest at 10 1/4% per annum from the Issue Date or from the most recent interest payment date to which interest has been paid or provided for. Interest on the Notes is payable semi-annually in arrears on February 15 and August 15 of each year to the Persons in whose names such Notes are registered at the close of business on the February 1 or August 1 immediately preceding such interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     The Notes may be presented or surrendered for payment of principal, premium, if any, interest and Liquidated Damages, if any, and for registration of transfer or exchange, at the office or agency of the Company within the City and State of New York, maintained for such purpose. In addition, in the event the Notes do not remain in book-entry form, interest may be paid, at the option of the Company, by check mailed to the registered holders of the Notes at the respective addresses as set forth on the Note Register. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Company or Trustee may require in certain circumstances payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Optional Redemption

     Except as provided in the next paragraph, the Notes are not redeemable at the option of the Company prior to February 15, 2003. On or after such date, the Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount), if redeemed during the 12 months beginning February 15 of the years indicated below, in each case together with interest accrued to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) plus Liquidated Damages, if any:

Year                                         Percentage
----                                         ----------
2003....................................      105.125%
2004....................................      103.417%
2005....................................      101.708%
2006 and thereafter.....................      100.000%

     Notwithstanding the foregoing, at any time during the first 36 months after the Issue Date, the Company may, at its option, redeem up to a maximum of 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to 110 1/4% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date plus Liquidated Damages, if any; provided, that each such redemption shall occur within 90 days of the closing of the related Qualified Equity Offering.

     If fewer than all the Notes are redeemed, selection for redemption will be made by the Trustee in accordance with the principal stock exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by any other means which the Trustee determines to be fair and appropriate.

Mandatory Redemption

     Except as set forth below under "--Change of Control" and "--Certain Covenants--Limitation on Asset Sales," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Change of Control

     Upon the occurrence of a Change of Control, each holder will have the right to require the Company to repurchase all of such holder's Notes in whole or in part (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Change of Control Payment Date (as defined below), plus Liquidated Damages, if any, on the terms described below.

     Within 30 days following any Change of Control, the Company or the Trustee (at the expense of the Company) will mail a notice to each holder and to the Trustee stating, among other things, (i) that a Change of Control has occurred and a Change of Control Offer is being made as provided for in the Indenture, and that, although holders are not required to tender their Notes, all Notes that are timely tendered will be accepted for payment; (ii) the Change of Control Purchase Price and the repurchase date, which will be no earlier than 30 days and no later than 60 days after the date such notice is mailed (the "Change of Control Payment Date"); (iii) that any Note accepted for payment pursuant to the Change of Control Offer (and duly paid for on the Change of Control Payment Date) will cease to accrue interest after the Change of Control Payment Date; and (iv) the instructions and any other information necessary to enable holders to tender their Notes and have such Notes purchased pursuant to the Change of Control Offer. The Company will comply with any applicable tender offer rules (including, without limitation, any applicable requirements of Rule 14e-1 under the Exchange Act) in the event that the Change of Control Offer is triggered under the circumstances described herein.

     The existence of the holders' rights to require, subject to certain conditions, the Company to repurchase Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control. The source of funds for the repurchase of Notes upon a Change of Control will be the Company's cash or cash generated from operations or other sources, including borrowings or sales of assets; however, a "Change in Control" (as defined in the Bank Facility) constitutes an event of default thereunder that alleviates the lenders from any obligation to make loans and allows them to accelerate the Indebtedness outstanding thereunder. There can be no assurance that sufficient funds will be available at the time of any Change of Control to repay all amounts owing under such other Indebtedness or to make the required payments of the Notes. In the event that a Change of Control Offer occurs at a time when the Company does not have sufficient available funds to pay the Change of Control Purchase Price for all Notes timely tendered pursuant to such offer or at a time when the Company is prohibited from purchasing the Notes (and the Company is unable either to obtain the consent of the holders of the relevant Indebtedness or to repay such Indebtedness), an Event of Default would occur under the Indenture. In addition, one of the events that constitutes a Change of Control under the Indenture is a sale, conveyance, transfer or lease of all or substantially all of the assets of the Company or the Company and the Subsidiaries, taken as a whole. The Indenture is governed by New York law, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if the Company or its Subsidiaries were to engage in a transaction in which it or they disposed of less than all of the assets of the Company or the Company and its Subsidiaries taken as a whole, as applicable, a question or interpretation could arise as to whether such disposition was of "substantially all" of its assets and whether the Company was required to make a Change of Control Offer.

     The Company is not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and repurchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require the Company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. The provisions of the Indenture may not afford holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect holders because (i) such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to require the Company to make a Change of Control Offer or
(ii) such transactions may include an actual shift in voting power or beneficial ownership to a Permitted Holder which is excluded under the definition of Change of Control from the amount of shares involved in determining whether or not the transaction involves a shift of the magnitude required to trigger the provisions. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition.

Certain Covenants

     Set forth below are certain covenants contained in the Indenture.

     Transactions with Affiliates. Subsequent to the Issue Date, the Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of Property, the making of any Investment, the giving of any guarantee or the rendering of any service with any Affiliate of the Company, other than transactions between or among the Company, and any Subsidiaries) unless (i) such transaction or series of related transactions is on terms no less favorable to the Company or such Subsidiary than those that could be obtained in a comparable arm's length transaction with a Person that is not such an Affiliate and (ii) (a) with respect to a transaction or series of related transactions that has a Fair Market Value in excess of $500,000 but less than $5.0 million, the Company delivers an Officer's Certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (i) above;
(b) with respect to a transaction or series of related transactions that has a Fair Market Value equal to or in excess of $5.0 million but less than $10.0 million, the transaction or series of related transactions is approved by a majority of the Board of Directors of the Company (including a majority of the disinterested directors), which approval is set forth in a Board Resolution certifying that such transaction or series of transactions complies with clause
(i) above; or (c) with respect to a transaction or series of related transactions that has a Fair Market Value equal to or in excess of $10.0 million, the Company shall have received an opinion as to the fairness to the Company or such Subsidiary from a financial point of view issued by an investment banking firm of national standing. The foregoing provisions shall not be applicable to (i) reasonable and customary compensation, indemnification and other benefits paid or made available to an officer, director or employee of the Company or a Subsidiary for services rendered in such person's capacity as an officer, director or employee (including reimbursement or advancement of reasonable out-of-pocket expenses and provisions of directors' and officers' liability insurance) or agreements providing therefor, (ii) transactions between the Company or its Subsidiaries on the one hand, and DLJSC or its Affiliates on the other hand, involving the provision of financial, consulting or underwriting services by DLJSC or its Affiliates; provided that the fees payable to DLJSC or its Affiliates do not exceed the usual and customary fees of DLJSC and its Affiliates for similar services, (iii) any payments made, or transactions entered into, by the Company or its Subsidiaries pursuant to or in accordance with the Shareholders Agreement, the Acquisition Agreements or the Bank Facility or (iv) the making of any Restricted Payment otherwise permitted by the Indenture.

     Limitation on Restricted Payments. The Company will not, and will not permit any Subsidiary to, make any Restricted Payment, unless at the time of and after giving pro forma effect to the proposed Restricted Payment, (a) no Default shall have occurred and be continuing (or would result therefrom), (b) the Company could incur at least $1.00 of additional Indebtedness under the tests described in the first sentence under the caption "--Certain Covenants--Limitation on Indebtedness" and (c) the aggregate amount of all Restricted Payments declared or made on or after the Issue Date by the Company or any Subsidiary shall not exceed the sum of (i) 50% (or if such Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the aggregate Consolidated Net Income accrued during the period beginning on the first day of the fiscal quarter in which the Issue Date falls and ending on the last day of the fiscal quarter ending immediately prior to the date of such proposed Restricted Payment, plus (ii) an amount equal to the aggregate Qualified Proceeds received by the Company, subsequent to the Issue Date, from contributions to the Company's capital or the issuance or sale (other than to a Subsidiary) of shares of its Capital Stock (excluding Redeemable Stock, but including Capital Stock issued upon the exercise of options, warrants or rights to purchase Capital Stock (other than Redeemable Stock) of the Company) and the liability (expressed as a positive number) as expressed on the face of a balance sheet in accordance with GAAP in respect of any Indebtedness of the Company or any of its Subsidiaries, or the carrying value of Redeemable Stock, which has been converted into, exchanged for or satisfied by the issuance of shares of Capital Stock (other than Redeemable Stock) of the Company, subsequent to the Issue Date, plus (iii) 100% of the net reduction in Restricted Investments, subsequent to the Issue Date, in any Person, resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of Property (but only to the extent such interest, dividends, repayments or other transfers of Property are not included in the calculation of Consolidated Net Income), in each case to the Company or any Subsidiary from any Person (including, without limitation, from Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed in the case of any Person the amount of Restricted Investments previously made by the Company or any Subsidiary in such Person and in each such case which was treated as a Restricted Payment.

     The foregoing provisions will not prevent (A) the payment of any dividend on Capital Stock of any class within 60 days after the date of its declaration if at the date of declaration such payment would be permitted by the Indenture;
(B) any Restricted Payment made in exchange for Capital Stock of the Company (other than Redeemable Stock), or out of the Qualified Proceeds from the substantially concurrent issuance or sale (other than to a Subsidiary) of Capital Stock of the Company (other than Redeemable Stock), provided that the Qualified Proceeds from such sale are excluded from computations under clause
(c) (ii) above to the extent that such proceeds are applied to purchase or redeem such Capital Stock or Subordinated Indebtedness; (C) so long as no Default shall have occurred and be continuing or should occur as a consequence thereof, any repurchase, redemption payment, defeasance, acquisition or other retirement for value of Subordinated Indebtedness of the Company or a Subsidiary solely in exchange for, or out of the Qualified Proceeds from the substantially concurrent sale of, new Subordinated Indebtedness of the Company or a Subsidiary, so long as such Subordinated Indebtedness is permitted under the covenant described under "--Limitation on Indebtedness" and (x) is subordinated to the Notes at least to the same extent as the Subordinated Indebtedness so exchanged, purchased or redeemed, (y) has a stated maturity later than the stated maturity of the Subordinated Indebtedness so exchanged, purchased or redeemed and (z) has an Average Life at the time incurred that is greater than the remaining Average Life of the Subordinated Indebtedness so exchanged, purchased or redeemed; (D) payments to Holdings to fund payments made or to be made by Holdings for the benefit of the Company or any Subsidiary of the Company, including, without limitation, the payment of management and other professional fees, whether pursuant to the Shareholders Agreement or otherwise, and the payment of taxes; (E) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Holdings, the Company or any Subsidiary of the Company held by any future, present or former employee, consultant or director of the Company (or any of its Subsidiaries) pursuant to any management equity subscription agreement or stock option plan or agreement or any other management or employee benefit plan or agreement in effect as of the Issue Date; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed
(x) $1.5 million in any calendar year (with unused amounts in any calendar year being carried over for two succeeding calendar years subject to a maximum (without giving effect to clause (y) below) of $3.0 million in any calendar year) plus (y) the aggregate cash proceeds received by the Company during such calendar year from any issuance of Equity Interests by the Company to members of management of the Company or its Subsidiaries; (F) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; (G) payments in accordance with or pursuant to the terms of any Permitted Refinancing Indebtedness or any Permitted Subsidiary Refinancing Indebtedness;
(H) payments to redeem, or to avoid the issuance of, fractional shares of Capital Stock of the Company; (I) the payment of dividends by a Subsidiary on any class of common stock of such Subsidiary if such dividend is paid pro rata to all holders of such class of common stock; (J) the repurchase of any class of common stock of a Subsidiary if such repurchase is made pro rata with respect to such class of common stock; and (K) other Restricted Payments not to exceed $3.0 million. Restricted Payments permitted to be made as described in the first sentence of this paragraph will be excluded in calculating the amount of Restricted Payments thereafter.

     For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

     Limitation on Indebtedness. The Company will not, and will not permit any Subsidiary to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness), unless after giving pro forma effect to the incurrence of such Indebtedness, the Consolidated Interest Coverage Ratio for the Determination Period preceding the Transaction Date is at least 2.25 to 1.0. Notwithstanding the foregoing, the Company or any Subsidiary may incur Permitted Indebtedness. Any Indebtedness of a Person existing at the time at which such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Subsidiary at the time at which it becomes a Subsidiary.

     Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any Subsidiary, directly or indirectly, to create, enter into any agreement with any Person or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind which by its terms restricts the ability of any Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock to the Company or any Subsidiary, (b) pay any Indebtedness owed to the Company or any Subsidiary, (c) make loans or advances to the Company or any Subsidiary or (d) transfer any of its Property or assets to the Company or any Subsidiary except any encumbrance or restriction contained in any agreement or instrument:

     (i) existing on the Issue Date;

     (ii) relating to any Property or assets acquired after the Issue Date, so long as such encumbrance or restriction relates only to the Property or assets so acquired and is not and are not created in anticipation of such acquisition;

     (iii) relating to any Acquired Indebtedness of any Subsidiary at the date on which such Subsidiary was acquired by the Company or any Subsidiary (other than Indebtedness incurred in anticipation of such acquisition);

     (iv) effecting a refinancing of Indebtedness incurred pursuant to an agreement referred to in the foregoing clauses (i) through (iii), so long as the encumbrances and restrictions contained in any such refinancing agreement are no more restrictive than the encumbrances and restrictions contained in such agreements;

     (v) constituting customary provisions restricting subletting or assignment of any lease of the Company or any Subsidiary or provisions in license agreements or similar agreements that restrict the assignment of such agreement or any rights thereunder;

     (vi) constituting restrictions on the sale or other disposition of any Property securing Indebtedness as a result of a Permitted Lien on such Property;

     (vii) constituting any temporary encumbrance or restriction with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or Property and assets of, such Subsidiary; or

     (viii) arising pursuant to applicable law.

     Limitation on Asset Sales. The Company will not engage in, and will not permit any Subsidiary to engage in, any Asset Sale unless (a) except in the case of (i) an Asset Sale resulting from the requisition of title to, seizure or forfeiture of any Property or assets or any actual or constructive total loss or an agreed or compromised total loss or (ii) a Bargain Purchase Contract, the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property; (b) at least 75% of such consideration consists of Cash Proceeds (or the assumption of Indebtedness of the Company or such Subsidiary relating to the Capital Stock or Property or asset that was the subject of such Asset Sale and the unconditional release of the Company or such Subsidiary from such Indebtedness); and (c) the Company delivers to the Trustee an Officer's Certificate certifying that such Asset Sale complies with clauses (a) and (b). The Company or such Subsidiary, as the case may be, may apply the Net Available Proceeds from each Asset Sale (x) to the acquisition of Replacement Assets, or
(y) to repurchase or repay Senior Debt.

     Any Net Available Proceeds from any Asset Sale that are not used to so acquire Replacement Assets or to repurchase or repay Senior Debt within 270 days after consummation of the relevant Asset Sale shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company shall within 60 days thereafter make a pro rata offer (an "Asset Sale Offer") to purchase from all holders an aggregate principal amount of Notes equal to the Excess Proceeds, at a price in cash (the "Asset Sale Offer Purchase Price") equal to 100% of the outstanding principal thereof plus accrued interest, if any, to the purchase date, plus Liquidated Damages, if any, in accordance with the procedures set forth in the Indenture. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero and the Company may use any remaining amount for general corporate purposes.

     The Company will comply with any applicable tender offer rules (including, without limitation, any applicable requirements of Rule 14e-1 under the Exchange Act) in the event that an Asset Sale Offer is required under the circumstances described herein.

     Limitation on Sale and Lease-Back Transactions. The Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Lease-Back Transaction unless (i) the proceeds from such Sale and Lease-Back Transaction are at least equal to the Fair Market Value of such Property being transferred and (ii) the Company or such Subsidiary would have been permitted to enter into such transaction under the covenants described in "--Certain Covenants--Limitation on Indebtedness" and "--Certain Covenants--Limitation on Liens," and "--Certain Covenants--Limitation on Subsidiary Indebtedness and Preferred Stock."

     Limitation on Liens. The Company will not, and will not permit any Subsidiary to, directly or indirectly, create, affirm, incur, assume or suffer to exist any Liens of any kind other than Permitted Liens on or with respect to any Property or assets of the Company or such Subsidiary or any interest therein or any income or profits therefrom, whether owned at the Issue Date or thereafter acquired, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the Indebtedness so secured for so long as such obligations are so secured.

     Subsidiary Guarantees. (a) The Indenture provides that the Company will not permit any Subsidiary to guarantee the payment of any Indebtedness of the Company or any Indebtedness of any other Subsidiary, in each case except for Indebtedness described in clause (b) of the definition of "Permitted Indebtedness" (in each case, the "Guaranteed Indebtedness") unless (i) if such Subsidiary is not a Guarantor, such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of payment of the Notes by such Subsidiary, (ii) if the Notes or the Subsidiary Guarantee (if any) of such Subsidiary are subordinated in right of payment to the Guaranteed Indebtedness, the Subsidiary Guarantee under the supplemental indenture shall be subordinated to such Subsidiary's guarantee with respect to the Guaranteed Indebtedness substantially to the same extent as the Notes or the Subsidiary Guarantee are subordinated to the Guaranteed Indebtedness under the Indenture,
(iii) if the Guaranteed Indebtedness is by its express terms subordinated in right of payment to the Notes or the Subsidiary Guarantee (if any) of such Subsidiary, any such guarantee of such Subsidiary with respect to the Guaranteed Indebtedness shall be subordinated in right of payment to such Subsidiary's Subsidiary Guarantee with respect to the Notes substantially to the same extent as the Guaranteed Indebtedness is subordinated to the Notes or the Subsidiary Guarantee (if any) of such Subsidiary, (iv) such Subsidiary waives and will and not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Subsidiary as a result of any payment by such Subsidiary under its Subsidiary Guarantee, and (v) such Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that (A) such Subsidiary Guarantee of the Notes has been duly executed and authorized and (B) such Subsidiary Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

     (b) Notwithstanding the foregoing and the other provisions of the Indenture, any Subsidiary Guarantee by a Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such guarantee.

     Unrestricted Subsidiaries. The Indenture provides that the Company may designate a subsidiary (including a newly formed or newly acquired subsidiary) of the Company or any of its Subsidiaries as an Unrestricted Subsidiary; provided that at the time of such designation such Subsidiary (i) has no Indebtedness other than Non-Recourse Indebtedness; (ii) is not party to any agreement, contract, arrangement or understanding with the Company or any Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (iii) is a Person with respect to which neither the Company nor any of its Subsidiaries has any direct or indirect obligation
(a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels, of operating results; and (iv) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries. Notwithstanding any provisions of this covenant, all subsidiaries of an Unrestricted Subsidiary will be Unrestricted Subsidiaries.

     The Indenture further provides that the Company will not, and will not permit any of its Subsidiaries to, take any action or enter into any transaction or series of transactions that would result in a Person (other than a newly formed subsidiary having no outstanding Indebtedness (other than Indebtedness to the Company or a Subsidiary) at the date of determination) becoming a Subsidiary (whether through an acquisition, the redesignation of an Unrestricted Subsidiary or otherwise) unless, after giving effect to such action, transaction or series of transactions on a pro forma basis, (i) the Company could incur at least $1.00 of additional Indebtedness pursuant to the first sentence of "--Certain Covenants--Limitation on Indebtedness" and (ii) no Default or Event of Default would occur.

     Subject to the preceding paragraphs, an Unrestricted Subsidiary may be redesignated as a Subsidiary. The designation of a subsidiary as an Unrestricted Subsidiary or the designation of an Unrestricted Subsidiary as a Subsidiary in compliance with the preceding paragraphs shall be made by the Board of Directors pursuant to a Board Resolution delivered to the Trustee and shall be effective as of the date specified in such Board Resolution, which shall not be prior to the date such Board Resolution is delivered to the Trustee. Any Unrestricted Subsidiary shall become a Subsidiary if it incurs any Indebtedness other than Non-Recourse Indebtedness. If at any time Indebtedness of an Unrestricted Subsidiary which was Non-Recourse Indebtedness no longer so qualifies, such Indebtedness shall be deemed to have been incurred when such Non-Recourse Indebtedness becomes Indebtedness.

     Limitations on Line of Business. The Indenture provides that neither the Company nor any of its Subsidiaries will directly or indirectly engage to any substantial extent in any line or lines of business activity other than a Related Business.

     Reports. The Indenture provides that the Company shall file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such
Section 13(a) or 15(d) or any successor provision thereto whether or not the Company were subject thereto, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file them. The Company shall also (whether or not it is required to file reports with the Commission), within 30 days of each Required Filing Date, transmit by mail to all holders of Notes, as their names and addresses appear in the applicable Security Register, without cost to such holders or Persons, and file with the Trustee, (i) all quarterly and annual financial information that is substantially equivalent to that which would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Result of Operations" section and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all reports that are substantially equivalent to those that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

Consolidation, Merger, Conveyance, Lease or Transfer

     The Company will not, in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Subsidiary into the Company in which the Company is the continuing corporation or a merger for purposes of reincorporation in another State of the United States or the District of Columbia or a merger with a Person that owns 100% of the Capital Stock of the Company), or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Property and assets of the Company and the Subsidiaries, taken as a whole, to any Person, unless:

     (i) either (a) the Company shall be the continuing corporation or (b) the corporation (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person which acquires, by sale, assignment, conveyance, transfer, lease or disposition, all or substantially all of the Property and assets of the Company and the Subsidiaries, taken as a whole (such corporation or Person, the "Surviving Entity"), shall be a corporation organized and validly existing under the laws of the United States of America, any political subdivision thereof or any state thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest (and Liquidated Damages, if any) on all the Notes and the performance of the Company's covenants and obligations under the Indenture;

     (ii) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Event of Default or Default shall have occurred and be continuing or would result therefrom; and

     (iii) immediately after giving effect to any such transaction or series of transactions on a pro forma basis as if such transaction or series of transactions had occurred on the first day of the Determination Period, the Company (or the Surviving Entity if the Company is not continuing) would be permitted to incur $1.00 of additional Indebtedness pursuant to the test described in the first sentence under the caption "--Certain
Covenants--Limitation on Indebtedness."

     The provision of clause (iii) shall not apply to (a) a merger between the Company and a wholly owned Subsidiary of a wholly owned Subsidiary of Holdings created for the purpose of holding the Capital Stock of the Company, (b) a merger between the Company and a wholly owned Subsidiary or (c) a merger between the Company and an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States or the District of Columbia so long as, in each case, the amount of Indebtedness of the Company and its Subsidiaries is not increased thereby.

     In connection with any consolidation, merger, continuance, transfer of assets or other transactions contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officer's Certificate and an opinion of counsel, each stating that such consolidation, merger, continuance, sale, assignment, conveyance or transfer and the supplemental indenture in respect thereto comply with the provisions of the Indenture and that all conditions precedent in the Indenture relating to such transactions have been complied with.

     Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, the foregoing paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as the Company in the Indenture; and when a Surviving Person duly assumes all of the obligations and covenants of the Company pursuant to the Indenture and the Notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

Events of Default

     Each of the following is an "Event of Default" under the Indenture:

     (a) default in the payment of interest on any Note issued pursuant to the Indenture when the same becomes due and payable, and the continuance of such default for a period of 30 days;

     (b) default in the payment of the principal of (or premium, if any, or Liquidated Damages, if any, on) any Note issued pursuant to the Indenture at its Maturity, whether upon optional redemption, required repurchase (including pursuant to a Change of Control Offer or an Asset Sale Offer) or otherwise or the failure to make an offer to purchase any such Note as required;

     (c) the Company fails to comply with any of its covenants or agreements contained in "--Change of Control," "--Certain Covenants--Limitation on Restricted Payments," "--Certain Covenants--Limitation on Asset Sales," "--Certain Covenants--Limitation on Indebtedness" or "--Consolidation, Merger, Conveyance, Lease or Transfer";

     (d) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty addressed in clause (a), (b) or (c) above) and continuance of such Default or breach for a period of 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% of the aggregate principal amount at Stated Maturity of the outstanding Notes;

     (e) Indebtedness of the Company or any Subsidiary is not paid when due within the applicable grace period, if any, or is accelerated by the holders thereof and, in either case, the principal amount of such unpaid or accelerated Indebtedness exceeds $5.0 million;

     (f) the entry by a court of competent jurisdiction of one or more final judgments against the Company or any Subsidiary in an uninsured or unindemnified aggregate amount in excess of $5.0 million which is not discharged, waived, appealed, stayed, bonded or satisfied for a period of 60 consecutive days;

     (g) the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state, or foreign bankruptcy, insolvency, or other similar law or (ii) a decree or order adjudging the Company or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state or foreign bankruptcy, insolvency, or similar law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of the Property or assets of the Company or any Significant Subsidiary, or ordering the winding up or liquidation of the affairs of the Company or any Significant Subsidiary, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

     (h) (i) the commencement by the Company or any Significant Subsidiary of a voluntary case or proceeding under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state or foreign bankruptcy, insolvency or other similar law or of any other case or proceeding to be adjudicated as bankrupt or insolvent; or (ii) the consent by the Company or any Significant Subsidiary to the entry of a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state, or foreign bankruptcy, insolvency or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or any Significant Subsidiary; or (iii) the filing by the Company or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state or foreign bankruptcy, insolvency or other similar law; or (iv) the consent by the Company or any Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or of any substantial part of the Property or assets of the Company or any Significant Subsidiary or of any substantial part of the Property or assets of the Company or any Significant Subsidiary, or the making by the Company or any Significant Subsidiary of an assignment for the benefit of creditors; or (v) the admission by the Company or any Significant Subsidiary in writing of its inability to pay its debts generally as they become due; or
(vi) the taking of corporate action by the Company or any Significant Subsidiary in furtherance of any such action.

     If any Event of Default (other than an Event of Default specified in clause (g) or (h) above) occurs and is continuing, then and in every such case the Trustee or the holders of not less than 25% of the outstanding aggregate principal amount at Stated Maturity of the Notes, may declare the principal amount at Stated Maturity, premium, if any, and any accrued and unpaid interest on all such Notes then outstanding to be immediately due and payable by a notice in writing to the Company (and to the Trustee if given by holders of such Notes), and upon any such declaration all amounts payable in respect of the Notes will become and be immediately due and payable. If any Event of Default specified in clause (g) or (h) above occurs, the principal amount at Stated Maturity, premium, if any, and any accrued and unpaid interest on the Notes then outstanding shall become immediately due and payable without any declaration or other act on the part of the Trustee or any holder of such Notes. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured or waived by the holders of the relevant Indebtedness within 30 days after such event of default; provided that no judgment or decree for the payment of the money due on the Notes has been obtained by the Trustee as provided in the Indenture. Under certain circumstances, the holders of a majority in principal amount at Stated Maturity of the outstanding Notes by notice to the Company and the Trustee may rescind an acceleration and its consequences.

     The holders of a majority in aggregate principal amount at Stated Maturity of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all such Notes waive any existing Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, on, Liquidated Damages, if any, on or the principal of, such Notes. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to such Trustee reasonable security or indemnity. Subject to the provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount at Stated Maturity of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required within five Business Days after becoming aware of any Default or Event of Default, to deliver to the Trustee a statement describing such Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

Amendment, Supplement and Waiver

     The Company and the Trustee may, at any time and from time to time, without notice to or consent of any holder, enter into one or more indentures supplemental to the Indenture (a) to evidence the succession of another Person to the Company and the assumption by such successor of the covenants and Obligations of the Company under the Indenture and contained in the Notes, (b) to add to the covenants of the Company, for the benefit of the holders, or to surrender any right or power conferred upon the Company by the Indenture, (c) to add any additional Events of Default, (d) to provide for uncertificated Notes in addition to or in place of certificated Notes, (e) to evidence and provide for the acceptance of appointment under the Indenture by the successor Trustee, (f) to secure the Notes, (g) to provide for any guarantee of the Notes by any Subsidiary, and (h) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision therein or to add any other provisions with respect to matters or questions arising under the Indenture; provided that such actions will not adversely affect the interests of the holders in any material respect.

     With the consent of the holders of not less than a majority in principal amount at Stated Maturity of the outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes), the Company and the Trustee may enter into one or more indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders; provided, however, that no such supplemental indenture will, without the consent of the holders of not less than two-thirds in principal amount at Stated Maturity of the Notes, modify the Obligations of the Company to make offers to purchase Notes upon a Change of Control or from the proceeds of Asset Sales; provided, further, that no such supplemental indenture will, without the consent of the holder of each outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof (or premium, if any, or Liquidated Damages, if any), or the interest thereon that would be due and payable upon Maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium, Liquidated Damages or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, (b) reduce the percentage in principal amount at Stated Maturity of the Outstanding Notes, the consent of whose Holders is necessary for any such supplemental indenture or required for any waiver of compliance with certain provisions of the Indenture, or certain Defaults thereunder, (c) subordinate in right of payment, or otherwise subordinate, the Notes to any other Indebtedness or (d) modify any of the provisions of this paragraph (except to increase any percentage set forth herein).

     The holders of not less than a majority in principal amount at Stated Maturity of the outstanding Notes may on behalf of the holders of all the Notes waive any past Default or Event of Default under the Indenture and its consequences, except a Default or Event of Default (a) in the payment of the principal of (or premium, if any) or interest (or Liquidated Damages, if any) on any Note or (b) in respect of a covenant or provision hereof which under the proviso to the prior paragraph cannot be modified or amended without the consent of the holder of each outstanding Note affected.

No Personal Liability of Directors, Officers, Employees and Stockholders

     No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Subsidiary Guarantees, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Satisfaction and Discharge of the Indenture; Defeasance

     The Company may terminate its obligations under the Notes and the Indenture when (i) either (A) all outstanding Notes have been delivered to the Trustee for cancellation or (B) all such Notes not therefore delivered to the Trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of (premium, if any, and Liquidated Damages, if any, on) and interest to the date of deposit or Maturity or date of redemption; (ii) the Company has paid or caused to be paid all sums then due and payable by the Company under the Indenture; and (iii) the Company has delivered an Officers' Certificate and an opinion of counsel relating to compliance with the conditions set forth in the Indenture.

     The Company, at its election, shall (a) be deemed to have paid and discharged its debt on the Notes and the Indenture shall cease to be of further effect as to all outstanding Notes (except as to (i) rights of registration of transfer, substitution and exchange of Notes, (ii) the Company's right of optional redemption, (iii) rights of holders to receive payments of principal of, premium, if any, interest and Liquidated Damages, if any, on the Notes (but not the Change of Control Purchase Price or the Asset Sale Offer Purchase Price) and any rights of the holders with respect to such amounts, (iv) the rights, obligations and immunities of the Trustee under the Indenture, and (v) certain other specified provisions in the Indenture) or (b) cease to be under any obligation to comply with certain restrictive covenants that are described in the Indenture, after the irrevocable deposit by the Company with the Trustee, in trust for the benefit of the holders, at any time prior to the Stated Maturity of the Notes, of (A) money in an amount, (B) U.S. Government Obligations which through the payment of interest and principal will provide, not later than one Business Day before the due date of payment in respect of such Notes, money in an amount, or (C) a combination thereof sufficient to pay and discharge the principal of, premium, if any on, interest and Liquidated Damages, if any, on, such Notes then outstanding on the dates on which any such payments are due in accordance with the terms of the Indenture and of such Notes. Such defeasance or covenant defeasance shall be deemed to occur only if certain conditions are satisfied, including, among other things, delivery by the Company to the Trustee of an opinion of outside counsel acceptable to the Trustee to the effect that (i) such deposit, defeasance and discharge will not be deemed, or result in, a taxable event for federal income tax purposes with respect to the holders; and (ii) the Company's deposit will not result in the trust or such Trustee being subject to regulation under the Investment Company Act of 1940.

Certain Definitions

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person merged with or into or became a subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a subsidiary of such specified Person, but excluding Indebtedness which is extinguished, retired or repaid in connection with such other Person merging with or into or becoming a subsidiary of such specified Person.

     "Acquisition Agreements" means (i) that certain Amended and Restated Transaction Agreement, dated as of September 18, 1996, among DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., Carlisle Enterprises, L.P., DLJ Brand Holdings, Inc., Brand Scaffold Services, Inc., Brand Scaffold Builders, Inc., Brand Scaffold Rental & Erection, Inc., 702569 Alberta Ltd., Rust International Inc., Rust Industrial Services Inc., Rust Scaffold Services Inc., Rust Scaffold Builders Inc. and Rust Scaffold Rental & Erection Inc., as amended, restated, supplemented or otherwise modified from time to time and
(ii) each other agreement (other than the Shareholders Agreement) entered into by, between or among any one or more of the foregoing and one or more other person, as the case may be, pursuant to or in connection with the transactions contemplated by such Amended and Restated Transaction Agreement, each as amended, restated, supplemented or otherwise modified from time to time.

     "Affiliate" of any specified Person means another Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control"

(including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 20% or more of the Voting Stock of a Person shall be deemed to be control.

     "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger or consolidation or by means of a Sale and Lease-Back Transaction) by the Company or any Subsidiary to any Person other than the Company or a Subsidiary of (i) any Capital Stock of any Subsidiary (except for directors' qualifying shares or certain minority interests sold to other Persons solely due to local law requirements that there be more than one stockholder, but which are not in excess of what is required for such purpose), or (ii) any other Property or assets of the Company or any Subsidiary, in the case of either clause (i) or
(ii), whether in a single transaction or a series of related transactions (A) that have a Fair Value in excess of $500,000 or (B) for net proceeds in excess of $500,000. Notwithstanding the foregoing, the following shall not constitute Asset Sales: (i) sales of obsolete, worn out, lost, damaged or shortage equipment in the ordinary course of business or other assets that, in the Company's reasonable judgment, are no longer used or useful in the conduct of the business of the Company and its Subsidiaries), (ii) any scaffolding rental contract or other lease of Property or other assets entered into by the Company or any Subsidiary in the ordinary course of business, other than any Bargain Purchase Contract, (iii) a Restricted Payment or Restricted Investment permitted under "--Certain Covenants--Limitation on Restricted Payments," (iv) a Change of Control, (v) a consolidation, merger, continuance or the disposition of all or substantially all of the assets of the Company and the Subsidiaries, taken as a whole in compliance with the provision of the Indenture described in "--Consolidation, Merger, Conveyance, Lease or Transfer," (vi) any trade or exchange by the Company or any Subsidiary of Property or assets for Replacement Assets owned or held by another Person, provided that (x) the Fair Value of the Property or assets traded or exchanged by the Company or such Subsidiary (including cash or cash equivalents to be delivered by the Company or such Subsidiary) is reasonably equivalent to the Fair Value of the Replacement Assets (together with cash or cash equivalents to be received by the Company or such Subsidiary) or other assets. An Asset Sale shall include the requisition of title to, seizure of or forfeiture of any Property or assets, or any actual or constructive total loss or an agreed or compromised total loss of any Property or assets.

     "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, at any date of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease (or to the first date on which the lessee is permitted to terminate such lease without the payment of a penalty) included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of any date, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from such date to the date of each scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such debt security multiplied in each case by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

     "Bank Facility" means all financing provided to, or Indebtedness incurred by, the Company pursuant to that certain Credit Agreement, dated as of September 30, 1996, among Brand Scaffold Services, Inc., as the borrower, various financial institutions, as the lenders, DLJ Capital Funding, Inc., as the syndication agent, Bank of America Illinois, as the letter of credit issuer, and Bank of America National Trust & Savings Association, as the administrative agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended by that certain First Amendment to the Credit Agreement, dated as of November 21, 1996, and by that certain Second Amendment to the Credit Agreement, dated as of February 19, 1998, and as amended and restated as of March 17, 1999 and as supplemented on March 9, 2000, and as further amended, modified, renewed, refunded, replaced, refinanced from time to time, including any agreement extending the maturity of or refinancing or refunding all or any portion of the Indebtedness thereunder or increasing the amount that may be borrowed under such agreement or any successor agreement, whether or not among the same parties.

     "Bargain Purchase Contract" means a scaffolding rental contract or lease that provides for acquisition of Property by the other party to such agreement during or at the end of the term thereof for less than Fair Market Value thereof at the time such right to acquire such Property is granted.

     "Capital Lease Obligation" means, at any time as to any Person with respect to any Property leased by such Person as lessee, the amount of the liability with respect to such lease that would be required at such time to be capitalized and accounted for as a capital lease on the balance sheet of such Person prepared in accordance with GAAP.

     "Capital Stock" in any Person means any and all shares, interests, partnership interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to acquire any equity interest in such Person.

     "Cash Equivalents" means (i) Government Securities, (ii) any certificate of deposit maturing not more than 365 days after the date of acquisition issued by, or time deposit of, an Eligible Institution or any lender under the Bank Facility, (ii) commercial paper maturing not more than 365 days after the date of acquisition of an issuer (other than an Affiliate of the Company) with a rating, at the time as of which any investment therein is made, or "A-3" (or higher) according to S&P or "P-2" (or higher) according to Moody's or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments, (iv) any bankers acceptances or money market deposit accounts issued by an Eligible Institution and (v) any fund investing exclusively in investments of the types described in clauses (i) through (iv) above.

     "Cash Proceeds" means, with respect to any Asset Sale by any Person, the aggregate consideration received for such Asset Sale by such Person in the form of cash or cash equivalents (including any amounts of insurance or other proceeds received in connection with an Asset Sale of the type described in the last sentence of the definition thereof), including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to such Person or any subsidiary thereof).

     "Change of Control" means (i) a determination by the Company that any Person or group (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange
Act) has become the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the Voting Stock of the Company other than Permitted Holders; (ii) the Company is merged with or into or consolidated with another corporation and immediately after giving effect to the merger or consolidation, more than 50% of the outstanding voting securities entitled to vote generally in the election of directors or persons who serve similar functions of the surviving or resulting entity are then beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) in the aggregate by Persons other than (x) the stockholders of the Company immediately prior to such merger or consolidation, or (y) if the record date has been set to determine the stockholders of the Company entitled to vote on such merger or consolidation, the stockholders of the Company as of such a record date; (iii) the Company, either individually or in conjunction with one or more Subsidiaries, sells, conveys, transfers or leases, or the Subsidiaries sell, convey, transfer or lease, all or substantially all of the assets of the Company or the Company and the Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Subsidiaries, to any Person (other than a Subsidiary); (iv) the liquidation or dissolution of the Company; or (v) the first day on which a majority of the individuals who constitute the Board of Directors of the Company are not Continuing Directors.

     "Consolidated Interest Coverage Ratio" means as of the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the "Transaction Date"), the ratio of the aggregate amount of EBITDA to aggregate Consolidated Interest Expense of the Company and its consolidated Subsidiaries for the four fiscal quarters for which financial information in respect thereof is available immediately prior to the applicable Transaction Date (the "Determination Period"); provided that if the Company or any of its consolidated Subsidiaries is a party to any Interest Swap Obligation that would have the effect of changing the interest rate on any Indebtedness of the Company or any of its consolidated Subsidiaries for such four-quarter period (or a portion thereof), the resulting rate shall be used for such four-quarter period or portion thereof; provided, further, that in the event that the Company or any of its Subsidiaries incurs, assumes, guarantees, redeems or repays any Indebtedness

(other than Indebtedness under the Revolving Loan) subsequent to the commencement of the Determination Period but on or prior to the Transaction Date, then the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption or repayment of Indebtedness, as if the same had occurred at the beginning of the Determination Period; provided, further, that if the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio would have the effect of increasing or decreasing EBITDA in the future and if such increase or decrease is readily quantifiable and is attributable to such transaction, EBITDA shall be calculated on a pro forma basis as if such transaction had occurred on the first day of the Determination Period and if, during the Determination Period, (x) the Company or any of its consolidated Subsidiaries shall have engaged in any Asset Sale, EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets which are the subject of such Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period or (y) after the Issue Date, the Company or any of its consolidated Subsidiaries shall have acquired any material assets or business, whether through the acquisition of the Capital Stock of such business or otherwise, other than in the ordinary course of business, EBITDA and Consolidated Interest Expense shall be calculated on a pro forma basis as if such acquisition had occurred on the first day of such period.

     "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication (A) the sum of (i) the aggregate amount of cash and non-cash interest expense (including capitalized interest) of such Person and its subsidiaries for such period as determined on a consolidated basis in accordance with GAAP in respect of Indebtedness (including, without limitation, (w) net costs associated with Interest Swap Obligations (including any amortization of discounts), (x) the interest portion of any deferred payment obligation calculated in accordance with the effective interest method, (y) all accrued interest and (z) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers acceptances or similar facilities) paid or accrued, or scheduled to be paid or accrued, during such period; (ii) dividends on Redeemable Stock of such Person (and Preferred Stock or Redeemable Stock of its subsidiaries if paid to a Person other than such Person or its subsidiaries) declared and payable in cash; (iii) the portion of any rental obligation of such Person or its subsidiaries in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP;
(iv) the portion of any rental obligation of such Person or its subsidiaries in respect of any Sale and Lease-Back Transaction allocable to interest expense (determined as if such were treated as a Capital Lease Obligation); and (v) to the extent any debt of any other Person is guaranteed by such Person or any of its subsidiaries, the aggregate amount of interest paid, accrued or scheduled to be paid or accrued, by such other Person during such period attributable to any such debt, less (B) to the extent included in (A) above, amortization or write-off of deferred financing costs of such Person and its subsidiaries during such period and any charge related or any premium or penalty paid in connection with redeeming or retiring any Indebtedness of such Person and its subsidiaries prior to its stated maturity, in the case of both (A) and (B) above, after elimination of intercompany accounts among such Person and its subsidiaries and as determined in accordance with GAAP. For purposes of clause
(ii) above, dividend requirements attributable to any Preferred Stock or Redeemable Stock shall be deemed to be an amount equal to the amount of dividend requirements on such Preferred Stock or Redeemable Stock times a fraction, the numerator of which is the amount of such dividend requirements, and the denominator of which is one minus the applicable combined federal, state, local and foreign income tax rate of the Company and its Subsidiaries (expressed as a decimal), on a consolidated basis, for the fiscal year immediately preceding the date of the transaction giving rise to the need to calculate Consolidated Interest Expense.

     "Consolidated Net Income" of any Person means, for any period, the aggregate net income (or net loss, as the case may be) of such Person and its subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication, (i) any net income of any Unrestricted Subsidiary, except that the Company's or any Subsidiary's interest in the net income of such Unrestricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash or cash equivalents actually distributed by such Unrestricted Subsidiary during such period to the Company or a Subsidiary as a dividend or other distribution, (ii) gains and losses, net of taxes, from Asset Sales or reserves relating thereto, (iii) the net income of any Person that is not a subsidiary or that is accounted for by the equity method of accounting which shall be included only to the extent of the amount of dividends or distributions paid to such Person or its subsidiaries, (iv) items classified as extraordinary, unusual or non-recurring (other than the tax benefit, if any, of the utilization of net operating loss carryforwards or alternative minimum tax credits), (v) the net income of any Person acquired by such specified Person or any of its subsidiaries in a pooling-of-interests transaction for any period prior to the date of such acquisition, (vi) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan, (vii) the net income of any subsidiary of such specified Person to the extent that the transfer to that Person of that income is not at the time permitted, directly or indirectly, by any means (including by dividend, distribution, advance or loan or otherwise), or by operation of the terms of its charter or any agreement with a Person other than with such specified Person, instrument held by a Person other than by such specified Person, judgment, decree, order, statute, law, rule or governmental regulations applicable to such subsidiary or its stockholders, except for any dividends or distributions actually paid by such subsidiary to such Person, (viii) the portion of the WMI Payments not included in net income,
(ix) gains or losses associated with non-cash compensations items, including, without limitation, the vesting of options to purchase shares of Capital Stock of the Company or Holdings, (x) amortization of fees incurred in connection with any financing by the Company, (xi) one-time write-offs of intangibles related to the transactions comprising or incidental to the Offering, (xii) gains or losses associated with the cumulative effect of a change in accounting principles and (xiii) with regard to a non-Subsidiary, any aggregate net income (or loss) in excess of such Person's or such subsidiary's pro rata share of such non-Subsidiary's net income (or loss).

     "Consolidated Net Worth" of any Person means, as of any date, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of such Person and its subsidiaries on a consolidated basis at such date, each item determined in accordance with GAAP, less amounts attributable to Redeemable Stock of such Person or any of its subsidiaries.

     "Continuing Director" means an individual who (i) is a member of the Board of Directors of the Company and (ii) either (A) was a member of the Board of Directors of the Company on the Issue Date or (B) whose nomination for election or election to the Board of Directors of the Company was approved by vote of at least a majority of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved.

     "Currency Hedge Obligations" means, at any time as to any Person, the obligations of such Person at such time which were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or future contract or other similar agreement or arrangement designed to protect against or manage such Person's or any of its subsidiaries' exposure to fluctuations in foreign currency exchange rates.

     "Default" means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default.

     "Determination Period" has the meaning specified under the definition of "Consolidated Interest Coverage Ratio."

     "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus (minus) to the extent reflected in the income statement of such Person for such period from which Consolidated Net Income is determined, without duplication, (i) Consolidated Interest Expense, (ii) income tax expense, (iii) depreciation expense, (iv) amortization expense, (v) any charge related to any premium or penalty paid in connection with redeeming or retiring any Indebtedness prior to its stated maturity, (vi) prior to January 1, 1999, the product of (A) the Pro Forma Cost Reductions and (B) a fraction the numerator of which is the number of days between the transaction date giving rise to this calculation and January 1, 1998, inclusive, and the denominator of which is 365, (vii) the one-time write-off of merger expenses incurred in connection with any acquisition consummated after the Issue Date, (viii) the one-time write-off of severance costs associated with the cost reduction program implemented by the Company in the fourth quarter of 1997, (ix) Non-Cash Claims and (x) any other non-cash charges (revenues) to the extent deducted from (or added to) Consolidated Net Income except for any non-cash charges (revenues) that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period.

     "Eligible Institution" means a commercial banking institution that has combined capital and surplus not less than $100.0 million or its equivalent in foreign currency, whose short-term debt is rated "A-3" or higher according to

Standard & Poor's Ratings Group ("S&P") or "P-2" or higher according to Moody's Investor Services, Inc. ("Moody's") or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Fair Market Value" means, with respect to consideration received or to be received pursuant to any transaction by any Person, the fair market value of such consideration as determined in good faith by the Board of Directors of the Company.

     "Fair Value" means, with respect to any asset or Property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

     "GAAP" means, at any date, United States generally accepted accounting principles, consistently applied, as set forth in the opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants ("AICPA") and statements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be designated by the AICPA, that are applicable to the circumstances as of the date of determination; provided, however, that all calculations made for purposes of determining compliance with the provisions set forth in the Indenture shall utilize GAAP in effect at the Issue Date.

     "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the Untied States of America is pledged.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantor" means any Subsidiary that shall have guaranteed, pursuant to a supplemental indenture and the requirements therefor set forth in the Indenture, the payment of all principal of, and interest and premium, if any, and Liquidated Damages, if any, on the Notes and all other amounts payable under the Notes or the Indenture, which guarantee shall be subordinate to all Senior Debt and pari passu with or senior to all other Indebtedness of such Subsidiary.

     "Holdings" means DLJ Brand Holdings, Inc., a Delaware corporation.

     "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, suffer to exist, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurrable" and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness. Indebtedness of a Person which is outstanding at the time it becomes a Subsidiary shall be deemed to have been incurred at the time at which it becomes a Subsidiary.

     "Indebtedness" as applied to any Person means, at any time, without duplication, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such Person for borrowed money; (ii) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including, without limitation, any such obligations incurred in connection with acquisition of Property, assets or businesses, excluding accounts payable made in the ordinary course of business which are not more than 90 days overdue or which are being contested in good faith and by appropriate proceedings; (iii) any obligation of such Person for all or any part of the purchase price of Property or for the cost of Property constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable incurred in respect of Property and services purchased in the ordinary course of business which are no more than 90 days overdue or which are being contested in good faith and by appropriate proceedings; (iv) any obligation of such Person upon which interest charges are customarily paid (other than accounts payable incurred in the ordinary course of business which are not more than 90 days overdue or which are being contested in good faith and by appropriate proceedings); (v) any obligation of such Person under conditional sale or other title retention agreements relating to purchased Property; (vi) any obligation of such Person issued or assumed as the deferred purchase price of Property (other than accounts payable incurred in the ordinary course of business which are no more than 90 days overdue or which are being contested in good faith and by appropriate proceedings); (vii) any Capital Lease Obligation or Attributable Indebtedness pursuant to any Sale and Lease-Back Transaction of such Person;
(viii) any obligation of any other Person secured by (or for which the obligee thereof has an existing right, contingent or otherwise, to be secured by) any Lien on Property owned or acquired, whether or not any obligation secured thereby has been assumed, by such Person; (ix) any obligation of such Person in respect of any letter of credit supporting any obligation of any other Person;
(x) the maximum fixed repurchase price of any Redeemable Stock of such Person (or if such Person is a subsidiary, any Preferred Stock of such Person); (xi) the notional amount of any Interest Swap Obligation or Currency Hedge Obligation of such Person at the time of determination; and (xii) any obligation which is in economic effect a guarantee, regardless of its characterization (other than an endorsement in the ordinary course of business), with respect to any Indebtedness of another Person, to the extent guaranteed. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock or subsidiary Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock or subsidiary Preferred Stock as if such Redeemable Stock or subsidiary Preferred Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Redeemable Stock or subsidiary Preferred Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock or subsidiary Preferred Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any guarantees at such date; provided that for purposes of calculating the amount of any non-interest bearing or other discount security, such Indebtedness shall be deemed to be the principal amount thereof that would be shown on the balance sheet of the issuer dated such date prepared in accordance with GAAP but that such security shall be deemed to have been incurred only on the date of the original issuance thereof.

     "Interest Swap Obligation" means, with respect to any Person, the obligation of such Person pursuant to any interest rate swap agreement, interest rate cap, collar or floor agreement or other similar agreement or arrangement designed to protect against or manage such Person's or any of its subsidiaries' exposure to fluctuations in interest rates.

     "Investment" means, with respect to any Person, any direct, indirect or contingent investment in another Person, whether by means of a share purchase, capital contribution, loan, advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or similar credit extension constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person; provided that the term "Investment" shall not include any transaction involving the purchase or other acquisition (including by way of merger) of Property (including Capital Stock) by the Company or any Subsidiary in exchange for Capital Stock (other than Redeemable Stock) of the Company. The amount of any Person's Investment shall be the original cost of such Investment to such Person, plus the cost of all additions thereto paid by such Person, and minus the amount of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, writedowns, or write-offs with respect to such Investment. In determining the amount of any Investment involving a transfer of any Property or assets other than cash, such Property or assets shall be valued at its Fair Value at the time of such transfer as determined in good faith by the board of directors (or comparable body) of the Person making such transfer. The Company shall be deemed to make an "Investment" in the amount of the Fair Value of the Assets of a Subsidiary at the time such Subsidiary is designated an Unrestricted Subsidiary.

     "Issue Date" means the date on which the Old Notes were first authenticated and delivered under the Indenture.

     "Lien" means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Maturity" means the date on which the principal of a Note becomes due and payable as provided therein or in the Indenture, whether at the Stated Maturity or the Change of Control Payment Date or purchase date established pursuant to the terms of the Indenture for an Asset Sale Offer or by declaration of acceleration, call for redemption or otherwise.

     "Net Available Proceeds" means, (a) as to any Asset Sale (other than a Bargain Purchase Contract), the Cash Proceeds therefrom, net of all legal and title expenses, commissions and other fees and expenses incurred, and all Federal, state, foreign, recording and local taxes payable as a consequence of such Asset Sale, net of all payments made to any Person other than the Company or a Subsidiary on any Indebtedness which is secured by such assets, in accordance with the terms of any Lien upon or with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale and, as for any Asset Sale by a Subsidiary, net of the equity interest in such Cash Proceeds of any holder of Capital Stock of such Subsidiary (other than the Company, any other Subsidiary or any Affiliate of the Company or any such other Subsidiary) and (b) as to any Bargain Purchase Contract, an amount equal to (i) that portion of the rental or other payment stream arising under a Bargain Purchase Contract that represents an amount in excess of the Fair Market Value of the rental or other payments with respect to the pertinent Property or other asset and (ii) the Cash Proceeds from the sale of such Property or other asset, net of the amount set forth in clause (a) above, in each case as and when received.

     "Non-Cash Claims" means the non-cash portion of general liability, auto liability, worker's compensation or post-retirement health insurance and related benefits expense.

     "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of an Unrestricted Subsidiary as to which (a) neither the Company nor any other Subsidiary (other than an Unrestricted Subsidiary) (i) provides credit support including any undertaking, agreement or instrument which would constitute Indebtedness or (ii) is directly or indirectly liable for such Indebtedness and (b) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its other Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Obligations" means, with respect to any Indebtedness, any obligation thereunder, including, without limitation, principal, premium and interest (including post petition interest thereon), penalties, fees, costs, expenses, indemnifications, reimbursements, damages and other liabilities.

     "Officer's Certificate" means a certificate signed by the Chairman of the Board, a Vice Chairman of the Board, the President, the Chief Executive Officer, the Chief Operating Officer, or a Vice President, the Chief Financial Officer, the Chief Accounting Officer, the Controller, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company or a Subsidiary and delivered to the Trustee, which shall comply with the Indenture.

     "Permitted Holders" means DLJ Merchant Banking Partners, L.P. and Carlisle Enterprises, L.P., and their respective Affiliates.

     "Permitted Indebtedness" means (a) Indebtedness of the Company under the Notes; (b) Indebtedness (and any guarantee thereof) under one or more credit or revolving credit facilities with a bank or syndicate of banks or financial institutions or other lenders, including the Bank Facility, as such may be amended, modified, revised, extended, replaced, or refunded from time to time, in an aggregate principal amount at any one time outstanding not to exceed $80.0 million, less any amounts derived from Asset Sales and applied to the required permanent reduction of Senior Debt under such credit facilities as contemplated by the "Limitation on Asset Sales" covenant; (c) Indebtedness of the Company or any Subsidiary under Interest Swap Obligations; provided that
(i) such Interest Swap Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "--Certain Covenants--Limitation on Indebtedness" and (ii) the notional principal amount of such Interest Swap Obligations does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligations relate; (d) Indebtedness of the Company or any Subsidiary under Currency Hedge Obligations; provided that (i) such Currency Hedge Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "--Certain Covenants--Limitation on Indebtedness" or to the foreign currency cash flows reasonably expected to be generated by the Company and the Subsidiaries and
(ii) the notional principal amount of such Currency Hedge Obligations does not exceed the principal amount of the Indebtedness and the amount of the foreign currency cash flows to which such Currency Hedge Obligations relate; (e) Indebtedness of the Company or any Subsidiary outstanding on the Issue Date;
(f) Indebtedness of the Company or any Subsidiary in respect of bid performance bonds, surety bonds, appeal bonds and letters of credit or similar arrangements issued for the account of the Company or any Subsidiary, in each case in the ordinary course of business and other than for an obligation for money borrowed; (g) Indebtedness of the Company to a Subsidiary and Indebtedness of a Subsidiary to the Company; provided that upon any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary, as the case may be, or any other subsequent transfer of any such Indebtedness (except to the Company or a Subsidiary), such Indebtedness shall be deemed, in each case, to be incurred and shall be treated as an incurrence for purposes of the "Limitation on Indebtedness" covenants at the time the Subsidiary in question ceased to be a Subsidiary or such Indebtedness is so transferred; (h) Subordinated Indebtedness of the Company to an Unrestricted Subsidiary for money borrowed;
(i) Indebtedness of the Company in connection with a purchase of the Notes pursuant to a Change of Control Offer; provided that the aggregate principal amount of such Indebtedness does not exceed 101% of the aggregate principal amount at Stated Maturity of the Notes purchased pursuant to such Change of Control Offer; provided, further, that such Indebtedness (A) has an Average Life equal to or greater than the remaining Average Life of the Notes and (B) does not mature prior to one day following the Stated Maturity of the Notes;
(j) Permitted Refinancing Indebtedness; (l) Acquired Indebtedness not to exceed an aggregate of $5.0 million at any one time outstanding; (m) Permitted Subsidiary Refinancing Indebtedness; and (n) additional Indebtedness in an aggregate principal amount not in excess of $10.0 million at any one time outstanding. So as to avoid duplication in determining the amount of Permitted Indebtedness under any clause of this definition, guarantees permitted to be incurred pursuant to the Indenture of, or obligations permitted to be incurred pursuant to the Indenture in respect of letters of credit supporting, Indebtedness otherwise included in the determination of such amount shall not also be included.

     "Permitted Investments" means (a) certificates of deposit, bankers acceptances, time deposits, Eurocurrency deposits and similar types of Investments routinely offered by commercial banks with final maturities of one year or less issued by commercial banks organized in the United States having capital and surplus in excess of $300.0 million; (b) commercial paper issued by any corporation, if such commercial paper has credit ratings of at least "A-l" or its equivalent by S&P and at least "P-I" or its equivalent by Moody's; (c) U.S. Government Obligations with a maturity of five years or less; (d) repurchase obligations for instruments of the type described in clause (c) with any bank meeting the qualifications specified in clause (a) above; (e) shares of money market mutual or similar funds having assets in excess of $100.0 million; (f) payroll advances in the ordinary course of business; (g) other advances and loans to officers and employees of the Company or any Subsidiary, so long as the aggregate principal amount of such advances and loans does not exceed $1.0 million at any one time outstanding; (h) Investments represented by that portion of the proceeds from Asset Sales that is not required to be Cash Proceeds by the covenant described in "--Certain Covenants--Limitation on Asset Sales"; (i) Investments made by the Company in its Subsidiaries (or any Person that will be a Subsidiary or is merged with or into the Company or a Subsidiary of the Company as a result of such Investment) or by a Subsidiary in the Company or in one or more Subsidiaries (or any Person that will be a Subsidiary as a result of such Investment); (j) Investments in stock, obligations or securities received in settlement of debts owing to the Company or any Subsidiary as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of the Company or any Subsidiary, in each case as to debt owing to the Company or any Subsidiary that arose in the ordinary course of business of the Company or any such Subsidiary; (k) certificates of deposit, bankers acceptances, time deposits, Eurocurrency deposits and similar types of Investments routinely offered by commercial banks organized in the United States with final maturities of one year or less and in an aggregate amount not to exceed $5.0 million at any one time outstanding with a commercial bank organized in the United States having capital and surplus in excess of $50.0 million; (l) Canadian and other foreign bank deposits and cash equivalents in jurisdictions where the Company or its Subsidiaries are then actively conducting business; (m) Interest Swap Obligations with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (n) Currency Hedge Obligations; provided that such Currency Hedge Obligations constitute Permitted Indebtedness permitted by clause (d) of the definition thereof; and (o) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility, worker's compensation and performance and other similar deposits in the ordinary course of business."Permitted Liens" means (a) Liens in existence on the Issue Date;
(b) Liens created for the benefit of the Notes; (c) Liens on Property of a Person existing at the time such Person is merged or consolidated with or into the Company or a Subsidiary (and not incurred as a result of, or in anticipation of, such transaction); provided that any such Lien relates solely to such Property; (d) Liens on Property existing at the time of the acquisition thereof (and not incurred as a result of, or in anticipation of such transaction); provided that any such Lien relates solely to such Property; (e) Liens incurred or pledges and deposits made in connection with worker's compensation, unemployment insurance and other social security benefits, statutory obligations, bid, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (f) Liens imposed by law or arising by operation of law, including, without limitation, landlords', mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens and Liens for master's and crew's wages and other similar maritime Liens, and incurred in the ordinary course of business for sums not delinquent or being contested in good faith, if such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made with respect thereof; (g) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and defects, irregularities and deficiencies in title to real property that do not, individually or in the aggregate, materially affect the ability of the Company or any Subsidiary to conduct its business presently conducted; (h) Liens for taxes or assessments or other governmental charges or levies not yet due and payable, or the validity of which is being contested by the Company or a Subsidiary in good faith and by appropriate proceedings upon stay of execution or the enforcement thereof and for which adequate reserves in accordance with GAAP or other appropriate provision has been made; (i) Liens to secure Indebtedness incurred for the purpose of financing all or a part of the purchase price or construction cost of Property acquired or constructed after the Issue Date; provided that (1) the principal amount of Indebtedness secured by such Liens shall not exceed 100% of the lesser of cost or Fair Market Value of the Property so acquired or constructed plus transaction costs related thereto, (2) such Liens shall not encumber any other assets or Property of the Company or any Subsidiary (other than the proceeds thereof and accessions and upgrades thereto) and (3) such Liens shall attach to such Property no later than 120 days after the date of the completion of the construction or acquisition of such Property; (j) Liens securing Capital Lease Obligations; (k) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (a), (c) and
(d); provided, further, that such Lien does not extend to any other Property of the Company or any Subsidiary and the principal amount of the Indebtedness secured by such Lien is not increased; (l) any rental or lease; (m) leases or subleases of real property to other Persons; (n) Liens securing Permitted Indebtedness described in clause (b) of the definition thereof; (o) judgment liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired; (p) rights of off-set of banks and other Persons; (q) Liens in favor of the Company or any Guarantor; (r) Liens existing on the Property of an Unrestricted Subsidiary at the time it becomes a Subsidiary; (s) Liens securing Indebtedness under one or more credit or revolving credit facilities with a bank or syndicate of banks or financial institutions or other lenders or securing any permitted refinancing of any such Indebtedness; and (t) other Liens not to exceed an aggregate of $1.5 million at any one time outstanding.

     "Permitted Refinancing Indebtedness" means Indebtedness of the Company or any Subsidiary, incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Indebtedness of the Company or such Subsidiary; provided that (i) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is pari passu with or subordinated in right of payment (without regard to its being secured) to the Notes, then such new Indebtedness is pari passu with or subordinated in right of payment (without regard to its being secured) to, as the case may be, the Notes at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (ii) such new Indebtedness is scheduled to mature at the same time or later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (iii) such


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


new Indebtedness has an Average Life at the time such Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and (iv) such new Indebtedness is in aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) equal to or less than the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses, and premium, if any, incurred by the Company or such Subsidiary in connection therewith.

     "Permitted Subsidiary Refinancing Indebtedness" means Indebtedness of any Subsidiary, incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Indebtedness of such Subsidiary which outstanding Indebtedness was incurred in accordance with, or is otherwise permitted by, the terms of clauses (e), (f) or (g) of the definition of Permitted Indebtedness; provided that (i) such new Indebtedness is scheduled to mature at the same time or later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (ii) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and (iii) such new Indebtedness is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) equal to or less than the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses, and premium, if any, incurred by the Company or such Subsidiary in connection therewith.

     "Person" means any individual, corporation, limited liability company, partnership, limited partnership, limited liability partnership, joint venture, incorporated or unincorporated association, joint stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends and/or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of at least one other class of such Person.

     "Pro Forma Cost Reductions" means the pro forma effect of the cost reduction program implemented by the Company in the fourth quarter of 1997, including (i) eliminating 63 administrative and support positions and consolidating certain administrative functions, (ii) restructuring and renegotiating benefits programs, (iii) renegotiating the Company's insurance premiums to reflect continued improvements in its safety record, (iv) negotiating company-wide procurement contracts in order to take advantage of volume pricing and (v) implementing a new management information system to improve inventory utilization and reduce equipment transportation expenses.

     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, excluding Capital Stock in any other Person.

     "Qualified Equity Offering" means an offering of Capital Stock (other than Redeemable Stock) of the Company for cash, whether pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act.

     "Qualified Proceeds" means any of the following or any combination of the following: (i) cash, (ii) Cash Equivalents, (iii) assets that are used or useful in a Related Business and (iv) the Capital Stock of any Person engaged in a Related Business, if, in connection with the receipt by the Company or any Subsidiary of the Company of such Capital Stock, (a) such Person becomes a Subsidiary of the Company or any Subsidiary of the Company or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Subsidiary of the Company.

     "Redeemable Stock" means, with respect to any Person, any equity security that by its terms or otherwise is required to be redeemed, or is redeemable at the option of the holder thereof, at any time prior to one day following the Stated Maturity of the Notes or is exchangeable into Indebtedness of such Person or any of its subsidiaries.

     "Related Business" means the scaffolding rental, erection and dismantlement business or any business related to the provision of industrial maintenance services and activities incidental to any of the foregoing and any business related or ancillary to any of the foregoing.

     "Replacement Asset" means a Property or asset that is used or is useful in a Related Business.

     "Restricted Investment" means any Investment in any Person, including an Unrestricted Subsidiary or the designation of a Subsidiary as an Unrestricted Subsidiary, other than a Permitted Investment.

     "Restricted Payment" means to (i) declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem, retire or otherwise acquire for value, any Capital Stock of the Company or any Affiliate of the Company, or warrants, rights or options to acquire such Capital Stock, other than (x) dividends payable solely in the Capital Stock (other than Redeemable Stock) of the Company or such Affiliate, as the case may be, or in warrants, rights or options to acquire such Capital Stock and (y) dividends or distributions by a Subsidiary to the Company or to a Subsidiary; (ii) make any principal payment on, or redeem, repurchase, defease (including an in-substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled principal payment, scheduled sinking fund payment or other stated maturity, Indebtedness of the Company or any Subsidiary which is subordinated (whether pursuant to its terms or by operation of law) in right of payment to the Notes; or (iii) make any Restricted Investment in any Person.

     "Sale and Lease-Back Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its subsidiaries.

     "Senior Debt" means any Indebtedness incurred by the Company other than Subordinated Indebtedness.

     "Shareholders Agreement" means that certain Amended and Restated Shareholders Agreement, dated as of September 30, 1996, among DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., Carlisle-Brand Investors, L.P., Rust Industrial Services Inc., DLJ Brand Holdings, Inc., Brand Scaffold Services, Inc. and certain individuals party thereto, as amended, supplemented or otherwise modified from time to time.

     "Significant Subsidiary" means a Subsidiary that is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act.

     "Stated Maturity" when used with respect to a Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

     "Subordinated Indebtedness" means any Indebtedness of the Company that is subordinated in right of payment to the Notes, as the case may be, and does not mature prior to one year following the Stated Maturity of the Notes.

     "Subsidiary" or "subsidiary" means, (i) with respect to any Person other than the Company, (x) any corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person, or by one or more other subsidiaries of such Person, or by such Person and one or more other subsidiaries of such Person, (y) any general partnership, joint venture or similar entity, more than 50% of the outstanding partnership or similar interest of which is owned, directly or indirectly, by such Person, or by one or more other subsidiaries of such Person, or by such Person and one or more other subsidiaries of such Person and any limited partnership of which such Person or any subsidiary of such Person is a general partner; and (ii) with respect to the Company, a subsidiary of the Company other than an Unrestricted Subsidiary.

     "Transaction Date" has the meaning specified within the definition of Consolidated Interest Coverage Ratio.

     "U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged; (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (i) or (ii) above, are not callable or redeemable at the option of the issuers thereof; or (iii) depository receipts issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a Depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such Depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such Depository receipt.

     "Unrestricted Subsidiary" means any subsidiary of the Company that the Company has classified as an Unrestricted Subsidiary and that has not been reclassified as a Subsidiary pursuant to the terms of the Indenture.

     "Voting Stock" means with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holder thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or comparable body of such Person.

     "WMI Payments" means all payments received by the Company pursuant to that certain Transitional Services Agreement, dated as of September 30, 1996, by and among Brand Scafford Services, Inc., WMI Technologies Inc., Rust International Inc. and Rust Industrial Services, Inc., as amended, supplemented or otherwise modified from time to time.

Concerning the Trustee

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

     Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to Brand Scaffold Services, Inc., 15450 South Outer Highway 40, #270, Chesterfield, Missouri 63017, Attention: Chief Financial Officer.

Book-Entry; Delivery; Form and Transfer


     All Notes are represented by one or more notes in global form (the "Global Exchange Notes") which have been deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee.


     Holders of Notes who elect to take physical delivery of their certificates instead of holding their interest through the Global Exchange Note (collectively referred to herein as the "Non-Global Holders") will be issued in registered form a certificated Note ("Certificated Exchange Note"). Upon the transfer of any Certificated Exchange Note initially issued to a Non-Global Holder, such Certificated Exchange Note will, unless the transferee requests otherwise or the Global Exchange Note has previously been exchanged in whole for Certificated Exchange Notes, be exchanged for an interest in the Global Exchange Note.

     Global Exchange Notes

     DTC will credit, on its book-entry registration and transfer system interests in the Global Exchange Note to the accounts of institutions that have accounts with DTC (including Euroclear and Clearstream Banking, societe anonyme) ("participants"). Ownership of beneficial interests in the Global Exchange Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Exchange Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to participants' interests) for the Global Exchange Note, or by participants or persons that hold interests through participants (with respect to beneficial interests of persons other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Exchange Note.

     So long as DTC, or its nominee, is the registered holder of any Global Exchange Notes, DTC or such nominee, as the case may be, will be considered the sole legal owner and holder of such Notes represented by such Global Exchange Notes for all purposes under the Indenture and the Notes. Except as set forth below, owners of beneficial interests in Global Exchange Notes will not be entitled to have such Global Exchange Notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing Notes in definitive, fully registered form bearing a legend containing the applicable restrictions on transfers ("Definitive Notes") in exchange therefor and will not be considered to be the owners or holders of such Global Exchange Notes represented thereby for any purpose under the Notes or the Indenture. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in a Global Exchange Note desires to take any action that DTC, as the holder of such Global Exchange Note, is entitled to take, DTC would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Any payment of principal, interest or Liquidated Damages due on the Notes on any interest payment date or at maturity will be made available by the Company to the Trustee by such date. As soon as possible thereafter, the Trustee will make such payments to DTC or its nominee, as the case may be, as the registered owner of the Global Exchange Notes representing such Notes in accordance with existing arrangements between the Trustee and DTC.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, interest or Liquidated Damages in respect of the Global Exchange Notes, will credit immediately the accounts of the related participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Exchange Note as shown on the records of DTC. The Company also expects that payment by participants to owners of beneficial interests in the Global Exchange Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     None of the Company, the Trustee, or any payment agent for the Global Exchange Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any of the Global Exchange Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for other aspects of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the Global Exchange Notes owning through such participants.


     As long as the Notes are represented by a Global Exchange Notes, DTC's nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the Notes. See "Description of Notes--Change of Control." Notice by participants, or by owners of beneficial interests in a Global Exchange Notes held through such participants, of the exercise of the option to elect repayment of beneficial interests in Notes represented by a Global Exchange Notes must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment with respect to a particular Note, the beneficial owner of such Note must instruct the broker or other participant to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.


     Unless and until exchanged in whole or in part for Notes in definitive form in accordance with the terms of the Notes, the Global Exchange Notes may not be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC, or by DTC or any such nominee to a successor of DTC or a nominee of each successor.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Notes among its participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. The Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes.

      Definitive Notes

     The Global Exchange Note shall be exchangeable for corresponding Certificated Exchange Notes registered in the name of persons other than DTC or its nominee if (A) DTC (i) notifies the Company that it is unwilling or unable to continue as DTC for any of the Global Exchange Notes or (ii) at any time ceases to be a clearing agency registered under the Exchange Act, (B) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) with respect to the Notes or (C) the Company executes and delivers to the Trustee an order that the Global Exchange Notes shall be so exchangeable. Any Definitive Notes will be issued only in fully registered form and shall be issued without coupons in denominations of $1,000 and integral multiples thereof. Any Definitive Notes issued in exchange for a Global Exchange Note will be registered in such names and in such denominations as DTC shall request.

      The Clearing System

     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include DLJSC), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      Settlement

     Investors holding their Notes through DTC will follow settlement practices applicable to United States corporate debt obligations. The Indenture requires that payments in respect of Notes (including principal, premium, interest and Liquidated Damages) be made by wire transfer of same-day funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.


                       MARKET-MAKING ACTIVITIES OF DLJSC

     This prospectus is to be used by DLJSC in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. DLJSC may act as principal or agent in such transactions. There can be no assurance that DLJSC will continue to act in such capacities. DLJSC has no obligation to make a market in the Notes, and may discontinue its market-making activities at any time without notice, at its sole discretion.


     DLJMB, an affiliate of DLJSC, holds, together with its affiliates, in the aggregate, a 64.4% equity interest in the Company. DLJSC acted as an initial purchaser in connection with the original offering of the notes by the Company.


     The Company will receive no portion of the proceeds from the sales of Notes in market-making transactions. The Company has agreed to indemnify DLJSC against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments DLJSC may be required to make in respect thereof.


                                 LEGAL MATTERS

     The validity of the Notes was passed upon for the Company by Davis Polk & Wardwell.


                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets of Brand as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999 included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports appearing herein.



                      WHERE YOU CAN FIND MORE INFORMATION


     We file reports, proxy statements and other information with the Commission. You may also read and copy any document we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room and their copy charges. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     We have filed a registration statement on Form S-1 (of which this prospectus is a part) with the Commission under the Securities Act with respect to the Notes. This prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. You should review our registration statement and the exhibits thereto.

                         INDEX TO FINANCIAL STATEMENTS


Brand Scaffold Services, Inc. and Subsidiaries:
   Report of Independent Public Accountants................................ F-2
   Consolidated Statements of Operations for the years ended December 31,
      1999, 1998, and 1997................................................. F-3
   Consolidated Balance Sheets as of December 31, 1999 and 1998............ F-4
   Consolidated Statements of Cash Flows for the years ended December 31,
      1999, 1998, and 1997................................................. F-5
   Consolidated Statements of Stockholder's Equity (Deficit) for the years ended December 31, 1999, 1998, and 1997.............................. F-6
   Notes to Consolidated Financial Statements.............................. F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Brand Scaffold Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Brand Scaffold Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brand Scaffold Services, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period December 31, 1999, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP



St. Louis, Missouri
March 10, 2000

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)


                                                                      Year Ended December 31,
                                                                --------------------------------------
                                                                  1999          1998            1997
                                                                --------       --------       --------
Revenue..................................................       $218,916       $205,304       $160,660
Operating expenses.......................................        171,630        157,673        122,638
                                                                --------       --------       --------
 Gross profit............................................         47,286         47,631         38,022
Selling and administrative expenses......................         31,550         29,568         25,840
Nonrecurring start-up expenses...........................              -              -          2,498
                                                                --------       --------       --------
 Operating income........................................         15,736         18,063          9,684
Interest expense.........................................         17,758         17,728         15,422
Interest income..........................................           (159)          (249)          (397)
                                                                --------       --------       --------
 Income (loss) before provision for income tax...........         (1,863)           584         (5,341)
Provision for income tax.................................              -              -             -
                                                                --------       --------       --------
 Income (loss) before extraordinary loss.................         (1,863)           584         (5,341)
Extraordinary loss on debt extinguishment................              -          4,329              -
                                                                --------       --------       --------
 Net income (loss).......................................         (1,863)        (3,745)        (5,341)
Less-  Accretion of preferred stock dividends............         (5,497)        (4,767)        (4,172)
                                                                --------       --------       --------
 Net loss applicable to common stock.....................        $(7,360)       $(8,512)       $(9,513)
                                                                ========       ========       ========


       The accompanying notes to financial statements are an integral part of these statements.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                    (In thousands except per share amounts)


                                                                                                         December 31,
                                                                                                      1999           1998
                                                                                                    --------       --------
ASSETS
Current assets:
 Cash and cash equivalents....................................................................          $244         $3,125
 Trade accounts receivable, net of allowance for doubtful accounts of $770 in 1999 and
   $812 in 1998...............................................................................        37,346         31,485
 Costs and estimated earnings in excess of billings or uncompleted contracts..................         1,786          2,056
 Note receivable from WMIS, current portion...................................................            --          2,175
 Notes receivable, current portion............................................................           194            132
 Other current assets.........................................................................         3,225          3,192
                                                                                                    --------       --------
   Total current assets.......................................................................        42,795         42,165
                                                                                                    --------       --------
Property and equipment:
 Land.........................................................................................         1,652          1,633
 Buildings....................................................................................         2,829          2,284
 Vehicles and other equipment.................................................................        17,634         11,281
 Scaffolding equipment........................................................................       184,152        172,970
 Leasehold improvements.......................................................................           704            853
                                                                                                    --------       --------
   Total property and equipment, at cost......................................................       206,971        189,021
 Less- Accumulated depreciation and amortization..............................................        45,118         27,421
                                                                                                    --------       --------
   Total property and equipment, net..........................................................       161,853        161,600
                                                                                                    --------       --------
Other assets:
 Deferred financing costs, net................................................................         4,779          5,350
 Notes receivable, net of current portion.....................................................           477            759
 Other assets.................................................................................           968          1,186
                                                                                                    --------       --------
   Total other assets.........................................................................         6,224          7,295
                                                                                                    --------       --------
   Total assets...............................................................................      $210,872       $211,060
                                                                                                    ========       ========
LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)
Current liabilities:
 Revolving loan...............................................................................        $3,960     $--
 Current maturities of long-term debt.........................................................         6,000          5,000
 Current portion notes payable and capital lease obligations..................................           903            831
 Accounts payable and accrued expenses........................................................        25,648         23,454
 Billings in excess of costs and estimated earnings on uncompleted contracts..................           731            800
                                                                                                    --------       --------
   Total current liabilities..................................................................        37,242         30,085
                                                                                                    --------       --------
Long-term debt................................................................................       147,500        153,500
                                                                                                    --------       --------
Notes payable and capital lease obligations...................................................         3,499          4,176
                                                                                                    --------       --------
Deferred income taxes.........................................................................         2,195          1,875
                                                                                                    --------       --------
14.5% senior exchangeable preferred stock, $0.01 par value, 1,250,000 shares authorized,
 1,042,460 issued and outstanding.............................................................        41,404         35,907
                                                                                                    --------       --------
Stockholder's equity (deficit):
 Common stock, $0.01 par value, 100 shares authorized, issued and
outstanding...................................................................................            --             --
 Paid-in capital..............................................................................        19,369         18,525
 Receivables from sale of Holdings' common stock..............................................          (822)          (336)
 Predecessor basis adjustment.................................................................       (13,038)       (13,038)
 Cumulative translation adjustment............................................................          (851)        (1,368)
 Accumulated deficit..........................................................................       (25,626)       (18,266)
                                                                                                    --------       --------
   Total stockholders' equity (deficit).......................................................       (20,968)       (14,483)
                                                                                                    --------       --------
   Total liabilities and stockholder's equity (deficit).......................................      $210,872       $211,060
                                                                                                    ========       ========


       The accompanying notes to financial statements are an integral part of these statements.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                                       Year Ended December 31,
                                                                                  ------------------------------------
                                                                                   1999           1998           1997
                                                                                  -------        -------       -------
Cash flows from operating activities:
 Net income (loss)........................................................        $(1,863)       $(3,745)      $(5,341)
 Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Deferred income tax provision..........................................             29            (42)         (167)
   Depreciation and amortization..........................................         24,491         17,234        13,294
   Extraordinary loss on debt extinguishment..............................             --          4,329            --
   Changes in operating assets and liabilities:
     Trade accounts receivable, net.......................................         (5,861)        (7,813)       (1,513)
     Costs and estimated earnings in excess of billings on
       uncompleted contracts..............................................            270             89           109
     Notes receivable.....................................................            220            253         1,973
     Scaffolding equipment................................................          4,140          4,264         4,540
     Accounts payable and accrued expenses................................          2,194          7,940            15
     Billings in excess of costs and estimated earnings on
       uncompleted contracts..............................................            (69)            54           109
   Other..................................................................         (2,403)         4,190        (1,036)
                                                                                  -------        -------       -------
       Net cash provided by operating activities..........................         21,148         26,753        11,983
                                                                                  -------        -------       -------
Cash flows from investing activities:
 Purchase of property and equipment.......................................        (23,452)       (25,519)      (14,733)
 Receipts on note receivable from WMIS....................................          2,175          2,700         2,200
 Proceeds from sales of property and equipment other than
   scaffolding............................................................             55             43            37
 Payments for acquisitions................................................         (1,875)        (2,100)           --
                                                                                  -------        -------       -------
       Net cash used for investing activities.............................        (23,097)       (24,876)      (12,496)
                                                                                  -------        -------       -------
Cash flows from financing activities:
 Proceeds from long-term debt.............................................             --        130,000            --
 Payments of long-term debt...............................................         (5,000)      (121,250)       (8,250)
 Borrowings (payments) of revolving loans.................................          3,960         (4,500)        4,500
 Payments on notes payable and capital lease obligations..................           (605)          (438)           --
 Debt issuance financing costs............................................             --         (4,829)           --
 Issuance of preferred stock..............................................             --             --         1,062
 Capital contribution from Holdings.......................................            713             48           537
                                                                                  -------        -------       -------
       Net cash used for financing activities.............................           (932)          (969)       (2,151)
                                                                                  -------        -------       -------
Increase (decrease) in cash and cash equivalents..........................         (2,881)           908        (2,664)
Cash and cash equivalents, beginning of period............................          3,125          2,217         4,881
                                                                                  -------        -------       -------
Cash and cash equivalents, end of period..................................           $244         $3,125        $2,217
                                                                                  =======        =======       =======
Supplemental cash flow disclosures:
 Interest paid............................................................        $16,008        $11,469       $14,138
 Income taxes paid........................................................             --             --           113
Noncash transactions:
 Paid in-kind accretion of preferred stock dividends......................         $5,497         $4,767        $4,172
 Receipt of scaffolding as payment in lieu of cash on accounts
   receivable.............................................................             --             --           422
 Purchase of equipment with capital lease.................................            600          3,800            --

       The accompanying notes to financial statements are an integral part of these statements.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                      (in thousands except share amounts)



                                              Receivables
                   Common Stock               from Sale of
                   ------------                 Holding's     Predecessor                    Cumulative
                                    Paid in      Common          Basis       Accumulated    Translation              Comprehensive
                   Shares Dollars   Capital       Stock        Adjustment      Deficit       Adjustment     Total    Income (Loss)
                   ------ -------   -------       -----        ----------      -------       ----------     -----    -------------
Balance,
  December 31,
  1996              100        --    17,604             --        (13,308)          (241)           (78)    4,247
Comprehensive
income (loss):
  Net income
    (loss)           --        --        --             --             --         (5,341)            --    (5,341)         $(5,341)
  Translation
    adjustment                                                                                                                (447)
                                                                                                                           -------
                     --        --        --             --             --             --           (447)     (447)
Comprehensive                                                                                                              $(5,788)
                                                                                                                           =======
(loss)
Paid-in-kind
  accretion of
  preferred
  dividends          --        --        --             --             --         (4,172)            --    (4,172)
Capital
  contribution
  from DLJ
  Brand
Holdings, Inc.       --        --       873             --             --             --             --       873
Issuance of
  promissory
  notes from
  officers and
  employees          --        --        --           (336)            --             --             --      (336)
                    ----      ----   ------           ----         ------          -----            ----    -----
Balance,
  December 31,
  1997              100        --    18,477           (336)       (13,038)        (9,754)          (525)   (5,176)
                    ===       ====   ======           ====         ======          =====            ===     =====


                                           (Continued on following page)

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT) (Continued)
                      (in thousands except share amounts)


                                              Receivables
                   Common Stock               from Sale of
                   ------------    Additional   Holding's     Predecessor                   Cumulative
                                    Paid in      Common          Basis       Accumulated    Translation              Comprehensive
                   Shares Dollars   Capital       Stock        Adjustment      Deficit       Adjustment     Total    Income (Loss)
                   ------ -------   -------       -----        ----------      -------       ----------     -----    -------------
Balance,
  December 31,
  1997              100   $--       $18,477       $(336)       $(13,038)       $(9,754)         $(525)    $(5,176)
Comprehensive
income (loss):
  Net income
    (loss)           --        --        --          --              --         (3,745)            --      (3,745)      $(3,745)
  Translation
    adjustment       --        --        --          --              --             --           (843)       (843)         (843)
                                                                                                                        -------
Comprehensive
(loss)                                                                                                                  $(4,588)
                                                                                                                        =======
Capital
  contribution
  from DLJ
  Brand
Holdings, Inc.       --        --        48          --              --             --             --          48
Paid-in-kind
  accretion of
  preferred
  dividends          --        --        --          --              --         (4,767)            --      (4,767)
                    ---       ---   -------       -----        --------       --------        -------    --------
Balance,
  December 31,
  1998              100       $--   $18,525       $(336)       $(13,038)      $(18,266)       $(1,368)   $(14,483)
                    ===       ===   =======       =====        ========       ========        =======    ========


                                           (Continued on following page)

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                      (in thousands except share amounts)


                                              Receivables
                   Common Stock               from Sale of
                   ------------    Additional   Holding's     Predecessor                   Cumulative
                                    Paid in      Common          Basis       Accumulated    Translation              Comprehensive
                   Shares Dollars   Capital       Stock        Adjustment      Deficit       Adjustment     Total    Income (Loss)
                   ------ -------   -------       -----        ----------      -------       ----------     -----    -------------
Balance,
  December 31,
  1998              100     $--     $18,525       $(336)       $(13,038)      $(18,266)       $(1,368)    $(14,483)
Comprehensive
  income (loss):
  Net income
    (loss)           --      --          --          --              --         (1,863)            --       (1,863)      $(1,863)
  Translation
    adjustment       --      --          --          --              --             --            517          517          (517)
                                                                                                                         -------
Comprehensive
(loss)                                                                                                                   $(1,346)
                                                                                                                         =======
Paid-in-capital
  from Stock
  options            --      --         131          --              --             --             --          131
Issuance of
  promissory
  notes from
  officers and
  employees          --      --          --        (486)             --             --             --         (486)
                    ---     ---     -------       -----        --------       --------          -----     --------
Capital
  contribution
  from DLJ
  Brand
  Holdings, Inc.     --      --         713          --              --             --             --          713
Paid-in-kind
  accretion of
  preferred
  dividends          --      --          --          --              --         (5,497)            --       (5,497)
                    ---     ---     -------       -----        --------       --------          -----     --------
Balance,
  December 31,      100     $--     $19,369       $(822)       $(13,038)      $(25,626)         $(851)    $(20,968)
                    ===     ===     =======       =====        ========       ========          =====     ========
1999


         The accompanying notes to financial statements are an integral part of this statement.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (in thousands except share data)

1.   ORGANIZATION AND BUSINESS:

     Brand Scaffold Services, Inc. (a Delaware corporation) and its subsidiaries (the "Company") are 100% owned by DLJ Brand Holdings, Inc. ("Holdings"). Holdings is owned 64.4% by Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), 9.2% by Carlisle Enterprises, L.P. ("Carlisle"), 18.3% by Rust International Inc. ("Rust International") through its wholly owned subsidiary, Rust Industrial Services Inc. ("RIS") and 8.1% by the directors, officers and employees of the Company. Rust International is a subsidiary of Waste Management Industrial Services, Inc. ("WMIS").

     The Company believes it operates in one segment. The Company provides scaffolding services primarily to refining, chemical, petrochemical, pulp and paper, and utility industries, and to a lesser extent and general commercial clients. Scaffolding services are typically provided in connection with periodic, routine cleaning and maintenance of refineries, chemical plants and utilities, as well as for new construction projects. The Company provides personnel to erect and dismantle scaffolding structures, transport scaffolding to project sites and supervise and manage such activities. In addition, the Company rents and occasionally sells scaffolding that is classified as property and equipment on the consolidated balance sheets. The Company maintains a substantial inventory of scaffolding in the United States and Canada.

     The Company's services are not rendered to or dependent on any single customer within the industrial or commercial markets and, therefore, the Company does not believe that a material concentration of credit risk exists, except that one customer accounted for 13%, 15% and 17% of revenue for the years ended December 31, 1999, 1998, and 1997, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Presentation

     The accompanying financial statements are prepared on a consolidated basis and include those assets, liabilities, revenues and expenses directly attributable to the operations of the Company. All significant intercompany balances and transactions have been eliminated.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition

     The Company recognizes contract revenue on the percentage-of-completion basis with losses recognized in full when identified. Changes in project performance and conditions, estimated profitability and final contract settlements may result in future revisions to costs and income. Substantially all of the Company's contracts are completed in less than six months. Other revenues are recognized when the services are performed.

     Rental and Sales of Scaffolding

     For the years ended December 31, 1999, 1998 and 1997 revenues from the rental of scaffolding were $54,653, $50,137 and $40,847 respectively.

     The Company periodically sells scaffolding to third parties, primarily to its rental customers. The Company recognizes revenue for the proceeds of such sales and records as operating expense the net book value of the scaffolding. Net book value is determined, assuming the oldest scaffolding is sold first, as the Company maintains inventory records on a group basis. Revenues and gross profit from sales of scaffolding were $5,731 and $1,591, respectively, for the year ended December 31, 1999, $5,757 and $1,493, respectively, for the year ended December 31, 1998, and $7,714 and $3,174, respectively, for the year ended December 31, 1997.

     Cash and Cash Equivalents

     The Company considers all short-term deposits purchased with original maturities of three months or less to be cash equivalents.

     Property and Equipment

     Property and equipment (including major repairs and improvements that extend the useful life of the asset) are capitalized and stated at cost. Ordinary maintenance and repairs of equipment are charged to expense. The cost of property and equipment is depreciated over the estimated useful lives on the straight-line method as follows:

Buildings                              10 to 30 years
Vehicles and other equipment           3 to 8 years
Scaffolding equipment                  2 to 20 years
Leasehold improvements                 Life of the applicable lease or life of
                                       the improvement, whichever is shorter

     For the years ended December 31, 1999, 1998 and 1997, depreciation and amortization expense was $23,769, $16,509, and $12,325 respectively.

     Deferred Financing Costs

     The Company deferred financing costs of $6,624 which is being amortized over the life of the Credit Agreement. In 1998, the Company recorded an extraordinary loss of $4.3 million to write off deferred financing costs related to the early extinguishment of debt. For the years ended December 31, 1999, 1998 and 1997, amortization expense was $722, $725, and $969 respectively. Accumulated amortization was $700 and $924, as of December 31, 1999 and 1998, respectively. In connection with the February 1998 issuance of senior notes, the Company incurred financing fees and expenses of $4.8 million, which were deferred and are being amortized over 10 years.

     Derivative Financial Instruments

     The Company uses an interest rate collar to hedge its exposure to interest rate fluctuations. The collar has the effect of establishing a maximum and a minimum interest rate on a portion of the Company's underlying variable rate debt obligations. The maximum and minimum interest rates associated with the interest rate collar are 8.50% and 5.69%, respectively. In 1998, the Company recorded an expense of $599 related to this interest rate collar.

     Asset Impairment

     If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value.

     Foreign Operations

     The assets and liabilities of the Company's wholly owned foreign subsidiary, Brand Scaffold Services of Canada, Inc. are translated at the rates of exchange in effect on the balance sheet date while income statement accounts are translated at the average exchange rate in effect during the period. The resulting translation adjustments are charged or credited to the cumulative translation adjustment account included in stockholder's equity (deficit). Revenue from the Canadian operation and scaffolding equipment in Canada are less than 10% of the consolidated totals for the Company.

3.  NOTES RECEIVABLE:

     Notes receivable result from scaffolding sales. As of December 31, 1999, and 1998, $671 and $891 of such notes maturing in 2 to 4 years were outstanding with interest rates ranging from 8.5% to 9.0%, and 9.75% to 11.00% respectively.

4.   INCOME TAXES:

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income taxes are not provided on undistributed earnings of the Company's foreign subsidiary because those earnings are considered to be permanently invested. If the reinvested earnings were to be remitted, the U. S. income taxes under current law would be immaterial.

     For the years ended December 31, 1999, 1998 and 1997, such provision consisted of a deferred domestic tax (benefit) of ($29), ($238) and ($287), current foreign tax (benefit) expense of ($29), $42 and $167, and deferred foreign tax expense of $58, $196 and $120, respectively.

     The reconciliation of the statutory federal income tax (benefit) expense on the Company's pretax income (loss) to the actual provision for income taxes for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                           1999      1998       1997
                                          ------   -------    -------
Statutory federal income taxes ........   $(633)   $(1,333)   $(1,869)
State and local taxes, net of federal .     (95)      (251)      (174)
Foreign taxes .........................       7         54        287
Valuation allowance ...................     604      1,240      1,918
Other .................................     117        290       (162)
                                          -----    -------    -------
Provision for income tax ..............   $  --    $    --    $    --
                                          =====    =======    =======

     The components of the net deferred income tax liability as of December 31, 1999 and 1998, are as follows:

                                     1999         1998
                                   --------    --------
Deferred tax assets:
 Accrued liabilities ...........      4,877       4,274
 Property and equipment ........      1,001       1,670
 Net operating loss carryforward     35,491      34,401
 Valuation allowance ...........     (8,940)     (8,336)
                                   --------    --------
 Deferred tax assets ...........   $ 32,429    $ 32,009
                                   --------    --------
Deferred tax liabilities:
 Note receivable from WMIS .....        $--    $   (870)
 Property and equipment ........    (34,624)    (33,014)
                                   --------    --------
 Deferred tax liabilities ......    (34,624)    (33,884)
                                   --------    --------
 Deferred income tax asset, net    $ (2,195)   $ (1,875)
                                   ========    ========

     The Company is required to record a valuation allowance when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 1999, the valuation allowance of

$8,940 was recorded, which increased $604 for the year ended December 31, 1999. As of December 31, 1998, a valuation allowance of $8,336 was recorded, which increased $1,240 for the year ended December 31, 1998.

     At December 31, 1999, the Company had net operating loss carryforwards, for federal income tax purposes, of $88,729 which expire in various years between 2011 and 2018.

5.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     The major components of accounts payable and accrued expenses as of December 31, 1999 and 1998, are as follows:

                                                              1999         1998
                                                              ----         ----
Accounts payable .......................................     $ 3,896     $ 4,024
Payroll and related accruals ...........................       6,137       6,419
Workers compensation and health benefit liabilities ....       8,947       6,304
Accrued interest .......................................       5,230       5,128
Other ..................................................       1,438       1,579
                                                             -------     -------
                                                             $25,648     $23,454
                                                             =======     =======

6.   NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS:

     Notes payable and capital lease obligations as of December 31, 1999 and 1998, are as follows:

                                                              1999        1998
                                                              ----        ----
Notes payable ..........................................     $   935     $ 1,375
Capital lease obligations ..............................       3,467       3,632
                                                             -------     -------
                                                               4,402       5,007
Less- Current portion ..................................         903         831
                                                             -------     -------
                                                             $ 3,499     $ 4,176
                                                             =======     =======

     Notes payable consist of several promissory notes with interest rates of 8.5%. Future principal payments total $283 for 2000, $283 for 2001, $283 for 2002 and $86 for 2003.

7.   DEBT AND BORROWING ARRANGEMENTS:

     At December 31, 1999 and 1998, long-term debt consisted of the following:

                                                            1999          1998
                                                            ----          ----
Term loans .............................................    $27,460    $ 28,500
10-1/4% Senior Notes ...................................    130,000     130,000
                                                            -------    --------
                                                            157,460     158,500
Less- Current portion ..................................      9,960       5,000
                                                           --------    --------
 Long-term debt ........................................   $147,500    $153,500
                                                           ========    ========

     In 1996, in connection with the Acquisition, the Company entered into a Credit Agreement which provided for Term Loan Commitments under Senior Secured Credit facilities totaling $160 million, and a Revolving Loan Commitment totaling $30 million. In February 1998, the Company issued $130 million of 10-1/4% Senior Notes due February 2008. The offering was underwritten by DLJ. The proceeds of this offering were used to repay $120 million of the Term Loans outstanding under the Credit Agreement. In addition, in February 1998, the Company amended the Credit Agreement to reduce the total facility to $60 million. In March 1999, the Company also secured a $30 million Term B Loan commitment to enable the company to make further acquisitions. This amendment included revisions to certain covenant requirements. In connection with the Credit Agreement, the Company incurred administrative and commitment fees, included in interest expense, of $183, $208, and $216 for the years ended December 31, 1999, 1998 and 1997.

     Maturities of long-term debt as of December 31, 1999, are as follows:

Year
-----
2000 ................................................................. $  6,000
2001 .................................................................    8,500
2002 .................................................................   12,960
2003 .................................................................       --
2004 .................................................................       --
Thereafter ...........................................................   130,000
                                                                        --------
                                                                       $ 157,460
                                                                        ========

     Interest rates are determinable under the Credit Agreement based upon certain market "Base Rates" or LIBOR, plus an "Applicable Margin" of between 1.75% to 3.5%. The Applicable Margins for Tranche B and Tranche C loans are fixed while those for Tranche A loans ($23,500, $28,500, and $51,000 as of December 31, 1999, 1998, and 1997, respectively), vary based, generally, on earnings performance. The average interest rate under Term Loans in effect during the years ended December 31, 1999, 1998 and 1997, was 9.87%, 9.80%, and 8.90%, respectively. Interest expense on the Term Loans and the Senior Notes for the years ended December 31, 1999, 1998 and 1997, was $15,499, $17,060, and $13,984, respectively.

     Revolving loan commitments equal an amount based upon an eligible borrowing base, as defined, with a maximum available limit of $30 million. The loan expires September 30, 2002, and interest rates are based on certain market "Base Rate" or LIBOR plus a margin of between 1.75% and 3.5% (generally based on earnings performance). At December 31, 1999 and 1998, the available borrowing base (which is net of outstanding borrowings) was $12,654, and $16,244, respectively. As of December 31, 1999 and 1998, amounts borrowed under the revolving loan were $3,960 and $-0-, respectively. Any borrowings under the revolving loan commitment in excess of $10 million must be repaid once per year, in accordance with the Credit Agreement. Interest expense on the revolving loan for the years ended December 31, 1999, 1998 and 1997, was $509, $100, and $119 respectively.

     Substantially all assets of the Company are pledged as collateral for the Credit Agreement. In addition, the Company is required to comply with various affirmative and negative covenants in the Credit Agreement, including financial covenants requiring certain levels of net worth to be maintained and the achievement of certain financial ratios. The Company was in compliance with the various affirmative and negative covenants at December 31, 1999.

     As part of the Acquisition, the Company issued a Subordinated Note (the Subordinated Note) to Rust International totaling $14.5 million due 2008. The Subordinated Note was recorded at its fair value of $4.8 million, assuming an effective interest rate of 18% per annum. On September 30, 1996, Holdings assumed all obligations under the Subordinated Note by making a capital contribution to the Company of $4.8 million, which is included in paid-in capital of the Company. Because Holdings has no revenue generating activities, other than its ownership of the Company, it is likely that the Company's cash flows will service all or part of Holding's obligation under the Subordinated Note. Subject to certain conditions, Holdings has the option of paying interest, calculated annually, through the issuance of additional Subordinated Notes in lieu of cash. Additionally, based on Holdings' financial performance, the Subordinated Note's interest and principal payments may be delayed or accelerated. The fair market value of the Subordinated Note is approximately $6.2 million and $7.0 million as of December 31, 1999 and 1998, respectively. No principal or interest cash payments were made during 1999 or 1998.

8.   LEASE OBLIGATIONS:

     The Company leases a portion of its operating and office facilities under operating leases. For the years ended December 31, 1999, 1998 and 1997, rent expense was $1,735, $1,538, and $1,334, respectively.

     The Company leases certain scaffolding equipment under capital leases. The net book value of the scaffolding equipment under capital lease was $3,398 as of December 31, 1999. The future minimum lease payments under noncancelable leases as of December 31, 1999, are as follows:

                                                     Capital      Operating
Year                                                 Leases        Leases
----                                                 ------        ------
2000............................................        1,069       1,763
2001............................................        1,069       1,640
2002............................................        1,069       1,292
2003............................................          858         760
2004............................................           --         408
Thereafter......................................           --         453
                                                       ------      ------
 Total minimum lease payments...................       $4,065      $6,316
Less- Imputed interest component................          598
                                                       ------
 Present value of net minimum lease payments....       $3,467
                                                       ======

9.   COMMITMENTS AND CONTINGENCIES:

     In the ordinary course of conducting its business, the Company becomes involved in various pending claims and lawsuits. These primarily relate to employee matters. The outcome of these matters is not presently determinable, however, in the opinion of management, based on the advice of legal counsel, the resolution of these matters is not anticipated to have a material adverse effect on the financial position or results of operations of the Company.

     The Company has available Letter of Credit Commitments in an amount not to exceed $15 million, of which $9,530, $8,000 and $6,751 was outstanding with a bank at December 31, 1999, 1998 and 1997, respectively. For the years ended December 31, 1999, 1998 and 1997, the Company paid fees related to such commitments (included in interest expense) of $285, $216, and $134, respectively.

10.  SENIOR EXCHANGEABLE PREFERRED STOCK:

     The Company has authorized 1,250,000 shares and has issued and outstanding 1,042,460 of Senior Exchangeable Preferred Stock (the "Senior Preferred Stock"). The Senior Preferred Stock is mandatorily redeemable on March 31, 2008, at a redemption price equal to aggregate liquidation value plus unpaid dividends. The liquidation value of each share of Senior Preferred Stock is $25 at issuance. Dividends are calculated quarterly on the liquidation value of such shares at 14.5% annually. For the five-year period ended September 30, 2001, such dividends accrete on a compounded basis and increase the liquidation value. Dividends are payable in cash subsequent to this date. For the years ended December 31, 1999, 1998 and 1997, dividends of $5,497, $4,767, and $4,172 were accreted. As a result, the loss attributable to common stockholders for the years ended December 31, 1999, 1998 and 1997, was $7,360, $8,512, and
$9,513, respectively.

     The Senior Preferred Stock carries no voting rights, but its holders have certain defined rights upon certain events occurring. In the event of a change in control of the Company, each holder of Senior Preferred Stock will have the right to require the Company to repurchase its shares at 101% of the liquidation value. The Company may redeem the Senior Preferred Stock at certain premiums to the liquidation value at any time after September 30, 2001. Additionally, at the option of the Company, the Senior Preferred Stock is exchangeable into 14.5% Subordinated Exchange Debentures due 2008, under certain conditions.

11.  STOCKHOLDER'S EQUITY (DEFICIT):

     The Company has authorized, issued and outstanding 100 shares of $.01 par common stock. All of the common stock of the Company is owned by Holdings.

12.  PARENT COMPANY TRANSACTIONS:

     Holdings has authorized 15,000,000 shares and issued and outstanding 13,383,123 shares of $.01 par common stock.

     As part of the Acquisition, on September 30, 1996, Holdings and Carlisle agreed upon a grant of options to Carlisle (the "Carlisle Options") to acquire 918,750 shares of Holdings' common stock. The Carlisle Options fall into three categories, each with different vesting terms: time based, performance based, and path dependent (for which vesting is contingent upon certain measurements of the value of the Company). Substantially all of the value of the Carlisle Options was considered a cost of the Acquisition and pushed down to the Company's financial statements.

     In 1999, 1998 and 1997, Holdings made a capital contribution to the Company of $713, $48, and $873, respectively, representing cash and notes received by the Company from the sale of Holdings' common stock to certain directors, officers and employees of the Company. At December 31, 1999 and 1998 certain officers and employees of the Company have outstanding promissory recourse notes in the aggregate amount of $822 and $336, respectively, which were issued to the Company as consideration for a portion of the above Holdings' common stock. These notes earn interest at a rate between 5.22% and 7.03% and mature between 2002 and 2006. These notes are secured by 643,500 shares owned by such officers and employees.

     In 1997, the Board of Directors of Holdings approved a stock option plan for key employees of the Company. During 1998 and 1997, Holdings granted certain employees options to acquire 109,000 and 963,500 shares of Holding's common stock, respectively. The options were granted with an exercise price of $1.00 per share which management believes approximated the fair value of Holdings' common stock at the date of grant. The options vest over a maximum of ten years and a minimum of five years provided certain performance criteria are met. Unvested options are subject to forfeiture, upon employee termination, as defined. Additionally, any shares acquired upon exercise are subject to repurchase rights of the Company upon termination of employment, as defined. Upon a change of control, as defined, all unvested options will vest. The weighted average exercise price for the options outstanding in 1999, 1998 and 1997 is $1.00.

     Stock option transactions under the plan for 1999, 1998 and 1997 are summarized below:

                                                     Number of Shares
                                             --------------------------------
                                               1999        1998        1997
                                             ---------   ---------  ---------

Options outstanding at beginning of year.    1,013,500     963,500         --
Options granted..........................           --     109,000    963,500
Options canceled.........................       98,000      59,000         --
Options exercised........................      645,700          --         --
Options outstanding at end of year.......      269,800   1,013,500    963,500
Exercisable at end of year...............      160,020     364,300          0

     The Company adopted the disclosure-only provisions under SFAS 123 "Accounting for Stock Based Compensation" ("SFAS 123"). The Company accounts for employee stock options under APB Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these options been determined consistent with SFAS 123, the Company's net loss would reflect the following for the year ended December 31:

Net Loss                                      1999          1998          1997
--------                                    -------       -------       -------
As reported                                 $(1,863)      $(3,745)      $(5,341)
Pro forma                                    (1,916)       (3,786)       (5,384)

     The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1997; dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 6.5% and an expected life of seven years. The fair value of the options granted in 1998 and 1997 was $.44 and $.45 per option, respectively.

     In accordance with the Shareholder's Agreement of Holdings, in the event any shareholder desires to transfer any shares of Holdings to a third party prior to September 30, 2001, such shareholders must first offer such shares to the other shareholders. Also, certain shareholders engaged in a transfer of shares to a third party have the right to compel the other shareholders to sell a proportionate share of their holdings to the third party, as defined.

13.  RELATED-PARTY TRANSACTIONS:

     Certain shareholders of Holdings receive a quarterly Management Advisory Fee in return for management, advisory and other services rendered. Such fees totaled $500, $500 and $500, for the years ended December 31, 1999, 1998 and 1997, respectively.

     In connection with the Acquisition, the Company entered into a Transitional Services Agreement with WMIS and Rust International. In consideration of certain services to be rendered by the Company and the licenses and preferred customer status granted by the Company, WMIS paid to the Company $725 per quarter through September 30, 1999 ($8.7 million in total). The Company recorded $7,438 as a note receivable from WMIS in purchase accounting. The balance of $1,263 was being accounted for as a reduction to the Company's operating expenses in the period the aforementioned services are provided. For the years ended December 31, 1999 and 1998, the Company received $2,175 and $2,900, respectively. For the years ended December 31, 1999, 1998 and 1997 operating expenses were reduced by $0, $200 and $700, respectively. In addition, the company provides computer support to WMIS and receives payment of $75 per month for such services.

14.  EMPLOYEE BENEFIT PLAN:

     In 1997, the Company established the Brandshare 401(k) Savings Plan and Profit Sharing Plan. Substantially all employees are eligible to participate in the Plan. Participants may elect to defer 2% to 15% of their salary. The Company, at its sole discretion, may make matching contributions to the Plan. For the years ended December 31, 1999, 1998 and 1997, the Company expensed $359, $345, and $318 respectively, for contributions to the Plan.

15.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and Cash Equivalents--The carrying amounts approximate fair value.

     Notes Receivable--The fair value of notes receivable are based on discounted future cash flows at current interest rates.

     Revolving Loan--The carrying amounts of the borrowings under the Credit Agreement approximate their fair value because such borrowings carry variable interest rates.

     Term Loans-The carrying amounts of the term loans approximate their fair value because such loans carry variable interest rates.

     Senior Notes-The fair value of the senior notes is based on market rates obtained from dealers.

     14.5% Senior Exchangeable Preferred Stock--The liquidation approximate fair value.

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1999 and 1998, are as follows:

                                                                 1999                          1998
                                                       -------------------------      -----------------------
                                                       Carrying                      Carrying
                                                        Amount       Fair Value       Amount       Fair Value
                                                       ---------     ----------       -------      ----------
Cash and cash equivalents.........................          $244            $244        $3,125          $3,125
Notes receivable..................................           671             671           891             891
Revolving loan....................................         3,960           3,960            --              --
Term loans........................................        23,500          23,500        28,500          28,500
Senior notes......................................       130,000         118,300       130,000         123,500
Notes payable and capital lease obligations.......         4,402           4,402         5,007           5,007
14.5% Senior exchangeable preferred stock.........        41,404          29,189        35,907          35,902

16.  ACQUISITIONS:

     In August 1999, the Company acquired the stock of Scaffold-Jax, Inc. for a purchase price of $1.2 million, ($1.0 million in cash and $200 in a note to be paid two years after closing). There was no excess cost of assets acquired over the amounts assigned to net tangible assets at the date of acquisition. Scaffold-Jax, Inc. is a Jacksonville, Florida based company and services both the industrial and commercial market.

     In April 1999, the Company acquired the operating assets of Philip Scaffold Corporations ("Philip") for a purchase price of $875. Philip operates out of Denver and Grand Junction, Colorado and is an industrial scaffold operation with its major customers being power companies and refineries.

     In October 1998, the Company acquired the operating assets of The Brook Company, Ltd. ("Brook") for a purchase price net of cash acquired of $3.1 million ($1.7 million of cash and $1.4 million in notes payable). There was no excess cost of assets acquired over the amounts assigned to net tangible assets at the date of the acquisition. Brook is a New Orleans based specialty provider of temporary structures and enclosures for the special events market.

     In September 1998, the Company acquired the operating assets of Scaffold Rental and Erection ("SRE") for a purchase price net of cash acquired, of $4.2 million ($400 of cash and $3.8 million in notes payable and capital lease obligations). The excess cost of assets acquired over the amounts assigned to net tangible assets at the date of acquisition was $100. SRE is an Atlanta based company that provides scaffolding services to industrial customers primarily in the southeastern states.

17.  ACCOUNTING STANDARD NOT YET IMPLEMENTED:

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company has not yet quantified the impacts of adopting SFAS No. 133 on its consolidated financial statements nor has it determined the timing or method of its adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

=========================================================             =========================================================

     We have not authorized any dealer, salesperson
or other person to give you written information                                            [LOGO]
other than this prospectus or to make
representations as to matters not stated in this                                       BRAND SCAFFOLD
prospectus.  You must not rely on unauthorized                                         SERVICES, INC.
information.  This prospectus is not an offer to sell
these securities or our solicitation of your offer to
buy the securities in any jurisdiction where that                               10 1/4% Senior Notes due 2008
would not be permitted or legal.  Neither the
delivery of this prospectus nor any sales made
hereunder after the date of this prospectus shall
create an implication that the information contained
herein or the affairs of the Company have not
changed since the date hereof.                                              ------------------------------------


               ----------------------
                                                                                         PROSPECTUS
                  TABLE OF CONTENTS
                                                                            ------------------------------------
                                                  Page
                                                  ----
Prospectus Summary..................................2
Risk Factors.......................................10
Use of Proceeds....................................16
Capitalization.....................................17
Selected Consolidated Financial Data...............18
Management's Discussion and Analysis of
   Financial Condition and Results of Operations...20
Business...........................................26
Management.........................................32
Principal Stockholders.............................37
Certain Relationships and Related Transactions.....39
Description of Bank Facility.......................40
Description of Preferred Stock.....................42
Description of Notes...............................44
Market-Making Activities of DLJSC..................70
Legal Matters......................................70                                  April 27, 2000
Independent Public Accountants.....................70
Where You Can Find More Information................70
Index to Consolidated Financial Statements........F-1


=========================================================             =========================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution

     The following is an itemization of all estimated expenses expected to be incurred by the Company in connection with the distribution of the securities registered hereby.

Legal fees and expenses...........................$ 35,000
Accounting fees and expenses......................$ 35,000
                                                  --------
     Total........................................$ 70,000
                                                  ========

Item 14.  Indemnification of Directors and Officers

     Under the Delaware General Corporation Law (the "DGCL"), directors, officers, employees and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the DGCL requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to the Company.

     The Company's Certificate of Incorporation, as amended, provides in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

     If the DGCL is amended to further expand the indemnification permitted to directors, officers, employees or agents of the Company, then the Company shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended.

Item 15.  Recent Sales of Unregistered Securities

     None.

Item 16.  Exhibits

      (a)   Exhibits

     Exhibit No.                              Description
     -----------                              -----------
      *3.1  --   Certificate of Incorporation of the Registrant
      *3.2  --   Certificate of Amendment of Certificate of Incorporation of the Registrant
      *3.3  --   Amended and Restated By-Laws of Brand Scaffold Services, Inc.
      *4.1  --   Amended and Restated Certificate of Designations, Preferences and Rights of 14.5% Senior
                 Exchangeable Preferred Stock due 2008 (the "Preferred Stock")
      *4.2  --   Amended and Restated Shareholders Agreement dated as of September 30, 1996 among DLJ
                 Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners,
                 C.V., DLJ Merchant Banking Funding, Inc., Carlisle-Brand Investors, L.P., Rust Industrial
                 Services Inc., DLJ Brand Holdings, Inc. ("Holdings"), Brand Scaffold Services, Inc. and
                 Certain Individuals

                                      II-1


     Exhibit No.                              Description
     -----------                              -----------

      *4.3  --   Stock Option Agreement dated as of March 4, 1997 between Holdings and Carlisle Group, L.P.
      *4.4  --   Indenture dated as of February 25, 1998 between the Company, and U.S. Trust Company of
                 Texas, N.A., as Trustee, relating to the Company's 10 1/4% Senior Notes due 2008 (the "Notes")
      *4.5  --   Registration Rights Agreement, dated as of February 25, 1998, between the Company and
                 Donaldson Lufkin & Jenrette Securities Corporation ("DLJSC"), as initial purchaser, relating to the Notes
      *4.6  --   Registration Rights Agreement dated as of March 2, 1998 by and between the Company and
                 DLJSC, relating to the Preferred Stock
      *5    --   Opinion of Davis Polk & Wardwell, Counsel of the Registrant, regarding the validity of the notes
     *10.1  --   Credit Agreement dated as of September 30, 1996, among Brand Scaffold Services, Inc., the
                 Banks party thereto, DLJ Capital, as Syndication Agent, and Bank of America, as
                 Administrative Agent (the "Credit Agreement")
     *10.2  --   Purchase Agreement dated as of February 25, 1998, by and between the Company and DLJSC, as initial purchaser, relating to the Notes
     *10.3  --   The Amended and Restated Transaction Agreement dated as of September 18, 1996 among
                 DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore
                 Partners, C.V., DLJ Merchant Banking Funding, Inc., Carlisle Enterprises, L.P., Holdings, the
                 Company, Brand Scaffold Builders, Inc., Brand Scaffold Rental & Erection, Inc. 702569
                 Alberta Ltd., Rust International Inc., Rust Industrial Services Inc., Rust Scaffold Services Inc.,
                 Rust Scaffold Builders Inc., and Rust Scaffold & Erection Inc.
     *10.4  --   Employment Agreement dated as of June 1, 1999 between the Company and John M. Monter
     *10.5  --   Employment Agreement dated as of July 29, 1996 between the Company and James "Marty"
                 McGee
     *10.6  --   Employment Agreement dated as of July 29, 1996 between the Company and Ronald W.
                 Moore
     *10.7  --   Employment Agreement dated as of July 29, 1996 between the Company and Otto K. Knoll
     *10.8  --   Offer Letter dated as of March 30, 1998 addressed to Ian R. Alexander
     *10.9  --   The Credit Agreement as amended and restated as of March 17, 1999
     *10.10 --   The Additional Term B Loan Addendum dated March 9, 2000 to the Credit Agreement
     *12    --   Statement of Computation of Ratio of Earnings to Fixed Charges
     *21    --   Subsidiaries of the Registrant
     *23.1  --   Consent of Arthur Andersen LLP, independent public accountants
     *23.2  --   Consent of Davis Polk & Wardwell, counsel to the Registrant (included in Exhibit 5)
     *24    --   Powers of Attorney
     *25    --   Statement of Eligibility of U.S. Trust Company of Texas, N.A.
     *27    --   Financial Data Schedule
     *99.1  --   Form of Letter of Transmittal
     *99.2  --   Form of Notice of Guaranteed Delivery



                                      II-2


     Exhibit No.                              Description
     -----------                              -----------
     *99.3  --   Form of Instruction to Registered Holder and/or Book-Entry Transfer Facility Participant from
                 Owner of Old Notes
     *99.4  --   Form of Letter to Clients of Depository Trust Company Participants
     *99.5  --   Form of Letter to Registered Holders and Depository Trust Company Participants

-------------------
* Previously filed with the SEC.


     (b)   Schedules


     All supplementary schedules relating to the Registration Statement are omitted because they are not required or because the required information, where material, is contained in the Financial Statements.

Item 17.  Undertakings

     (a)   The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chesterfield, State of Missouri, April 21, 2000.


                                     BRAND SCAFFOLD SERVICES, INC.


April 21, 2000


                                     By:  /s/ Ian R. Alexander
                                         ---------------------------------------
                                          Ian R. Alexander
                                          Chief Financial Officer,
                                          Vice President, Finance

     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

              Signature                                        Title                                 Date
              ---------                                        -----                                 ----


         /s/ John M. Monter              Director, Chief Executive Officer and President        April 21, 2000
   ----------------------------         (Principal Executive Officer)
           John M. Monter

        /s/ Ian R. Alexander             Chief Financial Officer, Vice President, Finance       April 21, 2000
   ----------------------------          (Principal Financial Officer and
          Ian R. Alexander               Principal Accounting Officer)

                                                                                                April 21, 2000
   ----------------------------          Chairman of the Board
           David L. Jaffe

                  *                      Director                                               April 21, 2000
   ----------------------------
           Robert Bonczek

                  *                      Director                                               April 21, 2000
   ----------------------------
          James S. Carlisle
                                         Director                                               April 21, 2000

   ----------------------------
          Donald R. Chappel

                   *                     Director                                                April 21, 2000
   ----------------------------
           Vincent Langone
                                         Director                                               April 21, 2000

   ----------------------------
            Karl R. Wyss


      *By: /s/ Ian R. Alexander                                                                 April 21, 2000
   ----------------------------
          Ian R. Alexander
         as Attorney-in-Fact
